Exhibit 99.1

Dear Xperi Stockholder:

We are pleased to deliver to you this information statement to inform you that on August 25, 2022, the board of directors of Xperi Holding Corporation (“Xperi”) approved the distribution of all the then issued and outstanding shares of common stock of Xperi Inc. (“Xperi Inc.”), a wholly owned subsidiary of Xperi, to Xperi stockholders. At the time of the distribution, Xperi Inc. will hold Xperi’s product business.

As previously announced, Xperi intends to separate into two independent, publicly traded companies—one for each of its product and IP licensing businesses. It is expected that after the distribution of Xperi Inc., Xperi will be renamed “Adeia Inc.” (“Adeia”). Once renamed, Adeia is expected to change its symbol to “ADEA .” Until such time, Xperi will continue to trade on the Nasdaq Global Select Market under the symbol “XPER.” The distribution of Xperi Inc. common stock will occur on                 , 2022 by way of a pro rata dividend to Xperi stockholders. Each Xperi stockholder will be entitled to receive four shares of Xperi Inc. common stock for every ten shares of Xperi common stock held by such stockholder at the close of business on                 , 2022, the record date of the distribution.

Immediately following the distribution, Xperi stockholders as of the record date for the applicable distribution will own 100% of the Xperi Inc. common stock and Xperi Inc. will become an independent, publicly traded company. Assuming the distribution is completed, immediately following the distribution, Adeia will continue to hold Xperi’s IP licensing business. The Xperi board of directors believes that creating two focused companies is the best way to drive value for all of Xperi’s stakeholders. They also believe that the separation of Xperi’s product and IP licensing businesses will better position both companies to capitalize on significant growth opportunities and focus their resources on their respective businesses and strategic priorities.

We expect the distribution of Xperi Inc. common stock to be tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution of Xperi Inc. common stock to you, including potential tax consequences under state, local and non-U.S. tax laws.

Stockholder approval of the distribution is not required. You are not required to take any action to receive your Xperi Inc. common stock and you do not need to pay any consideration or surrender or exchange your Xperi shares to receive your Xperi Inc. common stock.

Immediately following the distribution, you will own shares in both Adeia and Xperi Inc. We have applied to list our common stock on the New York Stock Exchange under the symbol “XPER.” In connection with the distribution of Xperi Inc., Adeia is expected to change its stock symbol to “ADEA.”

The enclosed information statement is being mailed to all Xperi stockholders who held shares of Xperi common stock as of the record date for the distribution of Xperi Inc. common stock. This statement describes the distribution in detail and contains important information about Xperi, Xperi Inc. and the distribution. We urge you to read the information statement carefully.

We want to thank you for your continued support of Xperi, and we look forward to your support of Xperi Inc. in the future.

Sincerely,

Jon Kirchner
Chief Executive Officer and President
Xperi Holding Corporation

[●], 2022

Dear Xperi Holding Corporation Shareholder:

On August 25, 2022, the board of directors of Xperi Holding Corporation (“Xperi”) approved the spin-off of our product business, Xperi Inc., into a separately traded public company.

We believe the separation will reduce complexity, increase business focus, and enable shareholders to more clearly evaluate the performance and future prospects of each business, unlocking meaningful value for shareholders.

In connection with the separation, Xperi Holding Corporation, which will hold the intellectual property (IP) licensing business (“Adeia”) after the serparation, will be renamed Adeia Inc. Paul Davis, Adeia’s current President, will become Chief Executive Officer. Adeia’s ticker symbol will become “ADEA,” and we will adopt the Adeia logo ..

Adeia will be one of the largest stand-alone IP platforms by revenue, with a diverse portfolio of nearly 10,000 media and semiconductor patent and patent applications worldwide. The quality and depth of our decades long relationships with customers has been a key contributor in our ability to renew and complete new license agreements with global leaders in media, entertainment, consumer electronics, social media, and semiconductor companies. Our media patent portfolios cover many critical digital entertainment technologies, and with strategic investments we are positioned to grow our licensable market. We are also a leading innovator in the semiconductor space which covers fundamental hybrid bonding, packaging, and processing technologies. Adeia will continue to grow its patent portfolios in size and relevance through ongoing investments that are principally focused on internal innovations, as well as through targeted acquisitions and strategic management of its patent portfolios.

The separation will be effected by means of a pro rata distribution of Xperi Inc. shares of common stock to existing holders of Xperi common stock, as described in the attached information statement. For U.S. federal income tax purposes, the distribution is intended to be tax-free to Xperi shareholders. Holders of Xperi common stock as of the record date are not being asked to take any action to receive Xperi Inc. common stock in the distribution. No stockholder approval of the distribution is required, and you do not need to pay any consideration, exchange, or surrender your existing shares of Xperi common stock or take any other action to receive your shares of Xperi Inc. common stock. The distribution will not affect the number of outstanding shares of Xperi common stock or any rights of Xperi stockholders.

We encourage you to read the attached information statement, which describes the separation and contains important details on our business model, financial profile, market opportunity, and strategy to drive near and long-term growth to generate value for our shareholders. We thank you for your continuing support of Xperi Holding Corporation (to be named Adeia Inc. at separation) and look forward to your future support of Xperi Inc. (which will become a standalone public product business at separation).

Thank you,

Jon E. Kirchner

President and Chief Executive Officer

Xperi Holding Corporation and Xperi Inc.

Paul E. Davis

President and Chief Executive Officer of Adeia

[●], 2022

Dear Future Xperi Inc. Shareholder:

On behalf of Xperi Inc., I am excited to welcome you as a future shareholder of our new company.

We began our journey 35 years ago and have since invented, developed, and delivered technologies that create extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it in a way that is more intelligent, immersive, and personal. To meet rising consumer expectations for higher quality and seamlessly integrated experiences, we work with partners across the digital value chain to power the next generation solutions for connected homes, connected cars—and our connected lives.

Xperi technologies, delivered via its brands (DTS, HD Radio, IMAX Enhanced, TiVo), and by its startup, Perceive, are integrated into billions of consumer devices and media platforms worldwide, powering smart devices, connected cars, entertainment experiences and more. We’ve created a unified ecosystem that reaches highly engaged consumers, uncovering incredible new business opportunities, now and in the future.

Xperi’s mature, diversified and stable businesses are profitable, generate significant cash flow, enable investment in our growth initiatives and provide incredible insights into advancing core technologies for our fast-growing independent media platform business.

We invite you to learn more about our company by reading the enclosed information statement. We are excited about our future as an independent, publicly traded company, and look forward to your continued support as an Xperi Inc. shareholder as we begin this new chapter of our journey.

Sincerely,

Jon E. Kirchner
President and Chief Executive Officer
Xperi Inc.

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Act of 1934, as amended.

Preliminary and Subject to Completion, dated                  , 2022

INFORMATION STATEMENT

XPERI INC.

Common Stock, Par Value $0.001 Per Share

This information statement is being furnished to the holders of common stock of Xperi Holding Corporation (“Xperi”) in connection with the distribution of shares of common stock of Xperi Inc. (“Xperi Inc.”). Xperi Inc. is a wholly owned subsidiary of Xperi that, at the time of the distribution, will hold Xperi’s product business. Xperi will distribute all the outstanding shares of Xperi Inc. common stock on a pro rata basis to its common stockholders.

Xperi Inc. is organized as a corporation under the laws of the State of Delaware.

For every ten shares of Xperi common stock held of record by you as of the close of business on                 , 2022, the record date for the distribution, you will receive four shares of Xperi Inc. common stock. No fractional shares of Xperi Inc. common stock will be issued. Instead, you will receive cash in lieu of any fractional shares. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your Xperi common stock in the “regular-way” market after the record date and before the separation and distribution, you will also be selling your right to receive shares of Xperi Inc. common stock in connection with the separation and distribution. We expect the shares of Xperi Inc. common stock to be distributed by Xperi to you on                  , 2022. We refer to the date of distribution of Xperi Inc. common stock as the “distribution date.” After the distribution, we will be an independent, publicly traded company.

No vote of Xperi stockholders is required or being sought to effect the distribution. Therefore, you are not being asked for a proxy to vote on the separation or the distribution, and you are requested not to send us a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Xperi common stock or take any other action to receive your shares of Xperi Inc. common stock.

The distribution is intended to be tax-free to Xperi stockholders for United States federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is subject to the satisfaction or waiver by Xperi of certain conditions, including the receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Xperi and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. Cash received in lieu of any fractional shares of Xperi common stock will generally be taxable to you.

Xperi currently owns all the outstanding shares of Xperi Inc. Accordingly, there is no current trading market for Xperi Inc. common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as the trading day prior to the record date for the distribution, and we expect “regular-way” trading of Xperi Inc. common stock to begin on the distribution date. Xperi Inc. has applied to list its common stock on the New York Stock Exchange under the symbol “XPER.”

Following the separation and distribution, Xperi Inc. will qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, is allowed to provide in this information statement more limited disclosures than an issuer that would not so qualify. In addition, for so long as Xperi Inc. remains an emerging growth company, it may take advantage, for a period of time, of certain exceptions from the Sarbanes-Oxley Act of 2002 and the Dodd- Frank Act of 2010.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                  , 2022 and is first being mailed to Xperi stockholders on or about                 , 2022.

PRESENTATION OF INFORMATION

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Xperi Inc. assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Xperi Inc.,” “we,” “us,” “our,” “our company” and “the Company” refer to the product business of Xperi, which is held by TiVo Product HoldCo LLC, a Delaware limited liability company (or TiVo Product HoldCo Corporation, a Delaware corporation, upon its conversion into a corporation), and subsequently renamed to Xperi Inc., a Delaware corporation, on August 15, 2022, and its consolidated subsidiaries. Unless the context otherwise requires, references in this information statement to “Xperi” or “Historical Xperi” refer to Xperi Holding Corporation, a Delaware corporation, and its consolidated subsidiaries, prior to the distribution of Xperi Inc. References in this information statement to Xperi Inc.’s historical assets, liabilities, products, business or activities are generally intended to refer to the historical assets, liabilities, products, business or activities of the Xperi Inc. business as it was conducted as part of Xperi and its subsidiaries prior to the spin-off. Unless the context otherwise requires, references in this information statement to the “separation” or the “spin-off” refer to the separation of Xperi Inc. from Xperi’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Xperi Inc.

Unless otherwise indicated or the context otherwise requires, this information statement describes Xperi Inc. as if the Internal Reorganization and Business Realignment (each as defined in the section entitled “The Separation and Distribution”) and the separation and distribution have been completed and as if Xperi Inc. held the product business of Xperi during all periods described. As a result, references in this information statement to Xperi Inc.’s historical assets, liabilities, products, business or activities are generally references to the applicable assets, liabilities, products, business or activities of Historical Xperi on a pro forma basis as if the Internal Reorganization, Business Realignment and separation and distribution had already occurred and Xperi Inc. was a standalone company holding Xperi’s product business. The unaudited pro forma condensed combined statements of operations give effect to the Internal Reorganization, Business Realignment and separation and distribution, described under “Unaudited Pro Forma Condensed Combined Financial Information,” as if they occurred on January 1, 2021, the beginning of the most recently completed fiscal year. The unaudited pro forma condensed combined balance sheet gives effect to the Internal Reorganization, Business Realignment and separation and distribution, described under “Unaudited Pro Forma Condensed Combined Financial Information,” as if they occurred as of June 30, 2022, our latest balance sheet date. See the section entitled “The Separation and Distribution” for further information.

You should carefully read this entire information statement, which forms a part of the registration statement on Form 10 (the “Form 10”), as well as (i) the combined financial statements of Xperi Inc. (referred to as Xperi Product in the financial statements) and notes thereto, (ii) the audited combined financial statements of TiVo Product (as defined below) for the year ended December 31, 2019, and (iii) the unaudited combined financial statements of TiVo Product for the three months ended March 31, 2020 and 2019, which are incorporated by reference herein and filed as Exhibits 99.2, 99.3 and 99.4, respectively, to the Form 10 of which this information statement forms a part. The combined financial statements included for TiVo Product are presented to provide readers an understanding of the product business of Pre-Merger TiVo. Some of the statements in this information statement constitute forward-looking statements. See the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this information statement to:

•

“Adeia” refers to Xperi and its consolidated subsidiaries, following the distribution of Xperi Inc., at which time Adeia will hold the IP licensing business of Xperi and is expected to be renamed “Adeia Inc.”;

•	“Business Realignment” has the meaning set forth in the section titled “The Separation and Distribution”;

•	“distribution” refers to the transaction in which Xperi will distribute to its stockholders all of the then issued and outstanding shares of Xperi Inc. common stock;

•	“distribution date” refers to the date of the distribution, which is expected to be on , 2022;

•	“Internal Reorganization” refers to the meaning set forth in the section titled “The Separation and Distribution”;

•	“Mergers” refers to the merger of Pre-Merger Xperi and Pre-Merger TiVo pursuant to an all-stock merger of equals transaction consummated on June 1, 2020;

•	“Pre-Merger TiVo” refers to TiVo Corporation and its consolidated subsidiaries prior to the Mergers;

•	“Pre-Merger Xperi” refers to Xperi Corporation and its consolidated subsidiaries prior to the Mergers;

•	“record date” refers to , 2022, the date set by the Xperi board of directors to determine the Xperi stockholders eligible to receive the distribution of Xperi Inc. common stock;

•	“separation” refers to the transaction in which Xperi Inc. will be separated from Xperi;

•	“TiVo Acquisition” refers to the acquisition of TiVo Inc. (renamed TiVo Solutions Inc.) by Rovi Corporation in a cash and stock transaction consummated on April 28, 2016;

•	“TiVo Product” refers to the product business of Pre-Merger TiVo;

•

“Xperi Inc.,” “we,” “us,” “our” and “the Company” refer to the product business of Xperi, which is held by TiVo Product HoldCo LLC, a Delaware limited liability company (or TiVo Product HoldCo Corporation, a Delaware corporation, upon its conversion into a corporation), and subsequently renamed to Xperi Inc., a Delaware corporation, on August 15, 2022, and its consolidated subsidiaries after giving effect to the Internal Reorganization, Business Realignment and separation and distribution, resulting in Xperi Inc. holding the product business of Xperi;

•	“Xperi Inc. common stock” refers to the shares of common stock, par value $0.001 per share, of Xperi Inc.;

•

“Xperi” or “Historical Xperi” refers to Xperi Holding Corporation, a Delaware corporation, and its consolidated subsidiaries, prior to the distribution of Xperi Inc., which is expected to be renamed Adeia Inc. following the distribution;

•	“Xperi Product,” as such term is used in connection with references to financial statements, refers to the product business of Xperi; and

•	“Xperi stockholders” refers to holders of record of the common stock of Xperi in their capacity as such.

SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation and distribution or other information that may be important to you. To better understand the separation, distribution and our business and financial position, you should carefully review this entire information statement.

Our Company

Our company, Xperi Inc., comprises a portfolio of software and services that address one of the biggest consumer trends in entertainment today – the massive proliferation of content and the rapidly changing habits for how consumers are finding, watching and enjoying entertainment. We offer consumers a unique and seamless end-to-end entertainment experience, from choice to consumption, in the home, in the car and on-the-go. Additionally, through our technology solutions, we can offer our customers and partners additional ways to monetize that consumption.

Strategy and Solutions

Xperi Inc. makes the ordinary extraordinary. Our business creates extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it in a way that is more intelligent, immersive and personal. Powering smart devices, connected cars, entertainment experiences and more, we’ve created ecosystems that reach highly engaged consumers, that have and will uncover new business opportunities. We group our business into four categories based on the products delivered and customers served: Pay- TV, Consumer Electronics, Connected Car, and Media Platform.

Key elements of our strategy by end-market include:

•

Pay-TV: We transform the traditional television user experience from linear multi-channel video program distribution (“MVPD”) with cloud-based digital video recording (“DVR”) to an immersive, intuitive and hyper-personalized experience. Our iconic user experience gets people to the entertainment they love faster than ever. Content-first and artificial intelligence (“AI”) powered, it’s the one place for today’s amazing TV shows, movies, sports and more across live, recorded, on- demand and streaming TV. Brilliant imagery and relevant, personalized recommendations make the experience more enjoyable and engaging, everywhere people watch.

•

Consumer Electronics: We create memorable entertainment experiences at every turn. With clear, bright visuals and heart-pounding, immersive sound, we’re everywhere people listen, watch and play – at the movies, throughout the home and on the most popular mobile devices and gaming platforms. Also, we are developing our machine-learning capabilities through our subsidiary, Perceive Corporation (“Perceive”), which delivers datacenter-class accuracy and performance to edge-based devices at ultra-low power.

•

Connected Car: We transform the automotive experience by bringing high-quality multimedia and personalization to the connected car, just like at home. We immerse drivers in more of their favorite audio content, with crystal-clear, subscription-free digital radio. We give drivers confidence, as vehicles with our AI-powered in-cabin sensing solutions improve the safety, comfort and security of everyone in the car. With autonomous vehicles evolving consumer expectations, we are innovating to create the dashboard of the future, accommodating more types of entertainment, from video to gaming and more.

•

Media Platform: We reach highly engaged consumers wherever they watch. We endeavor to connect advertisers and entertainment producers to audiences they can’t reach on other platforms, thanks to our content-first user experience that monetizes live and streaming TV across devices. Our unique footprint includes millions of traditional, linear TV households, where we deterministically capture viewership throughout the home, as well as anyone streaming from our ad-supported content network. With users searching less and watching more, networks and studios grow audiences, while consumer brands build incremental exposure to their campaigns over time.

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will continue to be an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of the distribution;

•	the last day of the fiscal year with at least $1.07 billion in annual revenue;

•

the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then-most recently completed second fiscal quarter; or

•	the date on which we have issued more than $1.0 billion of non-convertible debt during the prior three- year period.

Until we cease to be an emerging growth company, we may take advantage of reduced reporting requirements generally unavailable to other public companies. Those provisions allow us to:

•

provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation;

•	not provide an auditor attestation of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, as amended; and

•	not hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to adopt the reduced disclosure requirements described above for purposes of the information statement. In addition, for so long as we qualify as an emerging growth company, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders. As a result of these elections, the information that we provide in this information statement may not be comparable to the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act (i) until we are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

See “Risk Factors—Risks Related to Ownership of Our Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies” for certain risks related to our status as an emerging growth company.

Summary Risk Factors

An investment in our common stock is subject to several risks associated with our business, the spin-off, and ownership of Xperi common stock. The following list of risk factors is not exhaustive. Please read carefully “Risk Factors” beginning on page 20 for a more thorough description of these and other risks.

Risks Related to our Business

•	Our business and results of operations have been, and are expected to continue to be, impacted by the global COVID-19 pandemic.

•	We may not be able to manage our disparate business operations efficiently, which may lead to disposition of such business and related assets.

•	The long-term success of our business is dependent on a royalty-based business model, which is inherently risky.

•	Our licensees may delay, refuse to or be unable to make payments to us due to financial difficulties or otherwise, or shift their licensed products to other companies to lower their royalties to us.

•	It is difficult for us to verify royalty amounts owed to us under our licensing agreements.

•	We may not be able to develop and timely deliver innovative technologies and services in response to changes in our markets and industries.

•	Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

•	Our products and services face intense competition from various sources, and we may not be able to compete effectively.

•	We face competitive risks in the provision of entertainment offerings involving the distribution of digital content provided by third-party application providers through broadband.

•	Our pursuit of acquisitions and divestitures may adversely affect our business operations or stock price if we cannot successfully execute our strategies.

•	If we fail to protect and enforce our intellectual property rights, contract rights, and our confidential information, our business may suffer.

•	We may not be able to protect our brand from third-party infringement or to increase our brand awareness.

•	Our business may suffer if third parties assert that we violate their intellectual property rights.

•	We may not be able to maintain a sufficient amount of content released in the Digital Theater Systems (“DTS”) audio format, which may reduce demand for our technologies, products, and services.

•

Our success depends, in part, on discretionary consumer and corporate spending and factors, such as unusually high levels of inflation and rising risk of recession in the near term, could have an adverse effect on our business.

Risks Related to Financial Matters

•	If our goodwill and other intangible assets become impaired, we may be required to record a significant charge to earnings.

•	Changes in our tax rates or exposure to additional tax assessments could adversely affect our effective tax rates and negatively affect our business and financial condition.

Risks Related to Regulatory and Legal Matters

•	New governmental regulations or new interpretations of existing laws, including legislative initiatives, could cause legal uncertainties and result in harm to our business.

•

We need to safeguard the security and privacy of our customers’ confidential data and remain in compliance with laws that govern such data, and any inability to do so may harm our reputation and brand and expose us to legal action.

•	Current and future governmental and industry standards may significantly limit our business opportunities.

•	Our activities to advertise, market and sell our services directly to consumers are highly impacted by constantly evolving state and federal laws and regulations.

Risks Related to the Separation

•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation.

•

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax and indemnification liability and stockholders receiving Xperi Inc. common stock in the distribution could be subject to significant tax liability.

•

The Internal Revenue Service (“IRS”) may assert that the Mergers cause the distribution and other related transactions to be taxable to Xperi, in which case we could be subject to significant indemnification liability.

•	We will be subject to continuing contingent tax-related liabilities of Xperi following the distribution.

•

We will agree to numerous restrictions to preserve the tax-free treatment of the distribution and certain related transactions in the United States, which may reduce our strategic and operating flexibility.

•	Following the separation and distribution we will need to provide or arrange for certain services to be provided that are currently provided by Xperi.

•

Neither the financial information of Xperi Inc. nor the unaudited pro forma condensed combined financial information is necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

•	Following the separation and distribution, we may not enjoy the same benefits of diversity, leverage and market reputation that we enjoyed as a part of Xperi.

Risks Related to Ownership of our Common Stock

•

If we fail to maintain effective internal control over financial reporting, our ability to produce accurate financial statements could be impaired, which could increase our operating costs and affect our ability to operate our business.

•

We cannot be certain that an active trading market for Xperi Inc. common stock will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

•	A number of shares of Xperi Inc. common stock are or will be eligible for future sale, which may cause our stock price to decline.

The above list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Corporate Information

TiVo Product HoldCo LLC was formed in the State of Delaware on April 17, 2019 and was converted into a corporation, TiVo Product HoldCo Corporation, as part of the Internal Reorganization and Business Realignment on August 8, 2022 and subsequently renamed to Xperi Inc. on August 15, 2022. The current address of Xperi Inc.’s principal executive offices is 2190 Gold Street, San Jose, California 95002. Xperi Inc. can be contacted by calling (408) 519-9100. Our website address is www.xperi.com. The reference to our website is a textual reference only. Information on our website, any website directly or indirectly linked to our website, or any other website mentioned in this information statement does not constitute in any way part of this information statement and is not incorporated by reference into this information statement, and you should not rely on any such information in making an investment decision.

Trademarks indicated by use of the symbols ® or TM are trademarks of Xperi or Xperi Inc. or their respective affiliated companies or respective owners.

SUMMARY OF THE SEPARATION AND DISTRIBUTION

The following is a summary of the material terms of the separation, distribution and other related transactions. For a more detailed description of the matters described below, see the section entitled “The Separation and Distribution” beginning on page 52.

Distributing company	Xperi Holding Corporation

Distributed company	Xperi Inc., a Delaware corporation and a wholly owned subsidiary of Xperi that will be the holding company for Xperi’s product business. Following the distribution, Xperi Inc. will be an independent, publicly traded company.

Distribution ratio	Each Xperi stockholder will receive four shares of Xperi Inc. common stock for every ten shares of Xperi common stock held on , 2022, the record date for the distribution. Xperi stockholders may also receive cash in lieu of any fractional shares, as described below.

Distributed securities

In the distribution, Xperi will distribute to Xperi stockholders all of the then issued and outstanding shares of Xperi Inc. common stock. Following the separation and distribution, Xperi Inc. will be a separate company, and Adeia will not retain any ownership in Xperi Inc.

The actual number of shares of Xperi Inc. common stock that will be distributed will depend on the number of shares of Xperi common stock outstanding on the record date.

Immediately following the distribution, Xperi stockholders will own shares in both Xperi Inc. and Adeia. In connection with the distribution of Xperi Inc., Adeia is expected to change its stock symbol to “ADEA.”

Fractional shares	Xperi will not distribute any fractional shares of Xperi Inc. common stock. Instead, if you are a registered holder, Computershare Inc., a Delaware corporation, and its wholly owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare Inc., “Computershare”), the distribution agent will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of all Xperi stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to each stockholder) who otherwise would have been entitled to receive a fractional share in the distribution. Xperi stockholders who receive cash in lieu of fractional shares will not be entitled to any interest on amounts paid in lieu of fractional shares. Any cash received in lieu of fractional shares generally will be taxable to Xperi stockholders as described in the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on , 2022.

Distribution date	The distribution date is expected to be on , 2022.

Distribution	On the distribution date, Xperi will distribute shares of Xperi Inc. common stock to all Xperi stockholders as of the record date based on the distribution ratio. The shares of Xperi Inc. common stock will be issued electronically in direct registration or book-entry form and no certificates will be issued.

Commencing on or shortly following the distribution date, the distribution agent will mail to stockholders who hold their shares directly with Xperi (registered holders) a direct registration account statement that reflects the shares of Xperi Inc. common stock that have been registered in their name.

For shares of Xperi common stock that are held through a bank, the bank will credit the stockholder’s account with the Xperi Inc. common stock they are entitled to receive in the distribution.

Xperi stockholders will not be required to make any payment, to surrender or exchange their shares of Xperi common stock or to take any other action to receive their shares of Xperi Inc. common stock in the distribution.

If you are an Xperi stockholder on the record date and decide to sell your shares on or before the distribution date, you may choose to sell your Xperi common stock with or without your entitlement to receive Xperi Inc. common stock in the distribution. Beginning on or shortly before the record date and continuing through the last trading day prior to the distribution, it is expected that there will be two markets in Xperi common stock: a “regular-way” market and an “ex-distribution” market. Shares of Xperi common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Xperi Inc. common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Xperi Inc. common stock distributed pursuant to the distribution. Consequently, if you sell your shares of Xperi common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will also be selling your right to receive Xperi Inc. common stock in the distribution.

Conditions to the distribution

The distribution is subject to the satisfaction of the following conditions, among other conditions described in this information statement:

•   The SEC having declared effective the Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement having been distributed to Xperi stockholders;

•   the listing of Xperi Inc. common stock on the New York Stock Exchange having been approved, subject to official notice of issuance;

•   the Xperi board of directors having received an opinion from a nationally recognized independent appraisal firm to the effect that, following the distribution, Xperi Inc. and Xperi will each be solvent and adequately capitalized, and that Xperi has adequate surplus under Delaware law to declare the dividend of Xperi Inc. common stock;

•   the Internal Reorganization and Business Realignment having been effectuated prior to the distribution date;

•   the Xperi board of directors having declared the dividend of Xperi Inc. common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•   Xperi having elected the individuals to be members of our board of directors following the distribution, and certain directors as set forth in the separation and distribution agreement having resigned from the Xperi board of directors;

•   each of us and Xperi and each of our or its applicable subsidiaries having entered into all ancillary agreements to which it and/or any such subsidiary is contemplated to be a party;

•   no events or developments having occurred or exist that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of Xperi or its stockholders;

•   no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, shall be pending, threatened, issued or in effect; and

•   the receipt by Xperi of an opinion of Skadden, in form and substance satisfactory to Xperi (in its sole discretion) (the “Tax Opinion”), substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”).

The fulfillment of these conditions does not create any obligation on Xperi’s part to effect the distribution, and the Xperi board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Stock exchange listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “XPER.”

We anticipate that as early as the trading day prior to the record date, trading in shares of Xperi Inc. common stock will begin on a “when-issued” basis and that this “when-issued” trading market will continue through the last trading day prior to the distribution date. See the section entitled “The Separation and Distribution—Trading Between the Record Date and Distribution Date.”

Distribution agent	Computershare.

Xperi Inc.’s indebtedness	TiVo Product Holdco LLC is the obligor under a senior unsecured promissory note in a principal amount of $50 million, which will be indebtedness of Xperi Inc. following the separation. See “Description of Material Indebtedness” for details.

Risks relating to Xperi Inc., ownership of Xperi Inc. common stock and the distribution

Our business is subject to both general and specific risks, including risks relating to our business, to our relationship with Adeia following the separation and distribution and to us being a separate, publicly traded company. You should read carefully the section entitled “Risk Factors.”

Tax considerations

It is a condition to the distribution that Xperi receive the Tax Opinion, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code. Additionally, Xperi has received a private letter ruling from the IRS, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code (the “IRS Ruling”).

Assuming the distribution so qualifies, no gain or loss will be recognized by Xperi stockholders, and no amount will be included in the income of an Xperi stockholder, upon the receipt of shares of Xperi Inc. common stock pursuant to the distribution. However, any cash payments made in lieu of fractional shares will generally be taxable to the stockholder. For a more detailed discussion, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

Certain agreements with Xperi	We will enter into the separation and distribution agreement with Xperi (which will, after the separation of Xperi Inc., become Adeia) to effect the separation and distribution and provide a framework for our relationship with Adeia after the separation and distribution. We also intend to enter into various other agreements with Xperi, including a tax matters agreement, an employee matters agreement, cross business license agreement, data sharing agreement, and transition service agreement. These agreements will provide, among other things, for the attribution between us and Adeia of the assets, liabilities and obligations of Xperi (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Xperi and will govern certain relationships between us and Adeia. There will be no restrictions on Adeia from establishing operations in entertainment- related products or services or on Xperi Inc. on establishing operations in IP licensing activities after the separation and distribution. For a discussion of these arrangements, see the section entitled “Certain Relationships and Related Party Transactions.”

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Xperi Inc. and why is Xperi separating its product business and distributing Xperi Inc. common stock?

Prior to the completion of the Mergers on June 1, 2020, each of Pre-Merger Xperi and Pre-Merger TiVo was a standalone, publicly traded company. Pre-Merger Xperi operated a global business that included a product licensing segment and a semiconductor and IP licensing segment. Pre-Merger TiVo operated a global business that included a product segment and an IP licensing segment.

As a result of the Mergers, each of Pre-Merger Xperi and Pre-Merger TiVo became a subsidiary of Xperi. In connection with their entry into the merger agreement, Pre-Merger Xperi and Pre-Merger TiVo contemplated that, at some point following the Mergers, Xperi may pursue, subject to the approval of the Xperi board of directors and any required regulatory approvals, the separation of the combined company, Xperi, into two independent, publicly traded companies—one for each of the combined company’s product and IP licensing businesses. Following the closing of the Mergers, Xperi announced its intention to pursue, subject to the approval of the Xperi board of directors and any required regulatory approvals, such separation.

In connection with the separation of Xperi’s product and IP licensing businesses, Xperi will undertake the Internal Reorganization and Business Realignment, such that, at the time of distribution, Xperi Inc. will hold, directly or indirectly, Xperi’s product business. Xperi Inc. is a newly formed holding company for Xperi’s product business and the separation will be effected by way of a pro rata dividend of Xperi Inc. common stock to Xperi stockholders. Following the separation and distribution, Xperi Inc. will be a separate company, and the remaining company will not retain any ownership interest in Xperi Inc.

Our separation from Xperi and the distribution of our common stock are each intended to provide Xperi stockholders with equity investments in separate companies that will be able to focus on their respective businesses, with Xperi Inc. offering consumers a unique and seamless end-to-end entertainment experience through Pay-TV, Consumer Electronics, Connected Car and Media Platform. Our revenue is primarily derived from licensing our software, technologies and solutions to Pay-TV providers, consumer electronics manufacturers, entertainment content distributors, automobile manufacturers and suppliers and other industry partners. The IP licensing business of Xperi (which will be renamed “Adeia Inc.” after the separation and distribution), primarily licenses its patents, rather than software, technologies, or solutions, to customers in the media and semiconductor industries.

In connection with our separation from Xperi, we will own the patents associated with our audio business, including HD Radio and DTS AutoStage. In addition, we will own the patents associated with our Perceive subsidiary and a portion of the imaging and media related patents currently owned by Xperi. Adeia will retain ownership of all its semiconductor patents and a substantial majority of the media and imaging patents. We will also enter into a cross business license agreement with Adeia that will include a license to the patents retained by Adeia.

The separation is expected to enhance the value of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Background of the Distribution” and “The Separation and Distribution—Reasons for the Separation and Distribution.”

Why am I receiving this document?	We are delivering this document to you because you are an Xperi stockholder as of the close of business on , 2022, the record date for the distribution. As an Xperi stockholder as of the record date, you are entitled to receive four shares of Xperi Inc. common stock for every ten shares of Xperi common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in Xperi and your investment in Xperi Inc. after the separation.

What are the reasons for the separation?

The Xperi board of directors believes that the separation of Xperi into two independent, publicly traded companies through the separation of Xperi’s product and IP licensing businesses is in the best interests of Xperi and its stockholders and is the best available opportunity to unlock the value of Xperi’s business.

The Xperi board of directors (as described in the section entitled “The Separation and Distribution—Background of the Distribution”), considered a wide variety of factors in evaluating the planned separation and distribution and in deciding to proceed with the distribution, including the risk that the distribution is abandoned and not completed. Among other things, the Xperi board of directors considered the following potential benefits of the separation and distribution:

•   Increased Management Focus on Core Business and Distinct Opportunities. The separation will enable the respective management teams to adopt strategies and pursue objectives specific to their respective businesses, and better focus on strengthening their respective core businesses and operations;

•   Improved Operational and Strategic Flexibility. The separation will permit each business to pursue its own business interests, operating priorities and strategies more effectively, and will enhance operational flexibility for both businesses, particularly in dealing with suppliers and customers;

•   Focused Capital Allocation. The separation will eliminate competing priorities for capital allocation between Xperi’s product and IP licensing businesses;

•   Distinct Investment Profile. The separation will simplify how investors evaluate each business, streamline the investment profiles of both businesses and may enhance their marketability; and

•   Better Talent Recruitment and Retention. The separation will improve access to talent by allowing each company to capitalize on their distinct cultures and recruitment strategies.

The Xperi board of directors also considered a number of potentially negative factors, including (a) Xperi Inc.’s ability to be profitable on a standalone basis, (b) Adeia continuing to develop new patentable innovations with fewer engineers and no associated product business, (c) the loss of synergies from ceasing to operate as part of a larger, more diversified company, (d) risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, (e) restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distribution and certain related transactions for U.S. federal income tax purposes, and (f) the potential inability to realize the anticipated benefits of the separation and distribution.

The Xperi board of directors concluded that the potential benefits of pursuing the separation and distribution outweighed the potentially negative factors in connection therewith. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation and Distribution” and “Risk Factors.”

The Xperi board of directors also considered these potential benefits and potentially negative factors in light of the risk that the distribution is abandoned or otherwise not completed, resulting in Xperi not separating into the intended separate publicly traded companies. The Xperi board of directors believes that the potential benefits to Xperi stockholders discussed above apply to the separation of the intended two businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide Xperi stockholders with greater long-term value than retaining one investment in the combined company.

Why is the separation of Xperi Inc. structured as a distribution?	Xperi currently believes the separation by way of distribution is the most efficient way to separate its product business from Xperi for various reasons, including that a separation by way of distribution will (a) offer a high degree of certainty of completion in a timely manner, lessening disruption to current business operations; (b) provide a high degree of assurance that decisions regarding Xperi Inc.’s capital structure will align with its business objectives and provide the continued financial flexibility and financial stability to support its long-term growth and generate stockholder returns; and (c) generally be tax-free to Xperi stockholders for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares). Xperi believes that a tax-free separation will enhance the value of both Xperi and Xperi Inc. See the section entitled “The Separation and Distribution— Reasons for the Separation and Distribution.”

What do I have to do to participate in the distribution?	You are not required to take any action to receive your Xperi Inc. common stock, although you are urged to read this entire document carefully. No approval of the distribution by Xperi stockholders is required and Xperi is not seeking your approval. Therefore, Xperi Inc. is not asking you for a proxy to vote on the separation or the distribution, and Xperi Inc. requests that you do not send Xperi Inc. a proxy. You will not be required to pay anything for the shares of Xperi Inc. common stock you will receive in the distribution nor will you be required to surrender or exchange any shares of Xperi common stock to participate in the distribution.

What is the record date for the distribution?	Xperi will determine record ownership as of the close of business on , 2022, which we refer to as the “record date.”

What will I receive in the distribution?	If you hold Xperi common stock as of the record date, on the distribution date you will receive four shares of Xperi Inc. common stock for every ten shares of Xperi common stock you held on the record date, as well as a cash payment in lieu of any fractional shares (as discussed below). You will receive only whole shares of Xperi Inc. common stock in the distribution. For a more detailed description, see the section entitled “The Separation and Distribution.”

How will fractional shares be treated in the distribution?

No fractional shares of Xperi Inc. common stock will be distributed. Consequently, you will not receive any fractional shares of Xperi Inc. common stock and instead will receive a cash payment in lieu of any fractional shares you would otherwise have been entitled to receive in the distribution.

Xperi has engaged Computershare as its distribution agent. The distribution agent will aggregate all fractional shares that would have otherwise been issued in the distribution into whole shares and will sell the whole shares in the open market at prevailing market prices on behalf of all Xperi stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to those stockholders (net of any required withholding for taxes applicable to such stockholder). You will not be entitled to any interest on the amount of payment made to you in lieu of fractional shares.

Will the number of Xperi shares I own change as a result of the distribution?	No, the number of shares you own will not change as a result of the distribution. Immediately following the distribution, you will hold the same number of shares of Xperi (which will, after the separation of Xperi Inc., become Adeia) that you held immediately prior to the distribution. Your proportionate interest will also not change, so you will own the same proportionate amount of Adeia immediately following the separation and distribution that you owned of Xperi immediately prior to the separation and distribution. In connection with the distribution of Xperi Inc., Adeia is expected to change its stock symbol to “ADEA.”

How many shares of Xperi Inc. common stock will be distributed?	The actual number of shares of Xperi Inc. common stock that will be distributed will depend on the number of shares of Xperi common stock outstanding on the record date. The shares of Xperi Inc. common stock that are distributed will constitute all the then issued and outstanding shares of Xperi Inc. common stock immediately prior to the distribution and Xperi (which will, after the separation of Xperi Inc., become Adeia) will not retain any ownership interest in Xperi Inc. following the distribution. For a more detailed description, see the section entitled “Description of Our Capital Stock.”

When will the distribution occur?	It is expected that the distribution will be effected prior to the opening of trading on the distribution date, subject to the satisfaction or waiver of certain conditions. On or shortly after the distribution date, the whole shares of Xperi Inc. common stock will be credited in book-entry accounts for each stockholder entitled to receive the shares of Xperi Inc. common stock in the distribution. We expect Xperi’s distribution agent to take approximately two weeks after the distribution date to fully distribute to stockholders any cash they are entitled to receive in lieu of fractional shares. See “—How will I receive my shares of Xperi Inc. common stock?” for more information.

If I sell my shares of Xperi common stock on or before the distribution date, will I still be entitled to receive shares of Xperi Inc. common stock in the distribution?

If you are an Xperi stockholder on the record date and decide to sell your shares before the distribution date, you may choose to sell your Xperi common stock with or without your entitlement to receive Xperi Inc. common stock in the distribution. Beginning on or shortly before the record date and continuing through the distribution, it is expected that there will be two markets in Xperi common stock: a “regular-way” market and an “ex-distribution” market. Shares of Xperi common stock that are traded in the “regular-way” market will trade with the entitlement to receive the Xperi Inc. common stock that is distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without the entitlement to receive the shares of Xperi Inc. common stock distributed pursuant to the distribution. Consequently, if you sell your shares of Xperi common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you are also selling your right to receive Xperi Inc. common stock in the distribution. You should discuss these alternatives with your bank, broker or other nominee. See the section entitled “The Separation and Distribution—Trading Between the Record Date and Distribution Date.”

How will I receive my shares of Xperi Inc. common stock?

Registered stockholders: If you are a registered stockholder (meaning you own your shares of Xperi common stock directly through an account with Xperi’s transfer agent, Computershare), the distribution agent will credit the whole shares of Xperi Inc. common stock you receive in the distribution to your book-entry account with our transfer agent on or shortly after the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of Xperi Inc. common stock you own, along with a check for any cash in lieu of fractional shares you are entitled to receive.

Beneficial stockholders: If you own your shares of Xperi common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of Xperi Inc. common stock you receive in the distribution on or shortly after the distribution date. Your bank, broker or other nominee will also be responsible for transmitting to you any cash payment you are entitled to receive in lieu of fractional shares. Please contact your bank, broker or other nominee for further information about your account and the payment of any cash you are entitled to receive in lieu of fractional shares.

The shares of Xperi Inc. common stock will not be certificated. As a result, no physical stock certificates will be issued to any stockholders. See the section entitled “The Separation and Distribution—When and How You Will Receive the Distribution” for a more detailed explanation.

What are the conditions to the distribution?

The distribution is subject to several conditions, including, among others:

•   the SEC having declared effective the Form 10 under the Exchange Act, no stop order relating to the Form 10 being in effect no proceedings seeking such stop order is pending before or threatened by the SEC and this information statement having been distributed to Xperi stockholders;

•   the listing of Xperi Inc. common stock on the New York Stock Exchange having been approved, subject to official notice of issuance;

•   the Xperi board of directors having received an opinion from a nationally recognized independent appraisal firm to the effect that, following the distribution, we and Xperi will each be solvent and adequately capitalized, and that Xperi has adequate surplus under Delaware law to declare the dividend of Xperi Inc. common stock;

•   the Internal Reorganization and Business Realignment as they relate to us having been effectuated prior to the distribution date;

•   the Xperi board of directors having declared the dividend of Xperi Inc. common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•   Xperi having elected the individuals to be the members of our board of directors following the distribution, and certain directors as set forth in the separation and distribution agreement having resigned from the Xperi board of directors;

•   each of us and Xperi and each of our and its applicable subsidiaries having entered into all ancillary agreements to which it and/or such subsidiary is contemplated to be a party;

•   no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of Xperi or its stockholders;

•   no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, shall be pending, threatened, issued or in effect; and

•   the receipt by Xperi of the Tax Opinion.

The fulfillment of these conditions does not create any obligation on Xperi’s part to effect the distribution, and the Xperi board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Can Xperi decide to cancel the distribution even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Even if all such conditions are met, Xperi has the ability, in its sole discretion, not to complete the distribution if, at any time prior to the distribution, the Xperi board of directors determines, in its sole discretion, that the distribution is not in the best interests of Xperi or its stockholders, that a sale or other alternative is in the best interests of Xperi or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the product business from Xperi.

What are the U.S. federal income tax consequences of the distribution to me?	The distribution is conditioned on the receipt of the Tax Opinion, in form and substance acceptable to Xperi, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Additionally, Xperi has received the IRS Ruling, substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Xperi Inc. common stock pursuant to the distribution. However, any cash payments made instead of fractional shares will generally be taxable to you. For a more detailed discussion, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

How will the distribution affect my tax basis in my shares of Xperi common stock?	Assuming that the distribution is tax-free to Xperi stockholders (except for taxes related to any cash received in lieu of fractional shares), your tax basis in the Xperi common stock held by you immediately prior to the distribution will be allocated between your shares of Xperi common stock and the Xperi Inc. common stock that you receive in the distribution in proportion to the relative fair market values of each immediately following the distribution. For a more detailed discussion, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

Will my shares of Xperi common stock continue to trade following the distribution?	Your Xperi common stock, which will now represent ownership of Adeia, will continue to trade on the Nasdaq Global Select Market. In connection with the distribution of Xperi Inc., Adeia is expected to change its stock symbol to “ADEA.”

How will the distributions affect the operations of Xperi?	It is expected that after the distribution of Xperi Inc., Xperi will be renamed “Adeia Inc.” The remaining company will continue to operate the IP licensing business of Xperi.

How will Xperi Inc. common stock trade?	Xperi Inc. common stock will trade on the New York Stock Exchange under the symbol “XPER.” We anticipate that trading in Xperi Inc. common stock will begin on a “when-issued” basis as early as the trading day prior to the record date for the distribution and will continue through the last trading day prior to the distribution date. When-issued trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. When-issued trades generally settle within two weeks after the distribution date. On the distribution date any when-issued trading of Xperi Inc. common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See the section entitled “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” We cannot predict the trading prices for Xperi Inc. common stock before, on or after the distribution date.

What indebtedness will Xperi Inc. have following the separation?	TiVo Product Holdco LLC is the obligor under a senior unsecured promissory note in the principal amount of $50 million, which will be indebtedness of Xperi Inc. following the separation. See “Description of Material Indebtedness.”

Will the separations affect the trading price of my Xperi common stock?	We expect the trading price of shares of Adeia common stock immediately following the distribution to be lower than the trading price of Xperi common stock immediately prior to the distribution because the trading price will no longer reflect the value of the product business. Furthermore, until the market has fully analyzed the value of Adeia without Xperi Inc. and the value of Xperi Inc. as a standalone company, the trading price of shares of both companies may fluctuate. There can be no assurance that, following the distribution, the combined trading prices of the common stock of us and Adeia will equal or exceed what the trading price of Xperi common stock would have been in the absence of Xperi’s pursuit of the separation, and it is possible the aggregate equity value of the two independent companies will be less than Xperi’s equity value prior to the distribution of us.

Are there risks associated with owning shares of Xperi Inc. common stock?	Yes. Our business is subject to both general and specific risks, including risks relating to our business, our relationship with Adeia following the separation and distribution and of us being a separate, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this information statement.

Does Xperi Inc. intend to pay cash dividends?	Xperi Inc. intends to either pay no cash dividend or a nominal cash dividend depending on Xperi Inc.’s capital allocation needs and discussions with the Xperi Inc. board of directors.

What will Xperi Inc.’s relationship be with Adeia following the separation and distribution?	We will enter into the separation and distribution agreement with Xperi to effect the Internal Reorganization and Business Realignment and the separation and distribution of Xperi Inc. We will also enter into certain other agreements with Xperi, including a tax matters agreement, an employee matters agreement, a cross business license agreement, a transition services agreement and a data sharing agreement. These agreements will collectively provide for the terms of the allocation between us and Adeia of the assets, liabilities and obligations of Xperi and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) and will govern the relationship between us and Adeia subsequent to the completion of the separation and distribution. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Do I have appraisal rights in connection with the separation and distribution?	Xperi stockholders are not entitled to appraisal rights in connection with the separation and distribution.

Who is the transfer agent and registrar for Xperi Inc. common stock?

Following the separation and distribution, Computershare will serve as transfer agent and registrar for Xperi Inc. common stock.

Computershare currently serves as Xperi’s transfer agent and registrar. In addition, Computershare will serve as the distribution agent in the distribution and will assist Xperi in the distribution of Xperi Inc. common stock to Xperi stockholders.

Where can I get more information?

If you have any questions relating to the mechanics of the distribution, you should contact Computershare, as the distribution agent, at: 1-800-962-4284 or 1-781-575-3120 (U.S. & Canada) or 1-201-680-6578 (outside the U.S. & Canada).

Before the separation and distribution, if you have any questions relating to Xperi, you should contact Xperi at: 1-408-321-6000 or contact Investor Relations via email at ir@xperi.com.

After the separation and distribution, if you have any questions relating to Adeia, you should contact Adeia at: 1-408-473-2500 or contact Investor Relations via email at ir@adeia.com.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and Xperi Inc. common stock. The risk factors generally have been separated into five groups: risks related to our business operations, risks related to financial matters, risks related to regulatory and legal matters, risks related to the separation and risks related to ownership of our common stock.

Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations or financial condition. Our operations could be affected by various risks, many of which are beyond our control. Based on current information, we believe that the following identifies the most significant risks that could affect our business, results of operations or financial condition. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. See the section entitled “Cautionary Statement Concerning Forward-Looking Statements” for more details.

Risks Related to Our Business Operations

Our business and results of operations have been, and are expected to continue to be, impacted by the global COVID-19 pandemic.

The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business. The impact to date has included periods of significant volatility in markets we serve, in particular the automotive and broad consumer electronics markets. Additionally, the pandemic has caused some challenges and delays in acquiring new customers and executing license renewals. These factors have negatively impacted our financial condition and results of operations, and may result in an impairment of our long-lived assets, including goodwill, increased credit losses and impairments of investments in other companies.

Our operations and those of our customers have also been negatively impacted by certain trends arising from the COVID-19 pandemic, including labor market constraints, shortage of semiconductor components and manufacturing capacities, and delays in shipments, product development and product launches. Moreover, the COVID-19 pandemic, its related impact, and United States federal, state and foreign government policies enacted to combat the pandemic have contributed to a recent rise of inflation that may increase the cost of our operations and reduce demand for our products and services and those of our customers, which may adversely affect our financial performance.

Our per-unit and variable-fee based revenue will continue to be susceptible to the volatility, labor shortages, supply chain disruptions, microchip shortages, and potential market downturns precipitated by the COVID-19 pandemic. The impact of the pandemic on our overall results of operations remains uncertain for the foreseeable future.

We may not be able to manage our disparate business operations efficiently, which may lead to disposition of such business and related assets.

Our effort to rationalize the disparate business operations could require our management to refocus on certain business operations while disinvesting in others. Additionally, as business strategy and product markets continue to evolve, we may dispose, discontinue, or divest product lines or business divisions. Disposing or discontinuing existing product lines or business divisions, or separating business units, provides no assurance that operating expenses will be reduced or will not cause us to incur material charges associated with such decisions. Furthermore, the disposition or discontinuance of an existing product line or business division, or separation or spinoff of a business unit, entails various risks, including the risk of not being able to obtain a purchaser, or, if obtained, that the purchase price may not be equal to at least the net asset book value for the product line or business unit, or the value that investors place on it as reflected by our stock price. Other risks of such actions include adversely affecting employee morale, managing the expectations of, and maintaining good relations with, customers of disposed or discontinued product lines or business divisions, which could prevent selling other products to them. We may also incur other significant liabilities and costs associated with disposal or discontinuance of product lines or business divisions, or separation of business units, including employee severance costs, relocation expenses, and impairment of lease obligations and long-lived assets. The effects of such actions may adversely impact our business operations and financial results.

The long-term success of our business is dependent on a royalty-based business model, which is inherently risky.

The long-term success of our business is dependent on future royalties paid to us by customers. Royalty payments under our licenses may be based upon, among other things, the number of subscribers for Pay-TV, a percent of net sales, a per-unit sold basis or a fixed quarterly or annual amount. We are dependent upon our ability to structure, negotiate and enforce agreements for the determination and payment of royalties, as well as upon our customers’ compliance with their agreements. We face risks inherent in a royalty-based business model, many of which are outside of our control, such as the following:

•	the number of subscribers our Pay-TV customers have or the number of set top-boxes our Pay-TV customers provide to their end-user subscribers;

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the rate of adoption and incorporation of our technology by semiconductor manufacturers, assemblers, foundries, manufacturers of consumer and communication electronics, and the automotive and surveillance industry;

•	the willingness and ability of suppliers to produce materials and equipment that support our licensed technology in a quantity sufficient to enable volume manufacturing;

•	the ability of our customers to purchase such materials and equipment on a cost-effective and timely basis;

•	the length of the design cycle and the ability of us and our customers to successfully integrate certain of our imaging technologies into their integrated circuits;

•	the demand for products that incorporate our licensed technology;

•	the cyclicality of supply and demand for products using our licensed technology;

•	the impact of economic downturns; and

•	the impact of poor financial performance of our customers.

For example, the ability to enjoy digital entertainment content downloaded or streamed over the internet has caused some consumers to elect to cancel their Pay-TV subscriptions. If our Pay-TV customers are unable to maintain their subscriber bases, the royalties they owe us may decline.

Our licensees may delay, refuse to or be unable to make payments to us due to financial difficulties or otherwise, or shift their licensed products to other companies to lower their royalties to us.

A number of our customers may face severe financial difficulties from time to time, which may result in their inability to make payments to us in a timely manner, or at all. In addition, we have had a history of, and we may in the future experience, customers that delay or refuse to make payments owed to us under license or settlement agreements. Our customers may also merge with or may shift the manufacture of licensed products to companies that are not currently licensees of our technology. This could make the collection process complex, difficult and costly, which could adversely impact our business, financial condition, results of operations and cash flows.

It is difficult for us to verify royalty amounts owed to us under our licensing agreements.

The terms of our license agreements often require our customers to document their use of our technology and report related data to us on a quarterly basis. Although our license terms generally give us the right to audit books and records of our customers to verify this information, audits can be expensive, time consuming, and may not be cost justified based on our understanding of our customers’ businesses, especially given the international nature of our customers. Our license compliance program audits certain customers to review the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty to which we are entitled under the terms of our license agreements, but we cannot give assurances that such audits will be effective to that end.

We may not be able to develop and timely deliver innovative technologies and services in response to changes in our markets and industries.

The markets for our products, services and technologies are characterized by rapid change and technological evolution and obsolescence, new and improved product introduction, changing consumer demand, increasingly competitive landscape, and evolving industry standards. We will need to continue to expend considerable resources on research and development in the future in order to continue to design, deliver and enhance innovative audio, imaging, media, entertainment, and semiconductor products, services and technologies. The development of enhanced and new technologies, products, and services is a complex, costly and uncertain process requiring high levels of innovation, highly skilled engineering and development personnel, and the accurate anticipation of technological and market trends. For example, we recently announced new design wins for TiVo OS, our embedded operating system, and our single camera OMS in-car safety feature. If we fail to timely and successfully deliver these products to our customers our future growth and profitability may be negatively impacted. Despite our efforts, we:

•	may not receive significant revenue from our current research and development efforts for several years, if at all;

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cannot assure you that the level of funding and significant resources we are committing for investments in new products, services and technologies will be sufficient or result in successful new products, services or technologies;

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cannot assure you that our newly developed products, services or technologies can be successfully protected as proprietary intellectual property rights or will not infringe the intellectual property rights of others;

•	cannot assure you that any new products or services that we develop will achieve market acceptance;

•	cannot prevent our products, services and technologies from becoming obsolete due to rapid advancements in technology and changes in consumer preferences;

•	cannot assure you that revenue from new products, services or technologies will offset any decline in revenue from our products, services and technologies which may become obsolete;

•

cannot assure you that our competitors and/or potential customers may not develop products, services or technologies similar to those developed by us, resulting in a reduction in the potential demand for our newly developed products, services or technologies; and

•	may not correctly identify new or changing market trends at an early enough stage to capitalize on market opportunities.

Furthermore, the decision by a party dominant in the value chain to provide competing technologies at very low or no cost could cause our customers and other manufacturers not to utilize our technologies or services. Our customers may choose to use technologies that their own in-house engineering teams have developed, or in which they have an interest. Accordingly, our revenue could decline if our customers choose not to incorporate our technologies in their products, or if they sell fewer products incorporating our technologies. Our failure to successfully develop new and improved products, services and technologies, including as a result of any of the risks described above, may reduce our future growth and profitability and may adversely affect our business, results and financial condition.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

Our future success depends, in part, upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other critical personnel. Competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, including internationally, our ability to grow our business could be harmed. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Our products and services face intense competition from various sources, and we may not be able to compete effectively.

We expect that our technologies will continue to compete with technologies of internal design groups at competing companies or from our customers. The internal design groups of these companies create their own audio, imaging, and media solutions. If these internal design groups design around our patents or introduce unique solutions superior to our technology, they may not need to license our technology. These groups may design technology that is less expensive to implement or that enables products with higher performance or additional features. Many of these groups have substantially greater resources, greater financial strength and lower cost structures which may allow them to undercut our price. They also have the inherent advantage of access to internal corporate strategies, technology roadmaps and technical information. As a result, they may be able to bring alternative solutions to market more easily and quickly. We face competitive risks across all our business, including:

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our Media Platform faces significant competition from companies that produce and market program guides as well as television schedule information in a variety of formats, including passive and interactive on-screen electronic guide services, online listings, over the top applications and against customers and potential customers who choose to build their own interactive program guide including both those who do and those who do not elect to license our patents;

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our advanced video solutions compete with other consumer electronic (“CE”) products and home entertainment services (such as Roku, AppleTV, Amazon FireTV and Chromecast) as well as products and service offerings built by other service providers or their suppliers for consumer spending;

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our audio technologies compete with other providers of audio products and services, with Dolby Laboratories as the primary competitor in high-definition audio processing, which enjoys advantages in selling its digital multi-channel audio technology, having introduced such technology before we did, and having achieved mandatory standard status in product categories that we have not, including terrestrial digital TV broadcasts in the United States;

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our embedded image processing technologies compete with other image processing software vendors such as SmartEye, Seeing Machines and ArcSoft, Inc., as well as internal design groups of automotive, mobile phone, and digital camera manufacturers providing similar technologies by employing different approaches; and

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our competitive position is affected by the rate of adoption and incorporation of our technology by semiconductor manufacturers, assemblers, foundry, manufacturers of consumer and communication electronics, and the automotive and surveillance industry.

In the future, our licensed technologies may also compete with other emerging technologies that may be less expensive and provide higher performance than our solutions. Companies with these competing technologies may also have greater resources. Technological change could render our technologies obsolete, and new, competitive technologies could emerge that achieve broad adoption and adversely affect the use of our technologies and intellectual property.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater brand recognition than we do, or may have more experience or advantages than we have in the markets in which they compete. Further, many of the consumer hardware and software products that include our technologies also include technologies developed by our competitors. As a result, we must continue to invest significant resources in product development in order to enhance our technologies and our existing products and services and introduce new high-quality technologies, products and services to meet the wide variety of such competitive pressures. Our ability to generate revenue from our business will suffer if we fail to do so successfully.

We face competitive risks in the provision of entertainment offerings involving the distribution of digital content provided by third-party application providers through broadband.

We have previously launched access in certain of our products and services to the entertainment offerings of Amazon FireTV, Netflix, Hulu Plus, HBO Max, Disney+, VUDU, Pandora and others for the distribution of digital content directly to broadband-connected TiVo devices. These entertainment offerings typically involve no significant long-term commitments. We face competitive, technological and business risks in our ongoing provision of entertainment offerings involving the distribution of digital content through broadband to consumer televisions with such offerings, including the availability of premium and high-definition content, as well as the speed and quality of the delivery of such content to TiVo devices. For instance, we face increased competition from a growing number of broadband-enabled devices from providers such as Roku, Apple TV, Amazon Prime Video and Chromecast that provide broadband delivered digital content directly to a consumer’s television connected to such a device. Additionally, we face competition from online content providers and other personal computer (“PC”) software providers who deliver digital content directly to a consumer’s personal computer, which in some cases may then be viewed on a consumer’s television. If we are unable to provide a competitive entertainment offering on our own, or an equivalent offering with other third parties, the attractiveness of the TiVo service to new subscribers would be harmed as consumers increasingly look for new ways to receive and view digital content and our ability to retain and attract subscribers would be harmed. Recent rapid transformation in licensing and distribution of digital content has made the industry less predictable and more volatile and if we are unable to adapt to developments in the space our operating results will be harmed.

Our future success depends on our ability to establish and maintain licensing relationships with companies in related business fields, including:

•	Pay-TV service providers;

•	operators of entertainment content distributors, including pay-per-view (“PPV”) and video-on-demand (“VOD”) networks;

•	CE, digital set-top hardware manufacturers, DVD hardware manufacturers and personal computer manufacturers;

•	motion-picture studios;

•	semiconductor and equipment manufacturers;

•	content rights holders;

•	retailers and advertisers;

•	digital rights management suppliers; and

•	internet portals and other digital distribution companies.

Substantially all of our license agreements are non-exclusive, and therefore our licensees are free to enter into similar agreements with third parties, including our competitors. Our licensees may develop or pursue alternative technologies either on their own or in collaboration with others, including our competitors.

Some of our third-party license arrangements require that we license others’ technologies and/or integrate our solutions with others. In addition, we rely on third parties to report usage and volume information to us. Delays, errors or omissions in this information could harm our business. If these third parties choose not to support integration efforts or delay the integration of our solutions, our business could be harmed.

Relationships have historically played an important role in the entertainment industries that we serve. If we fail to maintain and strengthen these relationships, these industry participants may not purchase and use our technologies or facilitate the adoption of our technologies, which will harm our results of operations and prospects and may make it more difficult for us to enter into new markets. In addition, if major industry participants form strategic relationships that exclude us, our business and prospects could be materially adversely affected.

Our pursuit of acquisitions and divestitures may adversely affect our business operations or stock price if we cannot successfully execute our strategies.

We have made several acquisitions, domestically and internationally, and it is our current plan to continue to acquire assets, technologies or companies that we believe are strategic to our future business. For example, on July 1, 2022, we acquired Vewd Software Holdings Limited (“Vewd”), a leading global provider of OTT and hybrid TV solutions, for approximately $109 million through a mixture of cash and debt (the “Vewd Acquisition”). Acquisitions, including the recent Vewd Acquisition, involve challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of the other acquisitions we may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

If our growth continues, it may place a significant strain on our management team and on our operational and financial systems, procedures, and controls. Our future success will depend, in part, upon the ability of our management team to manage any growth effectively, requiring our management to:

•	recruit, hire, and train additional personnel;

•	implement and improve our operational and financial systems, procedures, and controls;

•	maintain our cost structure at an appropriate level based on the royalties, revenue and cash we forecast and generate;

•	manage multiple concurrent development projects; and

•	manage operations in multiple time zones with different cultures and languages

Financing for future acquisitions may not be available on favorable terms, or at all. If we use our equity securities to fund the acquisition, it may result in significant dilution to our existing stockholders. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to successfully complete any acquisition or divestiture in the future. We may be precluded from engaging in certain divestitures if they would result in the loss to Xperi shareholders of the tax-free status of the distribution of Xperi Inc.

If we fail to protect and enforce our intellectual property rights, contract rights, and our confidential information, our business will suffer.

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret and copyright laws, to protect our technology and intellectual property. If we fail to protect our technology, intellectual property, or contract rights, our customers and others may seek to use our technology and intellectual property without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. Others may also develop technologies that are similar or superior to our technologies, duplicate our technologies or design around our patents.

We also rely on trade secret laws rather than patent laws to protect other portions of our proprietary technology. Trade secrets can be difficult to protect. The misappropriation of our trade secrets or other proprietary information could seriously harm our business. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees, consultants, suppliers and customers. We cannot be certain that these contracts have not been and will not be breached, that we will be able to timely detect unauthorized use or transfer of our technology and intellectual property, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If we fail to use adequate mechanisms to protect our technology and intellectual property, or if a court fails to enforce our intellectual property rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

Further, the laws and enforcement regimes of certain countries may not protect our technology and intellectual property to the same extent as do the laws and enforcement regimes of the U.S. In certain jurisdictions we may be unable to protect our technology and intellectual property adequately against unauthorized use, which could adversely affect our business.

We may not be able to protect our brand from third-party infringement or to increase our brand awareness.

Maintaining and strengthening our brands is important to maintaining and expanding our business, as well as to our ability to enter into new markets for our technologies, products and services. If we fail to promote and maintain these brands successfully, our ability to sustain and expand our business and enter into new markets may suffer. Much of the promotion of our brand depends, among other things, on hardware device manufacturing companies and service providers displaying our trademarks on their products. If these companies choose for any reason not to display our trademarks on their products, or if these companies use our trademarks incorrectly or in an unauthorized manner, the strength of our brand may be diluted or our ability to maintain or increase our brand awareness may be harmed. We generally rely on enforcing our trademark rights to prevent unauthorized use of our brand and technologies. Our ability to prevent unauthorized uses of our brand and technologies would be negatively impacted if our trademark registrations were overturned in the jurisdictions where we do business. We also have trademark applications pending in a number of jurisdictions that may not ultimately be granted, or if granted, may be challenged or invalidated, in which case we would be unable to prevent unauthorized use of our brand and logo in such jurisdictions. We have not filed trademark registrations in all jurisdictions where our brand and logo are used.

Our business may suffer if third parties assert that we violate their intellectual property rights.

Third parties may claim that either we or our customers are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend against and will divert management’s attention and resources away from our business. Furthermore, third parties making such claims may be able to obtain injunctive or other equitable relief that could block our ability to further develop or commercialize some or all of our products or services in the U.S. and abroad. Claims of intellectual property infringement also might require us to enter into costly settlement or license agreements, pay costly damage awards, or defend or indemnify our customers against judgments, damages, or other losses. Even if we have an agreement that provides for a third-party to indemnify us against such costs, the indemnifying party may be unable to perform its contractual obligations under the agreement. If we cannot or do not license the allegedly infringed intellectual property on reasonable terms, or need to substitute similar technology from another source, our business, financial position, results of operations and cash flows could suffer.

We may not be able to maintain a sufficient amount of content released in the DTS audio format, which may reduce demand for our technologies, products, and services.

We expect to derive a significant percentage of our revenue from the technologies, products, and services that we offer to manufacturers of consumer electronics products. We believe that demand for our audio technologies in growing markets for multi-channel and/or high-resolution audio, including TVs, tablets, mobile phones, video game consoles, automobiles, and soundbars, will be based on the amount, quality, and popularity of content (such as movies, TV shows, music, and games) either released in the DTS audio format or capable of being coded and played in the DTS format. In particular, our ability to penetrate the growing markets in the network-connected space depends on the presence of streaming and downloadable content released in the DTS audio format. We generally do not have contracts that require providers of streaming and downloadable content to develop and release such content in a DTS audio format. Accordingly, our revenue could decline if these providers elect not to incorporate DTS audio into their content or if they sell less content that incorporates DTS audio.

In addition, we may not be successful in maintaining existing relationships or developing new relationships with other existing or new content providers. As a result, we cannot assure you that a sufficient amount of content will be released in a DTS audio format to ensure that manufacturers continue offering DTS decoders in the consumer electronics products that they sell.

Demand for our HD Radio technology may be insufficient to sustain projected growth.

Demand for and adoption of HD Radio technology may not be sufficient for us to continue to increase the number of customers of our HD Radio system, which include integrated circuit (“IC”) manufacturers, manufacturers of broadcast transmission equipment, consumer electronics products manufacturers, component manufacturers, data service providers, manufacturers of specialized and test equipment and radio broadcasters.

Among other things, continuing and increased consumer acceptance of HD Radio technology will depend upon:

•	the number of radio stations broadcasting digitally using HD Radio technology;

•	the willingness of automobile manufacturers to include HD Radio receivers in their vehicles;

•	the willingness of manufacturers to incorporate HD Radio technology into their products;

•	the cost and availability of HD Radio enabled products; and

•	the marketing and pricing strategies that we employ and that are employed by our customers and retailers.

Demand for HD Radio also may be impacted by declines in the automotive industry which historically has been cyclical and experienced downturns during declining economic conditions. In addition, the persistent downturn in the automotive markets resulting from the COVID-19 pandemic and related events reduced demand for our HD Radio technology in 2020. While we have experienced a modest recovery in 2021, there is no guarantee that growth trends will return to our pre-pandemic level, and a sustained reduction in our automotive based royalties may cause us to fail to meet our previously projected growth rates.

If we are unable to further penetrate the streaming and downloadable content delivery markets and adapt our technologies for those markets, our royalties and ability to grow our audio business could be adversely impacted.

Prior to the advent of streaming and downloadable content services, video and audio content was purchased and consumed primarily via optical disc-based media. The growth of the internet and network-connected device usage, along with the rapid advancement of online and mobile content delivery, has resulted in download and streaming services becoming mainstream with consumers in various parts of the world. We expect the shift away from optical disc-based media to streaming and downloadable content consumption to continue. If we fail to continue to further penetrate the streaming and downloadable content delivery market, our business could suffer.

The services that provide content from the internet are not generally governed by international or national standards and are thus free to choose any media format(s) to deliver their products and services. This freedom of choice on the part of online content providers could limit our ability to grow if such content providers do not incorporate our technologies into their services, which could affect demand for our technologies.

Furthermore, our inclusion in mobile and other network-connected devices may be less profitable for us than optical disc players. The online and mobile markets are characterized by intense competition, evolving industry standards and business and distribution models, disruptive software and hardware technology developments, frequent new product and service introductions, short product and service life cycles, and price sensitivity on the part of consumers, all of which may result in downward pressure on pricing. If we are unable to adequately and timely respond to the foregoing, our business and operating results could be adversely affected.

The success of certain of our solutions depends on the interoperability of our technologies with consumer hardware devices.

To be successful, we design certain of our solutions to interoperate effectively with a variety of consumer hardware devices, including personal computers, DVD players and recorders, Blu-ray players, digital still cameras, digital camcorders, portable media players, digital TVs, home media centers, set-top-boxes, video game consoles, MP3 devices, multi-media storage devices, mobile tablets and smartphones. Certain of our TiVo products rely on multiple systems operators support of CableCards. We depend on significant cooperation with manufacturers of these devices and the components integrated into these devices, as well as software providers that create the operating systems for such devices, to incorporate certain of our technologies into their product offerings and ensure consistent playback of encoded files. Currently, a limited number of devices are designed to support certain of our technologies. If we are unsuccessful in causing component manufacturers, device manufacturers and software providers to integrate certain of our technologies into their product offerings, those technologies may become less accessible to consumers, which would adversely affect our revenue potential.

Our failure to adequately manage our increasingly complex distribution agreements, including licensing, development and engineering services, may cause unexpected delays and loss of revenue in the deployment of advanced television solutions.

In connection with our deployment arrangements for TiVo products, we engage in complex licensing, development and engineering services arrangements with our marketing partners and distributors. These deployment agreements with television service providers usually provide for some or all of the following deliverables: software engineering services, solution integration services, hosting the TiVo service, maintenance and support. In general, these contracts are long-term and complex and often rely on the timely performance of such television service provider’s third-party vendors that are outside Pre-Merger TiVo’s control. The engineering services and technology we agree to provide and/or develop may be essential to the functionality of the licensed software and delivered product or such software may involve significant customization and modification for each customer. We have experienced in the past, and may in the future, experience delays in delivery with television service providers as well as significant increases in expected costs of development and performance in certain instances. Additional delays could lead to additional costs and adverse accounting treatments, potentially resulting in us recognizing costs earlier than expected. If we are unable to deliver the contracted for technology, including specified customizations and modifications, and services in a timely manner or at all, then we could face penalties in the form of unreimbursed engineering development work, loss of subscriber or minimum financial commitments on the part of our partners or in extreme cases the early termination of such distribution agreements. In any such case our business would be harmed.

We make significant investments in new products and services that may not achieve technological feasibility or profitability or that may limit our growth.

We have made and will continue to make significant investments in research, development, and marketing of new technologies, products and services, including audio, imaging and media, as well as through our Perceive subsidiary and its hardware and software solutions for high-performance inference at the edge. Investments in new technologies are speculative and technological feasibility may not be achieved. Commercial success depends on many factors including demand for innovative technology, availability of materials and equipment, selling price the market is willing to bear, competition and effective licensing or product sales. We may not achieve significant revenue from new product and service investments for a number of years, if at all. Moreover, new technologies, products and services may not be profitable, and even if they are profitable, operating margins for new products and businesses may not be as high as the margins we have experienced historically or originally anticipated.

For example, we have incurred, and expect to continue to incur, substantial research and development expenses through our Perceive subsidiary focused on delivering edge inference solutions. We do not have prior experience as a company in the development or marketing of similar hardware or software. We will need to continue to find and hire qualified and experienced personnel to advance this new business. In addition, chip technologies such as what we are developing are subject to extensive competition and a relentless pace of innovation. These new products could be copied or functionally surpassed by other designers, manufacturers, or innovators, some of whom may have far greater financial resources than us, and who may be able to develop products with greater capabilities or lower cost.

Our products and services could be susceptible to errors, defects, or unintended performance problems that could result in lost revenue, liability or delayed or limited market acceptance.

We develop and offer complex solutions, which we license and otherwise provide to customers. The performance of these solutions typically involves working with sophisticated software, computing and communications systems. Due to the complexity of these products and services, and despite our quality assurance testing, the products may contain undetected defects or errors that may affect the proper use or application of such products or services by the customer. Because certain of our products and services are embedded in digital content and other software, or rely on stable transmissions, our solutions’ performance could unintentionally jeopardize our customers’ product performance. Because customers rely on our products and services as used in their software and applications, defects or errors in our products or services may discourage customers from purchasing our products or services. These defects or errors could also result in product liability, service level agreement claims or warranty claims. Although we attempt to reduce the risk of losses resulting from these claims through warranty disclaimers and limitation of liability clauses in our agreements, these contractual provisions may not be enforceable in every instance. Any such defects, errors, or unintended performance problems in existing or new products or services, and any inability to meet customer expectations in a timely manner, could result in loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs and increased service costs, any of which could materially harm our business.

Dependence on the cooperation of third parties for the provision and delivery of our metadata could adversely affect our revenue.

We rely on third-party providers to deliver our metadata to some of the CE devices that include our user experience (“UX”) and interactive program guides. Further, our national data network provides customized and localized listings for pay TV and licensees of our data used in third-party interactive program guides for Pay-TV. In addition, we purchase certain metadata from commercial vendors that we redistribute. The quality, accuracy and timeliness of that metadata may not continue to meet our standards or be acceptable to consumers. There can be no assurance that commercial vendors will distribute data to us without error, or at all, or that the agreements that govern some of these relationships can be maintained on favorable economic terms. Technological changes may also impede the ability to distribute metadata. Our inability to renew these existing arrangements on terms that are favorable to us, or enter into alternative arrangements that allow us to effectively transmit our metadata to CE devices, could have a material adverse effect on our CE interactive program guide business and cause our revenue or margins to decline.

We distribute, as a revenue generating activity, metadata. In the future, we may not be able to obtain this content, or may not be able to obtain it on the same terms. Such a failure to obtain the content, or obtain it on the same terms, could damage the attractiveness of our metadata offerings to our customers, or could increase the costs associated with providing our metadata offerings, and could thus cause revenue or margins to decrease. We also depend on third-party metadata for our media product offerings including Pay-TV and Connected Car.

We depend on a limited number of third parties to design, manufacture, distribute and supply hardware devices upon which our TiVo software and service operate.

Our TiVo software and services operate on a number of hardware products, including DVR and non-DVR set-top-boxes, produced by third-party hardware companies. If we fail to effectively manage the integration of our software and services with our hardware partners’ devices, we could suffer from product recalls, poorly performing products and higher than anticipated warranty costs. We have contracted for the design, manufacture and distribution of certain TiVo-branded DVRs and non-DVRs with a third-party partner. This third-party partner does not typically enter into long-term volume commitments with the major retail distributors. We currently rely on our TiVo-branded hardware partner’s relationships with major retail distributors, including Best Buy, Amazon and others, for the distribution of TiVo-enabled DVRs and non-DVR products within the United States. If one or several major retail partners were to discontinue selling TiVo-enabled products, the volume of TiVo-enabled DVRs and non-DVRs sold to consumers could decrease, which could harm TiVo’s service business.

We also depend on a third-party partner for certain TiVo-branded hardware devices that are sold through the TiVo website. If this third-party partner fails to perform its obligations, we may be unable to find alternative suppliers or deliver our products and services sold through the TiVo website in a timely manner or with the features and functionality customers expect. In addition, our third-party partner may depend on sole suppliers for key components and services in order to manufacture DVRs and non-DVR set-top-boxes which run our software, and they may be subject to risks of supply shortages and unexpected cost increases, including the recent supply chain disruption resulting from the COVID-19 pandemic. Additionally, certain features and functionalities of our TiVo service and DVRs depend on third-party components and technologies. If we or our third-party partners are unable to purchase or license such third-party components or technologies, we may not be able to offer certain related features and functionalities to our customers. In such a case, the desirability of our products to our customers could be reduced, thus harming our business.

We also rely on third parties to whom we outsource supply-chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics to provide cost-effective and efficient supply chain services. We cannot be sure that these parties will perform their obligations as expected or that any revenue, cost savings or other benefits will be derived from the efforts of these parties. If one or several of our third-party supply chain partners were to discontinue service to us, our ability to fulfill sales orders through the TiVo website and distribute inventory timely, cost effectively, or at all, may be delayed or prevented, which could harm our business. Any of these events could require us to undertake unforeseen additional responsibilities or devote additional resources to commercialize our TiVo service. Any of these outcomes could harm our ability to compete effectively and achieve increased market acceptance and brand recognition.

We maintain inventories of TiVo-branded products based on our demand forecast, which may be incorrect and lead to excess or insufficient inventory.

In connection with our sales of TiVo-branded products through the TiVo website, we maintain an inventory of certain DVR and non-DVR products based on our demand forecast. Due to the seasonality in our business and the nature of long-lead time product development and manufacturing cycles, we make demand forecasts for these products well in advance of our peak selling periods. As such, we are subject to risks in managing the inventory needs of our business during the year, including estimating the appropriate quantity and mix of demand across our older and newer DVR and non-DVR products. Should actual market conditions differ from our estimates, our future results of operations could be materially affected. Our ability to forecast demand accurately and maintain appropriate inventory may also be adversely affected by factors that are difficult to predict, such as global supply chain disruptions. Excess purchase commitments as a result of unforeseen changes in our sales forecast, pricing terms or cost structures may require us to record a loss that may adversely affect our financial condition and results of operations.

Qualifying, certifying and supporting our technologies, products and services is time-consuming and expensive.

We devote significant time and resources to qualify and support our software products on various personal computer, CE and mobile platforms, including operating systems from Apple, Google and Microsoft. In addition, we maintain high-quality standards for products that incorporate our technologies and products through a quality control certification process. To the extent that any previously qualified, certified and/or supported platform or product is modified or upgraded, or we need to qualify, certify or support a new platform or product, we could be required to expend additional engineering time and resources, which could add significantly to our development expenses and adversely affect our operating results.

We are exposed to the risks related to international sales and operations.

We derive a large portion of our total revenue from operations outside of the United States. Therefore, we face exposure to risks of operating in many foreign countries, including:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties, regulations and compliance requirements;

•	unexpected changes in political or regulatory environments;

•	differing employment practices, labor compliance and costs associated with a global workforce;

•	earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs;

•	exchange controls or other restrictions;

•	restrictions on, or difficulties and costs associated with, the repatriation of cash from foreign countries to the United States;

•	political and economic instability, trade conflict and international hostilities;

•	import and export restrictions and other trade barriers;

•	difficulties in maintaining overseas subsidiaries and international operations;

•	difficulties in obtaining approval for significant transactions; and

•	fluctuations in foreign currency exchange rates.

Any one or more of the above factors could adversely affect our international operations and could significantly affect our results of operations, financial condition and cash flows. The results of our operations will be dependent to a large extent upon the global economy. Geopolitical factors such as terrorist activities, armed conflict (such as the current Russia/Ukraine conflict) or global health conditions that adversely affect the global economy may adversely affect our operating results and financial condition.

We are also subject to risks associated with compliance with applicable anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining an advantage or benefits, and requires public companies to maintain accurate books and records and a system of internal accounting controls. Under these laws, companies may be held liable for actions taken by directors, officers, employees, agents, or other partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA or similar laws, governmental authorities could commence an investigation or seek to impose civil and criminal fines and penalties which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, our business could be materially adversely affected if foreign markets do not continue to develop, if we do not receive additional orders to supply our technologies, products or services for use by international pay TV service providers, CE and set-top-box manufacturers, PPV/VOD providers and others or if regulations governing our international business changes. Any changes to the statutes or the regulations with respect to export of encryption technologies could require us to redesign our products or technologies or prevent us from selling our products and licensing our technologies internationally.

Our success depends, in part, on discretionary consumer and corporate spending and factors, such as unusually high levels of inflation and rising risk of recession in the near term, could have an adverse effect on our business.

Our success depends, in part, on the level of discretionary consumer and corporate spending. Discretionary consumer and corporate spending is affected by many factors, including economic conditions affecting disposable consumer income and corporate spending, such as the rate of inflation, risk of recession, employment status, and interest and tax rates. Recent trends including unusually high inflation, increased perceived risk of recession and higher interest rates may negatively impact consumer and corporate spending. A decrease in discretionary consumer and corporate spending could result, in particular, in reduction in purchases of consumer electronic devices and reduction in monetization revenue. During past economic slowdowns and recessions, many consumers reduced their discretionary spending and advertisers reduced their advertising expenditures. Any such reductions could significantly impact our ability to generate revenue, and thus impact our business, financial condition and results of operations.

Uncertainty and instability resulting from the war between Russia and Ukraine could negatively impact our business, financial condition and operations.

Russia’s recent invasion of Ukraine and the uncertainty surrounding the escalating war could negatively impact global and regional economic conditions and financial markets, which may adversely affect our business operations. In response to the war, U.S., European Union and other countries have imposed financial and economic sanctions against Russia and certain businesses and companies associated with Russia, which are creating and may continue to create, market disruption and volatility and instability in the geopolitical environment. The extent to which this conflict escalates to other countries and the resulting impact of sanctions on the global market, including supply chain disruptions, shortage of energy supplies and raw materials, inflation, cyberwarfare, consumer confidence, and spending in the United States and other countries in which we operate, remains uncertain. While we do not currently generate sales or have locations or employees in those two countries, we outsource some of our engineering activities to a small number of third-party contractors that have employees and operations located in Ukraine, and any escalation of conflicts in the area could have an adverse impact on our third-party contractors. If the war continues without resolution, it may lead to further sanctions, embargoes, regional instability, geopolitical shifts and recession in the global economy, any of which may adversely affect our business and financial conditions.

Further deterioration of trade relations between the United States and China, other trade conflicts and barriers, economic sanctions, and national security protection policies could limit or prevent existing or potential customers from doing business with us.

The increased trade conflicts between the United States and its major trading partners in recent years, evidenced by trade restrictions such as tariffs, taxes, export controls, economic sanctions, and enhanced policies designed to protect national security, have had and may continue to have adverse impact on our revenue if such policies continue. In particular, our business and sales activities have been impacted due to the increase in trade conflicts between the United States and China. Further United States government actions to protect domestic economic and security interests could lead to further restrictions. Moreover, growing trade conflicts and uncertainties may lead to decreased use of foreign-owned technologies in China and other countries, due to efforts by foreign governments and enterprises to find alternative sources of supply, to develop proprietary domestic technologies, and otherwise to reduce reliance on foreign technology sources. Any such trends could have a material adverse impact on our revenue.

Our systems, networks and online business activities and those of third parties that we utilize in our operations are subject to cybersecurity and stability risks, information technology system failures, and security breaches.

Despite our provisions for system redundancy and the implementation of security measures within our internal and external information technology and networking systems, our information technology systems and those of third parties that we utilize in our operations may be subject to security breaches, unauthorized access (malicious or accidental), misuse of information by authorized users, data leaks or unintentional exposure of information, failed processes or other bugs, loss of data, damages from computer viruses or malware, natural disasters, terrorism, telecommunication failures or disruption of service. In addition, our online business activities depend on the ability to store and transmit confidential information and licensed intellectual property securely on our systems, third-party systems and over private, hybrid and public networks. Any compromise of our ability to store or transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our storage and online transmissions and business activities are subject to a number of security and stability risks, including:

•

our own or licensed encryption and authentication technology, or access or security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of customer information or intellectual property;

•

we could experience unauthorized access, computer viruses, ransomware, system interference or destruction, “denial of service” attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our websites and infrastructure or use of our products and services, or cause customer information or other sensitive information to be disclosed to a perpetrator, others or the general public;

•

someone could circumvent our security measures and misappropriate our information or our customers’ proprietary information or content or interrupt operations, or jeopardize our licensing arrangements, many of which are contingent on our sustaining appropriate security protections;

•	our computer systems could fail and lead to service interruptions or downtime for television, other media services, or websites, which may include e-commerce websites;

•	we could inadvertently disclose customer information; or

•	we may need to grow, upgrade, resize, reconfigure or relocate our data centers in response to changing business needs, which may be costly and lead to unplanned disruptions of service.

Each of the foregoing risks also applies to the computer systems of third parties that we rely upon in our operations, including our suppliers and vendors, including providers of cloud storage and services. The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, increase the costs of our ongoing cybersecurity protections and enhancements, and expose us to litigation and other liabilities. Because some of our technologies are intended to inhibit use of or restrict access to our customers’ intellectual property, we may become the target of hackers or other persons whose use of or access to our customers’ intellectual property is affected by our technologies. Also, hackers may, for financial gain or other motives, seek to infiltrate or damage our systems, or obtain sensitive business information or customer information. We also may be exposed to customer claims, or other liability, in connection with any security breach or inadvertent disclosure. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures. For example, we utilize SolarWinds for network device management. SolarWinds announced in December 2020 that its Orion monitoring system was infected with malicious software during 2020, which might have impacted its customers. We implemented software patches and other security measures recommended by SolarWinds and other security experts in connection with this matter. While we do not believe we were targeted by malicious actors through the SolarWinds system, and we found no evidence that any of our information was exfiltrated from our systems, there is no guarantee that any past or future hacks or attacks on our networks or systems have been and will be unsuccessful or resolved without damage to us or our customers.

Our product and service offerings rely on a variety of systems, networks and databases, many of which are maintained by us at our data centers or third-party data centers (e.g., cloud services). We do not have complete redundancy for all of our systems, and we do not maintain real-time back-up of all of our data, so in the event of significant system disruption, particularly during peak periods, we could experience loss of data processing capabilities, which could prevent us from providing our products and services to our customers for an uncertain amount of time, cause us to lose customers as a result of such breaches, and could harm our operating results through loss of revenue and increased costs to remediate such cybersecurity incidents. Notwithstanding our efforts to protect against “down time” for products and services, we do occasionally experience unplanned outages or technical difficulties. In order to provide products and services, we must protect the security of our systems, networks, databases and software. Furthermore, we do not have control over the security protocols of third-party cloud service providers, and if such providers experience cyber-attacks and information system breaches, it can harm our business operations and undercut our ability to serve our customers, which may adversely affect our financial condition and results of operations.

To the extent that any disruption or security breach results in inappropriate disclosure of our confidential information, we may incur liability or additional costs to remedy the damages caused by these disruptions or security breaches.

Risks Related to Financial Matters

If our goodwill and other intangible assets become impaired, we may be required to record a significant charge to earnings.

In addition to internal development, we intend to acquire additional businesses, technology and intellectual property through strategic relationships and transactions. We believe these strategic relationships and transactions will enhance the competitiveness and size of our current business and provide diversification into markets and technologies that complement our current business. Future transactions could be in the form of asset purchases, equity investments, or business combinations. As a result, we may have significant goodwill from such transactions and other intangible assets which are amortized over their estimated useful lives. We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable or the useful life is shorter than originally estimated. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable or other intangible assets may not be recoverable include a decline in future cash flows, fluctuations in market capitalization, slower growth rates in our industry or slower than anticipated adoption of our products by our customers. As we continue to review for factors that may affect our business which may not be in our control, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of goodwill and other intangible assets or equity investments is determined, resulting in an adverse impact on our business, financial position and results of operations.

Changes in our tax rates or exposure to additional tax assessments could adversely affect our effective tax rates and negatively affect our business and financial condition.

We are subject to U.S. federal and state income taxes, as well as taxes in various international jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various jurisdictions where we operate. Our effective tax rate could be adversely affected by numerous factors, including from the passage of new tax laws, changes in the interpretation of tax laws, changes in the mix of our profitability from state to state and from country to country, changes to our operating structure, the amount of payments from our U.S. entities to related foreign entities, our inability to secure or sustain acceptable agreements with tax authorities and changes in our deferred tax assets and liabilities, including changes in our ability to realize our deferred tax assets.

In addition, U.S. federal, U.S. state, and foreign tax jurisdictions may examine our income tax returns, including income tax returns of acquired companies and acquired tax attributes included therein. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot assure you that the final determination from these examinations will not be materially different from that reflected in our income tax provisions and accruals. Any adverse outcome from these examinations may have a material adverse effect on our business and operating results.

Risks Related to Regulatory and Legal Matters

New governmental regulations or new interpretations of existing laws, including legislative initiatives, could cause legal uncertainties and result in harm to our business.

Consumer rights advocates and other constituencies continuously challenge copyright law through both legislative and judicial actions. If our copyright protections are compromised, or devices that can circumvent our technology are permitted by law and become prevalent, this could result in reduced demand for our technologies, and our business would be harmed.

Many laws and regulations are pending and may be adopted by the U.S. federal government, individual states and local jurisdictions and other countries with respect to the internet. These laws may relate to many areas that impact our business, including intellectual property rights, digital rights management, copyright, property ownership, privacy, taxation, and the CE and television industry. These types of regulations are likely to differ between countries and other political and geographic divisions. Changes to or the interpretation of these laws could increase our costs, expose us to increased litigation risk, substantial defense costs and other liabilities or require us or our customers to change business practices. Laws or regulations could be interpreted to prevent or limit access to some or all television signals by certain CE devices, or impose limits on the number of copies, the ability to transfer or move copies, or the length of time a consumer may retain copies of some or all types of television programming.

In addition, the satellite transmission, cable and telecommunications industries are subject to pervasive federal regulation, including Federal Communications Commission (“FCC”) licensing and other requirements, as well as extensive regulation by local and state authorities. The FCC could promulgate new regulations or interpret existing regulations in a manner that would cause us to incur significant compliance costs or force us to alter or eliminate certain features or functionality of our products or services, which may adversely affect our business. For example, the FCC could determine that certain of our products fail to comply with regulations concerning matters such as electrical interference, copy protection, digital tuners, accessibility for blind and deaf users, or display of television programming based on rating systems.

In the United States, the FCC regulates the broadcast radio industry, interprets laws enacted by Congress and establishes and enforces regulations governing radio broadcasting. It is unclear what rules and regulations the FCC may adopt regarding digital audio broadcasting and what effect, if any, such rules and regulations will have on our product licensing business, the operations of stations using our HD Radio technology or consumer electronics manufacturers. Any additional rules and regulations imposed on digital audio broadcasting could adversely impact the attractiveness of HD Radio technology and negatively impact our business. Also, non-compliance by us, or by radio stations offering HD Radio broadcasts, with any FCC requirements or conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions.

It is difficult to anticipate the impact of current or future laws and regulations on our business. We may have significant expenses associated with staying appraised of and in compliance with local, state, federal, and international legislation and regulation of our business and in presenting our position on proposed laws and regulations.

We need to safeguard the security and privacy of our customers’ confidential data and remain in compliance with laws that govern such data, and any inability to do so may harm our reputation and brand and expose us to legal action.

Our products and services and back-end information technology systems can collect and allow us to store individual viewer and account preferences and other data our customers may consider confidential or may be considered personal information or personal data under applicable regulatory schemes. To provide better consumer experiences and to operate effectively, and for our analytics business and other businesses, we collect certain information from users. Collection and use of such information may be subject to U.S. federal and state privacy and data collection laws and regulations, standards used by credit card companies applicable to merchants processing credit card details, and foreign laws. We may also be subject to third-party privacy policies and permissions and obligations we owe to third parties, including, for example, those of pay TV service providers. We post our privacy policies concerning the collection, use and disclosure of user data, including interactions between client and server. Privacy concerns, however, could create uncertainty in the marketplace for digital video recording and for our products and services more generally. Any failure by us to comply with privacy policies or contractual obligations, any failure to comply with standards set by credit card companies relating to privacy or data collection, any failure to conform the privacy policy to changing aspects of our business or applicable law, or any existing or new legislation regarding privacy issues could impact our data collection efforts and subject us to fines, litigation or other liability.

Further, our compliance with such laws dealing with the use, collection and processing of such customer data, including personal data, is core to our strategy. These laws are increasing in number, enforcement, fines and other penalties. All states have adopted laws requiring notice to consumers of a security breach implicating their personal information. In the event of a security breach, these laws may subject us to incident response, notice and remediation costs, as well as costs associated with any investigations that might arise from federal regulatory agencies and state attorneys general. Failure to safeguard data adequately or to destroy data securely could subject us to regulatory investigations or enforcement actions under federal or state data security, unfair practices, or consumer protection laws. The scope and interpretation of these laws could change and the associated burdens and compliance costs could increase in the future. Two such governmental regulations that have significant implications for our products and services are the General Data Protection Regulation and the California Consumer Privacy Act.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations and could damage and harm our reputation. Furthermore, the laws are not consistent among various international and state jurisdictions, and compliance in the event of a widespread data breach is costly.

In addition, the Children’s Online Privacy Protection Act imposes civil and criminal penalties on persons collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors, direct our websites or services to children under the age of 13, or collect personal information from children under the age of 13. However, we are not able to control the ways in which consumers use our technology, and our technology may be used for purposes that violate this or other similar laws. The manner in which such laws may be interpreted and enforced cannot be fully determined, and future legislation could subject us to liability if we were deemed to be non-compliant.

Further, if our technological security measures are compromised, our customers may curtail or stop use of our products and services. Our products and services such as DVRs may contain the private information of our customers, and security breaches could expose us to a risk of loss of this information, which could result in potential liability and litigation.

Current and future governmental and industry standards may significantly limit our business opportunities.

Technology standards are important in the audio and video industry as they help to assure compatibility across a system or series of products. Generally, standards adoption occurs on either a mandatory basis, requiring a particular technology to be available in a particular product or medium, or an optional basis, meaning that a particular technology may be, but is not required to be, utilized. If standards are re-examined or a new standard is developed in which we are not included, our growth in that area of our business could be significantly lower than expected.

As new technologies and entertainment media emerge, new standards relating to these technologies or media may develop. New standards may also emerge in existing markets that are currently characterized by competing formats, such as the market for PCs. We may not be successful in our efforts to include our technology in any such standards.

Our activities to advertise, market and sell our services directly to consumers are highly regulated by constantly evolving state and federal laws and regulations.

We engage in various advertising, marketing and other promotional activities. For instance, in the past, we have offered gift subscriptions and mail-in-rebates to consumers, which are subject to state and federal laws and regulations. A constantly evolving network of state and federal laws is increasingly regulating these promotional activities. Additionally, we enter into subscription service contracts directly with consumers which govern both our provision of and the consumers’ payment for the TiVo service. For example, consumers who activate new monthly subscriptions to the TiVo service may be required to commit to pay for the TiVo service for a minimum of one year or be subject to an early termination fee if they terminate prior to the expiration of their commitment period. If the terms of our subscription service contracts with consumers, such as our imposition of an early termination fee, or our previously offered rebate or gift subscription programs were to violate state or federal laws or regulations, we could be subject to suit, penalties, enforcement actions, and/or negative publicity in which case our business would be harmed.

Some software we provide may be subject to “open source” licenses, which may restrict how we use or distribute our software or require that we release the source code of certain products.

Some of the products we support and some of our proprietary technologies incorporate open-source software such as open-source codecs that may be subject to the Lesser Gnu Public License or other open source licenses. The Lesser Gnu Public License and other open-source licenses may require that source code subject to the license be released or made available to the public. Such open-source licenses may mandate that software developed based on source code that is subject to the open-source license, or combined in specific ways with such open source software, become subject to the open source license. We take steps to ensure that proprietary software we do not wish to disclose is not combined with, or does not incorporate, open-source software in ways that would require such proprietary software to be subject to an open-source license. However, few courts have interpreted the Lesser Gnu Public License or other open-source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We often take steps to disclose source code for which disclosure is required under an open-source license, but it is possible that we have or will make mistakes in doing so, which could negatively impact our brand or our adoption in the community, or could expose us to additional liability. In addition, we rely on multiple software programmers to design our proprietary products and technologies. Although we take steps to ensure that our programmers (both internal and outsourced) do not include open-source software in products and technologies we intend to keep proprietary, we cannot be certain that open-source software is not incorporated into products and technologies we intend to keep proprietary. In the event that portions of our proprietary technology are determined to be subject to an open-source license, or are intentionally released under an open-source license, we could be required to publicly release the relevant portions of our source code, which could reduce or eliminate our ability to commercialize our products and technologies. Also, in relying on multiple software programmers to design products and technologies that we intend, or ultimately end up releasing in the open-source community, we may discover that one or multiple such programmers have included code or language that would be embarrassing to us, which could negatively impact our brand or our adoption in the community, or could expose us to additional liability. Such additional liability could include claims that result in litigation, require us to seek licenses from third parties in order to keep offering our software, require us to re-engineer our software, require us to release proprietary source code, require us to provide indemnification or otherwise subject us to liability to a customer or supplier, or require us to discontinue the sale of a product in the event re-engineering cannot be accomplished in a timely manner, any of which could adversely affect our business.

Risks Related to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation.

We may not be able to achieve the full strategic, financial, operational or other benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:

•	The separation will eliminate existing competing priorities for capital allocation between Xperi’s product and IP licensing businesses;

•	The separation will enable the respective management teams to better focus on strengthening their core businesses and operations;

•	The separation will enhance operational flexibility for both businesses, particularly in dealing with suppliers and customers;

•	The separation will streamline the investment profiles to both businesses and may enhance their marketability;

•	The separation will improve access to talent by allowing each company to capitalize on their distinct cultures and recruitment strategies.

However, we may be unable to achieve some or all of these benefits. For example, to position ourselves for the separation, we are undertaking a series of strategic, structural, process and system realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our business following the separation, weakening of our system of internal controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Furthermore, we may be more susceptible to market fluctuations and other adverse events and our business will be less diversified than Xperi’s business prior to the separation. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax and indemnification liability and stockholders receiving Xperi Inc. common stock in the distribution could be subject to significant tax liability.

It is a condition to the distribution that Xperi receives the Tax Opinion from Skadden, in form and substance acceptable to Xperi, substantially to the effect that, among other things, the distribution and certain related transactions will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. Additionally, Xperi has received the IRS Ruling, substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. The IRS Ruling relies, and the Tax Opinion will rely, on certain facts, assumptions, and undertakings, and certain representations from Xperi and us, regarding the past and future conduct of both respective businesses and other matters, including those discussed in the risk factor immediately below. The Tax Opinion also relies on the continued validity of the IRS Ruling (as described below). Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine on audit that the distribution or certain related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinion that are not covered by the IRS Ruling.

If the distribution ultimately is determined to be taxable, then a stockholder of Xperi that received shares of Xperi Inc. common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares sold on behalf of such stockholder) on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of Xperi’s current and accumulated earnings and profits, which would include any earnings and profits attributable to the gain recognized by Xperi on the taxable distribution and could include earnings and profits attributable to certain internal transactions preceding the distribution. Any amount that exceeded Xperi’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of Xperi stock with any remaining amount being taxed as a gain on the Xperi stock. In the event the distribution is ultimately determined to be taxable, Xperi would recognize corporate level taxable gain on the distribution in an amount equal to the excess, if any, of the fair market value of Xperi Inc. common stock distributed to Xperi stockholders on the distribution date over Xperi’s tax basis in such stock. In addition, if certain related transactions, including certain transactions undertaken pursuant to the Internal Reorganization and Business Realignment that are intended to qualify for tax-free treatment, fail to qualify for tax-free treatment under U.S. federal, state, local tax and/or foreign tax law, we and Xperi could incur significant tax liabilities and/or lose significant tax attributes under U.S. federal, state, local and/or foreign tax law.

Generally, taxes resulting from the failure of the distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on Xperi and Xperi stockholders. Under the tax matters agreement that we will enter into with Xperi, we are generally obligated to indemnify Xperi against such taxes imposed on Xperi, to the extent the failure of the distribution to qualify for non-recognition treatment is attributable to actions, events or transactions relating to our or our affiliates’ stock, assets or business, or any breach of our representations, covenants or obligations under the tax matters agreement (or any other agreement we enter into in connection with the separation and distribution) or any breach of our representations made in any representation letter provided to Skadden in connection with the Tax Opinion. Adeia will be separately responsible for any taxes that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to Adeia’s or its affiliates’ stock, assets or business, or any breach of its representations, covenants or obligations under the tax matters agreement (or any other agreement entered into in connection with the separation and distribution), the materials submitted to the IRS in connection with the IRS Ruling or the representations made in the representation letter provided to counsel in connection with the Tax Opinion.

However, if the distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the Mergers and the distribution, then under the tax matters agreement, we and Adeia would share the tax liability resulting from such failure in accordance with our relative market capitalizations as of the distribution date (determined based on the average trading prices of each company’s stock during the ten trading days beginning on the distribution date). Events triggering an indemnification obligation under the tax matters agreement include events occurring after the distribution that cause Xperi to recognize a gain under Section 355(e) of the Code, as discussed further below. Such tax amounts could be significant. To the extent that we are responsible for any liability under the tax matters agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods. For a more detailed discussion, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

The IRS may assert that the Mergers cause the distribution and other related transactions to be taxable to Xperi, in which case we could be subject to significant indemnification liability.

Even if the distribution otherwise constitutes a tax-free transaction to stockholders under Section 355 of the Code, Xperi may be required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code if, as a result of the Mergers or other transactions considered part of a plan with the distribution, there is a 50 percent or greater change of ownership in Xperi or us. Following the Mergers, and in anticipation of the distribution, Xperi sought and received the IRS Ruling, which included a ruling from the IRS regarding the proper manner and methodology for measuring the common ownership in the stock of Xperi, Pre-Merger Xperi and Pre-Merger TiVo for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code. The Tax Opinion will rely on the continued validity of the IRS Ruling, as well as certain factual representations from Xperi as to the extent of common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers. Based on the representations made by Xperi as to the common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers and assuming the continued validity of the IRS Ruling, the Tax Opinion will conclude that there was not a 50 percent or greater change of ownership in Xperi, Pre-Merger Xperi or Pre-Merger TiVo for purposes of Section 355(e) as a result of the Mergers. Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine that the distribution or a related transaction should nevertheless be treated as a taxable transaction to Xperi if it determines that any of the facts, assumptions, representations or undertakings of Xperi is not correct or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling. If Xperi is required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code, then under the tax matters agreement, we may be required to indemnify Adeia for all or a portion of such taxes, which could be a significant amount, if such taxes were the result of either direct or indirect transfers of our stock or certain reasons relating to the overall structure of the Mergers and the distribution. For a more detailed description, see the section entitled “Certain Relationships and Related Party Transactions —Tax Matters Agreement.”

We will be subject to continuing contingent tax-related liabilities of Xperi following the distribution.

After the distribution, there will be several significant areas where the liabilities of Xperi may become our obligations either in whole or in part. For example, under the Code and the related rules and regulations, each corporation that was a member of Xperi’s consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. Additionally, to the extent that any subsidiary of ours was included in the consolidated tax reporting group of either Pre-Merger Xperi or Pre-Merger TiVo for any taxable period or portion of any taxable period ending on or before the effective date of the Mergers, such subsidiary is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group of Pre-Merger Xperi or Pre-Merger TiVo, as applicable, for such taxable period. In connection with the distribution, we will enter into a tax matters agreement with Xperi that will allocate the responsibility for prior period consolidated taxes between Xperi Inc. and Adeia. For a more detailed description, see the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” If Adeia were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

We will agree to numerous restrictions to preserve the tax-free treatment of the distribution and certain related transactions in the United States, which may reduce our strategic and operating flexibility.

Our ability to engage in certain transactions could be limited or restricted after the distribution to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by Xperi, and certain aspects of the Internal Reorganization and Business Realignment. As discussed above, even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate-level taxable gain to Xperi under Section 355(e) of the Code if a transaction results in a change of ownership of 50 percent or greater in us as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred, the extent to which any such acquisition or issuance results in a change of ownership and the cumulative effect of any such acquisition or issuance together with any prior acquisitions or issuances (including the Mergers) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of Xperi Inc. common stock within a two-year period after the distribution generally are presumed to be part of such a plan that includes the distribution, although such presumption may be rebutted. As a result of these limitations, and certain other requirements under Section 355 of the Code, under the tax matters agreement that we will enter into with Xperi, for the two-year period following the distribution, we will be prohibited, except in certain circumstances, from, among other things:

•	entering into any transaction resulting in acquisitions of a certain percentage of our assets, whether by merger or otherwise;

•	dissolving, merging, consolidating or liquidating;

•	undertaking or permitting any transaction relating to Xperi Inc. stock, including issuances, redemptions or repurchases other than certain, limited, permitted issuances and repurchases;

•	affecting the relative voting rights of Xperi Inc. stock, whether by amending Xperi Inc.’s certificate of incorporation or otherwise; or

•	ceasing to actively conduct our business.

These restrictions may significantly limit our ability to pursue certain strategic transactions or other transactions that we may believe to otherwise be in the best interests of our stockholders or that might increase the value of our business.

Following the separation and distribution we will need to provide or arrange for certain services to be provided that are currently provided by Xperi.

Following the separation and distribution, we will need to provide internally or obtain from unaffiliated third parties certain services we currently receive from Xperi. These services include finance, legal, insurance, compliance and human resources activities and certain shared third-party cloud services, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we currently receive from Xperi. In addition, if Adeia does not continue to perform effectively under the agreements entered into in connection with the separation, we may not be able to operate our business effectively and our profitability may decline. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

Neither the combined financial information of Xperi Product nor the unaudited pro forma condensed combined financial information is necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

The financial information of Xperi Product and the unaudited pro forma condensed combined financial information included herein may not reflect what our financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company comprised solely of Xperi’s product business during the periods presented or what our financial condition, results of operations and cash flows will be in the future when we are an independent company. This is primarily because:

•	The historical financial information of Xperi Product does not reflect the changes that we expect in connection with the separation and distribution.

•

The historical financial information of Xperi Product reflects the corporate allocation of expenses of Xperi, and is not necessarily representative of the costs we will incur for similar services as an independent company following the separation and distribution.

•

Our business has historically principally satisfied our working capital requirements and obtained capital for our general corporate purposes, including acquisitions and capital expenditures, as part of Xperi’s company-wide cash management practices. Although these practices have historically generated sufficient cash to finance the working capital and other cash requirements of our business, following the separation and distribution, we will no longer have access to cash generated by Adeia after the separation nor will our cash generating revenue streams mirror those of Xperi. We may therefore need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•

Currently, our business is operated under the umbrella of Xperi’s corporate organization, and prior to the Mergers portions of our business were integrated with the businesses of Pre-Merger Xperi and Pre-Merger TiVo. This integration permitted our business (or portions thereof) to enjoy economies of scope and scale in costs, employees, vendor relationships and customer relationships, both as part of the Xperi organization and within the Pre-Merger Xperi and Pre-Merger TiVo internal corporate structures. The loss of these economies of scope and scale could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•

Other significant changes may occur in our cost structure, management, financing and business operations as a result of the separation and distribution and our operating as a company separate from Xperi.

In addition, the unaudited pro forma condensed combined financial information included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove to be inaccurate, and accordingly, our unaudited pro forma condensed combined financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a standalone company during the time periods presented nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about the unaudited pro forma condensed combined financial statements, Xperi Product past financial performance and the basis of presentation of Xperi Product financial statements, see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Following the separation and distribution, we may not enjoy the same benefits of diversity, leverage and market reputation that we enjoyed as a part of Xperi.

Following the separation and distribution, we will hold Xperi’s product business, while our business (or portions thereof) has historically benefited from Xperi’s (and, prior to the Mergers, Pre-Merger Xperi’s and Pre-Merger TiVo’s) operating diversity and purchasing power as well as opportunities to pursue integrated strategies with

Xperi’s (and, prior to the Mergers, Pre-Merger Xperi’s and Pre-Merger TiVo’s) other businesses, including those businesses that form part of Xperi’s IP licensing business that will be allocated to Adeia in connection with the separation. Following the separation and distribution, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to the capital markets.

Additionally, following the separation and distribution, we may become more susceptible to market fluctuations and other adverse events than if we had remained part of the current Xperi organizational structure. As part of Xperi (and, prior to the Mergers, as part of Pre-Merger Xperi and Pre-Merger TiVo, as applicable), our business has been able to leverage the Xperi, Pre-Merger Xperi and Pre-Merger TiVo historical market reputation and performance as well as those businesses’ brand identities, which has allowed us to, among other things, recruit and retain key personnel to run our business. Following the separation and distribution, we may not enjoy the same historical market reputation as Xperi, Pre-Merger Xperi or Pre-Merger TiVo nor the same performance or brand identity, which may make it more difficult for us to recruit or retain such key personnel.

Our customers, prospective customers, suppliers, or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers, or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In connection with our separation we will assume, and indemnify Adeia for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, Adeia will assume, and indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities for which we will be allocated responsibility, and Adeia may not be able to satisfy their indemnification obligations in the future.

Pursuant to the separation and distribution agreement, the employee matters agreement and the tax matters agreement with Xperi, we will agree to assume, and indemnify Adeia for certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments, as discussed further in “Certain Relationships and Related Party Transactions.” Payments pursuant to these indemnities may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities allocated to Adeia, including those related to Xperi’s IP licensing business. Adeia will agree to indemnify us for such liabilities, but such indemnities may not be sufficient to protect us against the full amount of such liabilities. In addition, Adeia may not be able to fully satisfy their indemnification obligations. Even if we ultimately succeed in recovering from Adeia any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Additionally, we generally will assume and be responsible for the payment of our share of (i) certain liabilities of Xperi relating to, arising out of or resulting from certain general corporate matters of Xperi and (ii) certain separation expenses not otherwise allocated to Adeia (or allocated specifically to us) pursuant to the separation and distribution agreement, and third parties could seek to hold us responsible for Adeia’s share of any such liabilities. For more information, see the section entitled “Certain Relationships and Related Party Transactions” Adeia will indemnify us for their share of any such liabilities; however, such indemnities may not be sufficient to protect us against the full amount of such liabilities, and/or Adeia may not be able to fully satisfy their respective indemnification obligations. In addition, even if we ultimately succeed in recovering from Adeia any amounts for which we are held liable in excess of our agreed share, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Until the distribution occurs, Xperi has the sole discretion to change the terms of the distribution.

Until the distribution occurs, Xperi will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Xperi may decide at any time not to proceed with the distribution.

The business separation and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

Although we will receive a solvency opinion confirming that we and Adeia will each be adequately capitalized following the distribution, the separation could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. Any unpaid creditor could claim that Xperi did not receive fair consideration or reasonably equivalent value in the separation and distribution, and that the separation and distribution left Adeia insolvent or with unreasonably small capital or that Xperi intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the separation and distribution as a fraudulent transfer or impose substantial liabilities on us, which could adversely affect our financial condition and our results of operations. Among other things, the court could return some of our assets or your shares of Xperi Inc. common stock to Adeia, provide Adeia with a claim for money damages against us in an amount equal to the difference between the consideration received by Adeia and the fair market value of us at the time of the distribution, or require us to fund liabilities of other companies involved in the Internal Reorganization and Business Realignment for the benefit of creditors.

The distribution is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although the Xperi board of directors intends to make the distribution out of Xperi’s surplus and will receive an opinion that Xperi has adequate surplus under Delaware law to declare the dividend of Xperi Inc. common stock in connection with the distribution, there can be no assurance that a court will not later determine that some or all of the distribution was unlawful.

Xperi may compete with us.

Xperi, which will be renamed Adeia Inc. following the separation, will not be restricted from competing with us. If Xperi in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Xperi.

The agreements we will enter into with Xperi in connection with the separation, including the separation and distribution agreement, transition services agreement, employee matters agreement, tax matters agreement, data sharing agreement and cross business license agreement were prepared in the context of our separation from Xperi while we were still a wholly owned subsidiary of Xperi. Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Xperi. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Xperi and an unaffiliated third-party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Party Transactions.”

No vote of the Xperi shareholders is required in connection with this distribution. As a result, if the distribution occurs and shareholders do not want to receive our common stock in the distribution, the sole recourse of any shareholder will be to divest all ownership of such shareholder’s Xperi common stock prior to the record date or in the “regular-way” trading market during the period prior to the distribution.

No vote of the Xperi shareholders is required in connection with the distribution. Accordingly, if a shareholder does not want to receive our common stock in the distribution, the only recourse will be to divest all ownership of Xperi common stock prior to the record date for the distribution or in the “regular-way” trading market during the period prior to the distribution.

Risks Related to Ownership of our Common Stock

If we fail to maintain effective internal control over financial reporting, our ability to produce accurate financial statements could be impaired, which could increase our operating costs and affect our ability to operate our business.

As a public company, we will be subject to the reporting requirements of the Exchange Act (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of whichever market our securities primarily trade on, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more time- consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. Significant resources and management oversight will be required to maintain our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business, results of operations or financial condition. We expect to incur additional management time and cost to comply with the reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

In addition, if we identify areas for further attention or improvement, implementing any appropriate changes to our internal control over financial reporting may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant amount of time to complete. Xperi has in the past identified material weaknesses in its internal control over financial reporting relating to the design of controls related to the review of cash flow forecasts used in the valuation of intangible assets acquired in a business combination and the goodwill impairment analyses, and it concluded that its internal control over financial reporting was not effective as of December 31, 2020. Since identifying the material weaknesses, Xperi’s management, with oversight from its audit committee, developed and implemented a plan to remediate these material weaknesses. Xperi engaged a third-party firm that assisted it in evaluating Xperi’s historical processes through interviews with employees involved in those processes and review of the related work product for controls related to the valuation of intangible assets acquired in a business combination and goodwill impairment calculations. Xperi also conducted training and designed and implemented control activities over the review of the inputs and assumptions in cash flow forecasts. Xperi’s management completed its testing of the new control activities and determined that, as of December 31, 2021, these control activities had been in place for a sufficient period of time to conclude that the previously identified material weaknesses had been remediated. There is no guarantee that in the future we will be able to remediate any identified material weakness timely or at all, or in a cost-effective manner. If the remediation of any identified material weakness is not completed in a timely fashion, or at all, or if the plan is inadequate, there will be an increased risk that we may be unable to timely file future periodic reports with the SEC and that future financial statements could contain errors that will be undetected. The existence of any material weakness in our internal control over financial reporting could also affect our ability to obtain financing or could increase the cost of any such financing. Any such material weakness could also cause investors to lose confidence in the reliability of our financial statements and could result in a decline in the value of our common stock.

We cannot be certain that an active trading market for Xperi Inc. common stock will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

A public market for Xperi Inc. common stock does not currently exist. We expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as the trading day prior to the record date for the distribution, and we expect “regular-way” trading of Xperi Inc. common stock to begin on the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for Xperi Inc. common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of Xperi Inc. common stock may trade after the distribution.

Similarly, Xperi cannot predict the effect of the distribution on the trading prices of its common stock. Immediately following the distribution, you will own shares in both Adeia and Xperi Inc. We cannot predict the price at which Xperi Inc. common stock will trade after the distribution. After the distribution of the shares of Xperi Inc. common stock, the combined trading prices of Xperi Inc. common stock and Adeia common stock may not equal the “regular-way” trading price of a share of Xperi common stock immediately prior to the distributions of Xperi Inc. common stock. The price at which Xperi Inc. common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Xperi Inc. common stock will be determined in the public markets and may be influenced by many factors.

The market price of Xperi Inc. common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of Xperi’s current stockholders, causing a shift in our initial investor base, and Xperi Inc. common stock may not be included in some indices in which Xperi common stock is included, causing certain holders to be mandated to sell their shares of Xperi Inc. common stock;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover Xperi Inc. common stock after the distribution;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Xperi Inc. common stock.

A number of shares of Xperi Inc. common stock are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of shares of Xperi Inc. common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Xperi Inc. common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately 41,707,171 shares of Xperi Inc. common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of Xperi Inc. common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. In this regard, a portion of Xperi common stock is held by index funds tied to stock indices. If we are not included in these indices at the time of distribution, these index funds may be required to sell Xperi Inc. common stock.

We cannot guarantee the timing, amount or payment of dividends on Xperi Inc. common stock in the future.

There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends in the future. The declaration, payment and amount of any dividends will be subject to the sole discretion of our post-distribution board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will pay any dividends in the future. For more information, see the section entitled “Dividend Policy.”

Your percentage of ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers and employees.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Xperi Inc. common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Xperi Inc. common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of Xperi Inc. common stock. See the section entitled “Description of Our Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and bylaws, Delaware law and in the tax matters agreement may prevent or delay an acquisition of us, which could decrease the trading price of Xperi Inc. common stock.

Our amended and restated certificate of incorporation and bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. See the section entitled “Description of Our Capital Stock.”

In addition, following the distribution, we will be subject to Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Several of the agreements that we have entered into with Xperi require Xperi’s consent to any assignment by us of our rights and obligations, or a change of control of us, under the agreements. The consent rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See the sections entitled “Certain Relationships and Related Party Transactions” for a more detailed description of these agreements and provisions.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “U.S. Federal Income Tax Consequences of the Distribution.” Under the tax matters agreement, we would be required to indemnify Adeia for the tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of our stock, even if we did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We qualify as an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, we, unlike other public companies, will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden-parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We may to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

While we generally must comply with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2023, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an emerging growth company. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2027.

Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenue in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

For so long as we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials Xperi and we have filed or will file with the SEC contain, or will contain, forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, which may be identified by their use of words like “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “estimates” or other words of similar meaning. All statements other than statements about historical facts are statements that could be deemed forward-looking statements, including, but not limited to, statements that relate to our future revenue, product development, demand, acceptance and market share, growth rate, competitiveness, gross margins, levels of research, development and other related costs, expenditures, the outcome or effects of and expenses related to litigation and administrative proceedings related to our patents, our intent to enforce our intellectual property rights, tax expenses, cash flows, our ability to liquidate and recover the carrying value of our investments, our management’s plans and objectives for our current and future operations, the levels of customer spending or research and development activities, general economic conditions, the impact of the COVID-19 pandemic and related events, the impact of acquisitions on our financial condition and results of operations, the sufficiency of financial resources to support future operations and capital expenditures, and timing of, as well as expected benefits from, the separation of us from Xperi. Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our business, results of operations and financial condition. Some of the important factors that could cause our actual results to differ materially from those projected in any such forward-looking statements are:

•	impact of our dependence on a royalty and subscription-based business model;

•	effect of competition in the provision of entertainment offerings involving the distribution of digital content provided by third-party application providers through broadband;

•	failure to successfully develop and timely deliver innovative technologies and services in response to changes in our markets and industries;

•	failure to execute our strategies to pursue acquisitions and divestitures;

•	failure to protect and enforce our intellectual property rights, contract rights, and our confidential information;

•	failure to protect our brand from third-party infringement or to increase our brand awareness;

•	failure to further penetrate the streaming and downloadable content delivery markets and adapt our technologies for those markets;

•	effect of significant investments in new products and services that may not achieve technological feasibility or profitability or that may limit our growth;

•

impact of our dependence on third parties for metadata and content and the cooperation of Pay-TV service providers, television broadcasters, hardware manufacturers, data providers and delivery mechanisms;

•	effect of cybersecurity and stability risks, information technology system failures, and security breaches;

•	costs of complying with evolving regulatory requirements;

•	effect of volatility in our input costs;

•	our ability to retain and hire key personnel;

•	general economic and market developments and conditions;

•	failure to maintain effective internal control over financing reporting and to remediate any material weaknesses in our internal control over financial reporting;

•	unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, including Russia’s invasion of Ukraine, and natural disasters;

•	the extent to which the COVID-19 pandemic continues to have an adverse impact on our business, results of operations, and financial condition;

•	the impact of supply chain constraints on our customers; and

•	failure to realize the anticipated benefits of the Internal Reorganization and Business Realignment.

Additionally, there may be other risks and uncertainties that we are unable to currently identify or that we do not currently expect to have a material impact on our business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We disclaim and do not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION

Mergers

Xperi is a Delaware corporation that was formed in December 2019 under the name “XRAY-TWOLF Holdco Corporation” for the purpose of effecting the all-stock merger of equals transaction between Pre-Merger Xperi and Pre-Merger TiVo. On June 1, 2020, Pre-Merger Xperi and Pre-Merger TiVo each merged with wholly owned subsidiaries of Xperi and, as a result, became subsidiaries of Xperi.

Intended Separation and Distribution

Prior to the Mergers, Pre-Merger Xperi and Pre-Merger TiVo were each publicly traded companies that were listed on the Nasdaq Global Select Market, with Pre-Merger Xperi operating a global business that included a product licensing segment and a semiconductor and IP licensing segment, and Pre-Merger TiVo operating a global business that included a product segment and an IP licensing segment. In connection with the signing of the agreement and plan of merger for the Mergers (the “Merger Agreement”), Pre-Merger Xperi and Pre-Merger TiVo contemplated that, at some point following the Mergers, Xperi may pursue, subject to the approval of the Xperi board of directors and any required regulatory approvals, the separation of the combined company, Xperi, into two independent publicly traded companies—one for each of the combined company’s product and IP licensing businesses. Following the Mergers, Xperi announced its intention to pursue, subject to the approval of the Xperi board of directors and any required regulatory approvals, such separation.

Internal Reorganization and Business Realignment

In furtherance of Xperi’s planned separation into two independent, publicly traded companies, prior to but in connection with the separation and distribution, Xperi will undertake a series of internal reorganization transactions to align its respective businesses into two subgroups: product and IP licensing. Xperi has also formed a wholly owned subsidiary, Xperi Inc., to serve as a holding company for its product business. Following the distribution of Xperi Inc., Xperi, as the remaining company, will continue to hold its IP licensing business and will be renamed “Adeia Inc.”

This series of reorganization transactions, which we refer to as the “Internal Reorganization,” will involve the transfer or conveyance by Xperi of its assets and liabilities that are (i) aligned with Xperi’s product business to legal entities that will be subsidiaries of Xperi Inc. following the Business Realignment, and (ii) aligned with Xperi’s IP licensing business to legal entities that will be subsidiaries of Adeia following the Business Realignment.

Following the Internal Reorganization, Xperi will then transfer or convey between Xperi Inc. and legal entities that will be subsidiaries of Adeia all of the equity interests of the applicable subsidiaries such that, in addition to any assets and liabilities attributed to Xperi Inc. and Adeia pursuant to the separation and distribution agreement, Xperi Inc. will hold the assets and liabilities related to Xperi’s product business and the legal entities that will comprise Adeia will hold the assets and liabilities related to Xperi’s IP licensing business. These transfers and conveyances, which we refer to in this information statement as the “Business Realignment,” will include the transfer or conveyance of Xperi’s interests in the capital stock of, or any other equity interests in, the entities that are to be subsidiaries of Xperi Inc. to Xperi Inc. or the entities that are to be subsidiaries of Adeia to Adeia, as applicable.

Xperi’s product business will be transferred to Xperi Inc. and Xperi will contribute cash to Xperi Inc. for working capital purposes. The charts below depict the current structure of Xperi as well as the anticipated structures of Xperi Inc. and Adeia following the separation and distribution.

Current Structure

(1)	Xperi subsidiaries currently hold assets and liabilities relating to the IP licensing business and the product business of Xperi.

Structure following Internal Reorganization and Business Realignment (immediately prior to separation and distribution)

(1)	Xperi subsidiaries will hold assets and liabilities relating to the IP licensing business of Xperi.
(2)	Xperi Inc. subsidiaries will hold assets and liabilities relating to the product business of Xperi.

Ending Structure following the separation and distribution

(1)	Xperi shareholders will, immediately following the separation and distribution, hold shares in two publicly listed companies – Adeia and Xperi Inc.
(2)	Adeia (formerly known as Xperi Holding Corporation) subsidiaries will hold assets and liabilities relating to the IP licensing business of Xperi.
(3)	Xperi Inc. subsidiaries will hold assets and liabilities relating to the product business of Xperi.

For further information, see the section entitled “Certain Relationships and Related Party Transactions— Separation and Distribution Agreement.”

Background of the Distribution

Xperi is a holding company comprised of Pre-Merger Xperi and Pre-Merger TiVo. Xperi is a leading consumer and entertainment product/solutions licensing company and one of the industry’s largest intellectual property licensing platforms, with a diverse portfolio of media and semiconductor intellectual property and more than 11,000 patents and patent applications worldwide. Xperi invents, develops, and delivers technologies that enable extraordinary experiences. Xperi technologies, delivered via its brands (DTS, HD Radio, IMAX Enhanced, Invensas, TiVo), and by its subsidiary, Perceive, make entertainment more entertaining, and smart devices smarter. Xperi technologies are integrated into billions of consumer devices, media platforms, and semiconductors worldwide, driving increased value for partners, customers and consumers. Xperi shapes how millions of consumers access and experience entertainment content, and its innovations are found in billions of devices and hundreds of millions of interfaces around the globe. Headquartered in Silicon Valley with operations around the world, Xperi has approximately 2,100 employees and over 35 years of operating experience.

In connection with the signing of the Merger Agreement, Pre-Merger Xperi and Pre-Merger TiVo contemplated that, at some point following the Mergers, Xperi may pursue, subject to the approval of the Xperi board of directors and any required regulatory approvals, the separation of the combined company, Xperi, into two independent, publicly traded companies—one for each of the combined company’s product and IP licensing businesses. Following the Mergers, Xperi announced its intention to pursue, subject to the approval of the Xperi board of directors and any required regulatory approvals, such separation.

To effectuate Xperi’s plan to separate into two independent, publicly traded companies, Xperi expects to distribute Xperi Inc., which at the time of the distribution will hold Xperi’s product business. Following the distribution of Xperi Inc., Adeia is expected to hold the IP licensing business of Xperi. The separation of Xperi Inc. is expected to be completed on                 , 2022 through the distribution to Xperi’s stockholders of all the Xperi Inc. common stock.

Prior to these distributions, Xperi will undertake the Internal Reorganization and Business Realignment, as described in the section entitled “—Internal Reorganization and Business Realignment” and as contemplated by the separation and distribution agreement, which is further discussed in the section entitled “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement.” As a result of these transactions, at the time of the distribution, Xperi Inc. will hold the assets and liabilities associated with Xperi’s product business (in addition to any assets and liabilities allocated to Xperi Inc. pursuant to the separation and distribution agreement), and Adeia will continue to hold the assets and liabilities associated with Xperi’s IP licensing business (in addition to any assets and liabilities allocated to Adeia pursuant to the separation and distribution agreement).

The Xperi board of directors believes that creating two focused companies is the best way to drive value for all of Xperi’s stakeholders. They also believe that the separation of Xperi’s product and IP licensing businesses will better position both companies to capitalize on significant growth opportunities and focus their resources on their respective businesses and strategic priorities.

On                 , 2022, the Xperi board of directors approved the distribution of all the then-issued and outstanding shares of Xperi Inc. common stock to Xperi stockholders on the basis of four shares of Xperi Inc. common stock for every ten shares of Xperi common stock held at the close of business on the record date for the distribution. As a result of the distribution, Xperi Inc. will become an independent, publicly traded company. The distribution of Xperi Inc. common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution.” Xperi stockholders may also receive cash in lieu of any fractional shares of Xperi Inc. common stock that they would have received in the distribution. The distribution is intended to be generally tax-free to Xperi stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. Xperi stockholders will not be required to make any payment, surrender or exchange their Xperi common stock or take any other action to receive their shares of Xperi Inc. common stock in the distribution.

The Xperi board of directors has the discretion to abandon the intended distribution and to alter the terms of the distribution. As a result, we cannot provide any assurances that the distribution of Xperi Inc. common stock will be completed.

Reasons for the Separation and Distribution

Since the Mergers, the Xperi board of directors has met regularly to review Xperi’s businesses and has evaluated the strategic opportunities available to the combined company and its businesses. The Xperi board of directors believes that the separation of Xperi into two independent, publicly traded companies through the separation of its product and IP licensing businesses is the best available opportunity to unlock the value of Xperi. The Xperi board of directors has considered a wide variety of factors in evaluating the planned separation and distribution of Xperi Inc., including the risk that the distribution is abandoned and not completed. The Xperi board of directors believes that the potential benefits to Xperi stockholders of the separation of its two businesses into independent companies with their own distinctive business and capital structures and ability to focus on their respective specific growth plans will provide Xperi stockholders with certain opportunities and benefits not available to the combined company.

The Xperi board of directors believes that the separation of the product business from Xperi is in the best interests of Xperi and its stockholders. Among other things, the Xperi board of directors considered the following potential benefits of the separations and distributions:

•

Increased Management Focus on Core Business and Distinct Opportunities. The separation will enable the respective management teams to adopt strategies and pursue objectives specific to their respective businesses, and better focus on strengthening their respective core businesses and operations;

•

Improved Operational and Strategic Flexibility. The separation will permit each business to pursue its own business interests, operating priorities and strategies more effectively, and will enhance operational flexibility for both businesses, particularly in dealing with suppliers and customers;

•	Distinct Investment Profile. The separation will simplify how investors evaluate each business, streamline the investment profiles of both businesses and may enhance their marketability;

•	Focused Capital Allocation. The separation will eliminate existing competing priorities for capital allocation between Xperi’s product and IP licensing businesses; and

•	Better Talent Recruitment and Retention. The separation will improve access to talent by allowing each company to capitalize on their distinct cultures and recruitment strategies.

The Xperi board of directors also considered a number of potentially negative factors, including the loss of synergies and joint purchasing power from ceasing to operate as part of a larger, more diversified company, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, potential disruptions to the businesses and loss or dilution of brand identities, possible increased administrative costs and one-time separation costs, restrictions on each company’s ability to pursue certain opportunities that may have otherwise been available in order to preserve the tax-free nature of the distribution and certain related transactions for U.S. federal income tax purposes, the fact that each company will be less diversified than the current configuration of Xperi’s businesses prior to the separation and distribution, and the potential inability to realize the anticipated benefit of the separation and distribution.

The Xperi board of directors concluded that the potential benefits of pursuing the separation and distribution outweighed the potential negative factors in connection therewith. Neither Xperi nor we can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For more information see the section entitled “Risk Factors.”

The Xperi board of directors also considered these potential benefits and potentially negative factors in light of the risk that the distribution is abandoned or otherwise not completed, resulting in Xperi not separating into two independent, publicly traded companies. The Xperi board of directors believes that the potential benefits to Xperi stockholders discussed above apply to the separation and distribution of each of the intended two businesses and that the creation of each independent company, with its distinctive business and capital structure and ability to focus on its specific growth plan, will provide Xperi stockholders with greater long-term value than retaining one investment in the combined company.

In view of the wide variety of factors considered in connection with the evaluation of the separation and distribution and the complexity of these matters, the Xperi board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Xperi board of directors may have given different weights to different factors.

History of Xperi Inc. Prior to the Distribution

As part of Xperi’s plan to separate its product business, on April 17, 2019, Pre-Merger TiVo formed TiVo Product HoldCo LLC, a Delaware limited liability company. On August 8, 2022, TiVo Product HoldCo LLC was converted into TiVo Product HoldCo Corporation, a Delaware corporation. On August 15, 2022, TiVo Product HoldCo Corporation was renamed Xperi Inc. Xperi Inc. is a direct, wholly owned subsidiary of Xperi. In connection with the separation and distribution, Xperi plans to transfer the assets and liabilities of the product business not currently held by Xperi Inc., to Xperi Inc. (see the sections entitled “—Internal Reorganization and Business Realignment” and “Certain Relationships and Related Party Transactions”). Xperi will then complete the separation through a distribution of Xperi Inc. common stock by way of a pro rata dividend to Xperi stockholders as of the record date. Following the separation and distribution, Xperi Inc. will be a separate company and the remaining company, Adeia, will not retain any ownership interest in Xperi Inc. As a result of the Internal Reorganization and Business Realignment, at the time of the distribution, Xperi Inc. will hold, among certain other assets and liabilities, the product business of Xperi (in addition to any assets and liabilities allocated to it pursuant to the separation and distribution agreement).

The Number of Shares of Xperi Inc. Common Stock You Will Receive

For every ten shares of Xperi common stock that you own at the close of business on                  , 2022, the record date, you will receive four shares of Xperi Inc. common stock on the distribution date. Xperi will not distribute any fractional shares of Xperi Inc. common stock. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such stockholder would otherwise have been entitled to receive) to each stockholder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Xperi or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Neither we nor Xperi will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts received in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See the section entitled “U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the U.S. federal income tax consequences of the distribution. If you are a registered holder of Xperi common stock, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Xperi common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will be responsible for transmitting to you your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, subject to the satisfaction or waiver of certain conditions, the distribution of Xperi Inc. common stock is expected to occur on                 , 2022, the distribution date, to all holders of outstanding Xperi common stock on the record date. Computershare will serve as the distribution agent in connection with the distribution, and Computershare will serve as the transfer agent and registrar for the Xperi Inc. common stock. Xperi stockholders may receive cash in lieu of any fractional shares of Xperi Inc. common stock which they would have been entitled to receive.

If you own Xperi common stock as of the close of business on the record date, the shares of Xperi Inc. common stock that you are entitled to receive in the distribution will be issued to you electronically, as of the distribution date, in direct registration or book-entry form. If you are a registered holder, the distribution agent will credit the whole shares of Xperi Inc. common stock you receive in the distribution to a book-entry account with our transfer agent on or shortly following the distribution date. Approximately two weeks after the distribution date, the distribution agent will mail you a direct registration account statement that reflects the shares of Xperi Inc. common stock that have been registered in book-entry form in your name as well as a check reflecting any cash you are entitled to receive in lieu of fractional shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution.

Most Xperi stockholders own their shares beneficially through a bank, broker or other nominee. In such cases, the bank, broker or other nominee would be said to hold the shares in “street name” and the shares of Xperi Inc. common stock you are entitled to receive in the distribution will be issued electronically to your bank or broker and your ownership would be recorded on the bank or brokerage firm’s books. If you hold your Xperi common stock through a bank, broker or other nominee, your bank or brokerage firm will credit your account for the shares of Xperi Inc. common stock that you are entitled to receive in the distribution, and will be responsible for transmitting to you any cash in lieu of fractional shares you are entitled to receive. If you have any questions concerning the mechanics of the distribution and you hold your shares of Xperi in street name, please contact your bank or brokerage firm.

If you sell your Xperi common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will be selling your right to receive shares of Xperi Inc. common stock in the distribution.

Transferability of Shares You Receive

The shares of Xperi Inc. common stock distributed to Xperi stockholders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by Xperi Inc. affiliates will be subject to resale restrictions under the Securities Act. Xperi Inc. affiliates will be permitted to sell shares of Xperi Inc. common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Treatment of Equity Based Compensation

The employee matters agreement will provide for the treatment of outstanding equity awards of Xperi in connection with the separation. Except for the 2022 PSUs and Key RSU Awards (each as defined below), it is expected that all outstanding Xperi equity awards held by Xperi employees and non-employee directors will be converted into adjusted awards of both Adeia and Xperi Inc., with the Xperi Inc. awards issued pursuant to one or more equity incentive plans that we will establish. The awards will be adjusted based on the following principles:

•	For each award, the intent is to maintain the economic value of those awards before and after the separation date;

•

Other than performance-based restricted stock units granted by Xperi in 2022 (“2022 PSUs”) and time-based restricted stock units granted by Xperi in 2022 to certain executives (the “Key RSU Awards”), the equity awards will be converted into adjusted awards of both Adeia and Xperi Inc. subject to the same terms and conditions in effect prior to the separation; and

•

With respect to the 2022 PSUs and Key RSU Awards, each holder’s equity award will be concentrated in his or her employer, such that Adeia employees will hold only Adeia equity awards after the separation, and Xperi Inc. employees will hold only Xperi Inc. awards after the separation.

The following table provides additional information regarding each type of Xperi equity award:

Type of Award	Treatment at Separation
Stock Options	Xperi stock option awards will be converted into two separate option awards, an adjusted option to purchase Adeia common stock and an option to purchase Xperi Inc. common stock, with such awards subject to adjustments to maintain economic value.

Time-Based Restricted Stock Units other than the Key RSU Awards (“RSUs”)	Holders of Xperi RSUs will retain such Xperi RSUs and also receive an RSU relating to Xperi Inc. common stock in respect of each Xperi RSU held.

Performance-Based Restricted Stock Units other than the 2022 PSU (“PSUs”)	Holders of Xperi PSUs will retain such Xperi PSUs and also receive a PSU relating to Xperi Inc. common stock in respect of each Xperi PSU held.

2022 PSUs	Holders of 2022 PSUs who are Adeia employees following the separation will retain such 2022 PSUs and holders of 2022 PSUs who are Xperi Inc. employees following the separation will receive a PSU relating to Xperi Inc. common stock in exchange for each Xperi PSU held, with such awards adjusted to maintain economic value and subject to adjusted performance criteria.

Key RSU Awards	Holders of Key RSU Awards (all of whom will be Adeia employees following the separation) will retain such Key RSU Awards, subject to adjustments to maintain economic value.

Treatment of Employee Stock Purchase Plan

In connection with our separation from Xperi, the administrator of the Xperi ESPP will (a) suspend payroll deductions and other contributions by all employees (including future Adeia employees and future Xperi Inc. employees) immediately following the exercise date under the Xperi ESPP that occurs on August 31, 2022; (b) terminate the participation of future Xperi Inc. employees in the Xperi ESPP effective no later than immediately prior to the separation; and (c) resume payroll deductions and other contributions by Adeia employees on December 1, 2022 or such other date as determined by the administrator of the Xperi ESPP. Prior to the separation, we will adopt an employee stock purchase plan in a form substantially similar to the Xperi ESPP and our employees will be eligible to participate in the new employee stock purchase plan effective no later than December 1, 2022 or such other date as we may determine.

Results of the Distribution

After our separation from Xperi, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined by Xperi at the close of business on the record date for the distribution based on the distribution ratio. The distribution will not affect the number of outstanding shares of Xperi common stock, which will now reflect ownership of Adeia, or any rights of Xperi stockholders. Xperi will not distribute any fractional shares of Xperi Inc. common stock.

We will enter into the separation and distribution agreement with Xperi to effect the separation and provide a framework for our relationship with Adeia after the separation and distribution. In connection with the separation and distribution, we will also enter into various other agreements with Xperi, including a tax matters agreement, an employee matters agreement, a cross business license agreement, data sharing agreement and transition services agreement. These agreements will collectively provide for the attribution between us and Adeia of the assets, liabilities and obligations of Xperi and its subsidiaries (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Xperi and will govern certain relationships between us and Adeia. There will be no restrictions on Adeia from establishing operations in entertainment-related products or services or on Xperi Inc. from establishing operations in IP licensing activities after the separation and distribution. For a more detailed description of these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Market for Xperi Inc. Common Stock

There is currently no public trading market for Xperi Inc. common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “XPER.” We have not and will not set the initial price of Xperi Inc. common stock. The initial price will be established by the public markets.

Xperi Inc. cannot predict the price at which its common stock will trade after the distribution. The combined trading prices, after the distribution, of the shares of Xperi Inc. common stock that each Xperi stockholder will receive in the distribution and the shares of Xperi common stock held at the record date may not equal the “regular-way” trading price of a share of Xperi common stock immediately prior to the distribution. The price at which Xperi Inc. common stock trades may fluctuate significantly, particularly until an orderly public trading market develops. Trading prices for Xperi Inc. common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Ownership of our Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing through the last trading day prior to the distribution date, Xperi expects that there will be two markets in Xperi common stock: a “regular-way” market and an “ex-distribution” market. Shares of Xperi common stock that trade on the “regular-way” market will trade with an entitlement to receive the shares of Xperi Inc. common stock distributed pursuant to the separation. Shares of Xperi common stock that trade on the “ex-distribution” market will trade without an entitlement to receive the Xperi Inc. common stock distributed pursuant to the distribution. Therefore, if you sell Xperi common stock in the “regular-way” market on or prior to the last trading day prior to the distribution date, you will be selling your right to receive Xperi Inc. common stock in the distribution. If you own Xperi common stock at the close of business on the record date and sell those shares on the “ex-distribution” market on or prior to the last trading day prior to the distribution date, you will receive the shares of Xperi Inc. common stock that you are entitled to receive pursuant to your ownership of Xperi common stock as of the record date.

Furthermore, we anticipate that trading in Xperi Inc. common stock will begin on a “when-issued” basis as early as the trading day prior to the record date for the distribution and will continue through the last trading day prior to the distribution date. “When-issued” trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. The “when-issued” trading market will be a market for Xperi Inc. common stock that will be distributed to holders of Xperi common stock on the distribution date. If you owned Xperi common stock at the close of business on the record date, you would be entitled to Xperi Inc. common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Xperi Inc. common stock, without the Xperi common stock you own, on the “when-issued” market. We anticipate that trading on a “when-issued” basis will continue through the last trading day prior to the distribution date. At the open of trading on the distribution date, “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on                 , 2022, the distribution date; provided that, among other conditions described in this information statement, the following conditions shall have been satisfied:

•

the SEC having declared effective the Form 10 under the Exchange Act, no stop order relating to the Form 10 being in effect, no proceedings seeking such a stop order being pending before or threatened by the SEC and this information statement having been distributed to Xperi stockholders;

•	the listing of Xperi Inc. common stock on the New York Stock Exchange having been approved, subject to official notice of issuance;

•

the Xperi board of directors having received an opinion from Kroll, LLC to the effect that, following the distribution, we and Xperi will each be solvent and adequately capitalized, and that Xperi has adequate surplus under Delaware law to declare the dividend of Xperi Inc. common stock;

•	the Internal Reorganization and Business Realignment as they relate to us having been effectuated prior to the distribution date;

•

the Xperi board of directors having declared the dividend of Xperi Inc. common stock to effect the distribution and having approved the distribution and all related transactions, which approval may be given or withheld in the board’s absolute and sole discretion (and such declaration or approval not having been withdrawn);

•

Xperi having elected the individuals to be members of our board of directors following the distribution, and certain directors as set forth in the separation and distribution agreement having resigned from the Xperi board of directors;

•	each of us and Xperi and each of our or its applicable subsidiaries having entered into all ancillary agreements to which it and/or such subsidiary is contemplated to be a party;

•

no events or developments having occurred or existing that make it inadvisable to effect the distribution or that would result in the distribution and related transactions not being in the best interest of Xperi or its stockholders;

•

no order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, shall be pending, threatened, issued or in effect; and

•	the receipt by Xperi of the Tax Opinion.

The fulfillment of the foregoing conditions does not create any obligations on Xperi’s part to effect the distribution, and the Xperi board of directors has the ability, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date.

Regulatory Approvals

We must complete the necessary registration under U.S. federal securities laws of Xperi Inc. common stock, as well as the applicable listing requirements of the New York Stock Exchange for such shares.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

Xperi stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to Xperi stockholders who will receive shares of Xperi Inc. common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Xperi. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither Xperi nor we undertake any obligation to update the information except in the normal course of Xperi’s and our public disclosure obligations and practices.

Financial Statement Presentation

This information statement generally describes Xperi Inc. as if the Internal Reorganization, Business Realignment and separation and distribution have already been completed and Xperi Inc. holds the product business of Xperi that it will hold at the time of the distribution. Accordingly, this information statement includes an unaudited pro forma condensed combined balance sheet for Xperi Product as well as unaudited pro forma condensed combined statements of operations for Xperi Product, which present our financial position and results of operations to give effect to the Internal Reorganization, the Business Realignment, the separation and distribution, described under “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and should not be viewed as an indication of current or future results of operations, financial position or cash flows as if Xperi Inc. had been a separate, standalone company holding Xperi’s product business on the financial statement date or during the periods presented. For further information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

This information statement also includes certain historical combined financial information related to, and discusses the results of operations, financial condition and business of, Xperi Inc. For example, the historical combined financial statements incorporated by reference herein reflect Xperi Product business as it has been conducted prior to the Internal Reorganization, Business Realignment and separation and distribution. These combined financial statements reflect the business of Xperi Product, which exclude those portions of Xperi’s IP licensing business that will ultimately remain with Adeia. Xperi Product financial information and results are not necessarily representative of the financial results that we would have achieved as a separate, publicly traded company holding Xperi’s product business nor indicative of the results we expect for any future period. This information statement does not reflect Xperi Product as it will be comprised at the time of the separation and distribution. For further information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On April 17, 2019, Pre-Merger TiVo formed TiVo Product HoldCo LLC, a Delaware limited liability company. On August 8, 2022, TiVo Product HoldCo LLC was converted into TiVo Product HoldCo Corporation, a Delaware corporation. On August 15, 2022, TiVo Product HoldCo Corporation was renamed Xperi Inc. is a direct, wholly owned subsidiary of Xperi. Xperi Inc. has engaged in no business operations to date and has no assets or liabilities of any kind, other than those incident to its formation.

DIVIDEND POLICY

We intend to either pay no cash dividend or a nominal cash dividend depending on our capital allocation needs and discussions with our board of directors.

CAPITALIZATION

The following table sets forth Xperi Inc.’s cash and cash equivalents and capitalization as of June 30, 2022, on a historical and on a pro forma basis giving effect to the Business Realignment, the Internal Reorganization, the separation and distribution and $50 million of debt incurred in connection with the Vewd Acquisition described under “Unaudited Pro Forma Condensed Combined Financial Information,” as if they occurred on June 30, 2022. The historical cash and cash equivalents and capitalization for Xperi Inc. are derived from the condensed combined financial statements of Xperi Product and accompanying notes included in this Form 10. Explanations for the pro forma adjustments can be found under “Unaudited Pro Forma Condensed Combined Financial Information.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes of Xperi Product incorporated by reference herein and filed as Exhibit 99.2 to the Form 10 of which this information statement forms a part.

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on June 30, 2022 and is not necessarily indicative of our future capitalization or financial condition.

	As of June 30, 2022
($ in thousands)	Historical	Pro Forma
Cash and cash equivalents	$133,257	$200,000

Capitalization
Indebtedness
Long-term debt	—	50,000

	—	50,000
Equity:
Net Parent investment	1,029,487	—
Common Stock	—	42
Additional paid-in-capital	—	1,111,959
Accumulated other comprehensive loss	(4,125)	(4,125)
Noncontrolling interests	(11,015)	(11,015)

Total Parent invested equity	1,014,347	1,096,861

Total capitalization	$1,014,347	$1,146,861

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information presented below consists of unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 and an unaudited pro forma condensed combined balance sheet as of June 30, 2022. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical combined financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The unaudited pro forma condensed combined statements of operations derived from our historical unaudited condensed combined statement of operations for the six months ended June 30, 2022, and our historical audited combined statement of operations for the year ended December 31, 2021 have been prepared to give effect to the Internal Reorganization, Business Realignment, separation and distribution and $50 million of debt incurred in connection with the Vewd Acquisition, described below, as if these events had occurred or became effective as of January 1, 2021, the beginning of our most recently completed fiscal year. The unaudited pro forma condensed combined balance sheet has been prepared to give effect to the Internal Reorganization, Business Realignment, separation and distribution and $50 million of debt incurred in connection with the Vewd Acquisition, described below, as if these events had occurred or became effective as of June 30, 2022.

The following unaudited pro forma condensed combined financial statements give effect to the Internal Reorganization, Business Realignment and separation and distribution in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X. The unaudited pro forma condensed combined financial information presented below has been derived from our historical audited combined financial statements incorporated by reference into in this information statement and does not purport to represent what our financial position and results of operations would have been had the Internal Reorganization, Business Realignment, separation and distribution and $50 million of debt incurred in connection with the Vewd Acquisition occurred on the dates indicated and is not necessarily indicative of our future financial position and future results of operations. The pro forma adjustments as described in the accompanying notes are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change as additional information becomes available and analyses are performed.

Xperi Holding Corporation did not account for us as, and we were not operated as, an independent, publicly traded company for the periods presented. The unaudited pro forma condensed combined financial information has been prepared to include transaction accounting and autonomous entity adjustments in accordance with Article 11 of Regulation S-X to reflect the financial condition and results of operations as if we were a separate stand-alone entity.

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) necessary for an illustrative understanding of Xperi Inc. upon consummation of the separation and distribution. The unaudited pro forma condensed combined financial information has been adjusted to give effect to the following:

•

The contribution by Xperi Holding Corporation to us of all the assets and liabilities that comprise the Xperi Inc. business in our historical audited combined financial statements, in each case, pursuant to the separation and distribution agreement;

•	The anticipated post-separation capital structure, including the contribution of approximately $66.7 million of cash from Xperi Holding Corporation;

•

The impact of, and transactions contemplated by, the separation and distribution agreement and various other agreements with Xperi, including a tax matters agreement, an employee matters agreement, a cross business license agreement, a transition service agreement and a data sharing agreement;

•

The tax-free distribution, for U.S. federal income tax purposes, of shares of our common stock to Xperi Holding Corporation shareholders, based on the distribution of four shares of our common stock for every ten shares of Xperi Holding Corporation common stock outstanding as of the record date for the distribution, and the resulting redesignation of Xperi Holding Corporation’s historical net investment as common stock and additional paid-in capital; and

•

The $50 million of debt incurred in connection with the closing of the Vewd Acquisition on July 1, 2022. Vewd focuses on enabling the transition to over-the-top media by developing software solutions spanning client to cloud to deliver content to customers. The purchase price was approximately $109 million, subject to customary closing adjustments. Cash consideration was transferred by Xperi Holding Corporation on behalf of Xperi Inc. in addition to the senior promissory note to consummate the acquisition. Based on prior acquisitions, we expect to identify and recognize intangible assets such as developed technology and customer contracts and related relationships, which we estimate will be approximately 50% of the total purchase price, with estimated useful lives ranging from 5 to 6 years, and goodwill in connection with the acquisition. Given the timing of the transaction, the purchase price allocation has not yet been completed and we believe it is impractical to do so as of the date of this information statement, therefore, we have not reflected the acquisition and related purchase accounting adjustments in these unaudited condensed combined pro forma financial statements. The acquisition was not significant under Rule 3-05 of Regulation S-X.

To operate as an independent, publicly traded company, we expect to incur costs to replace certain services historically provided to us by Xperi Holding Corporation. The significant assumptions involved in determining our estimates of the costs of being an independent, publicly traded company include, but are not limited to, costs to perform financial reporting, tax, corporate governance, treasury, legal, internal audit and investor relations activities; compensation expense, including equity-based awards, and benefits; and incremental third-party costs with respect to insurance, audit services, tax services, employee benefits and legal services. The operating expenses reported in our historical combined statements of operations include allocations of certain Xperi Holding Corporation costs. These costs include allocation of Xperi Holding Corporation corporate costs that benefit us, including corporate governance, executive management, finance, legal, information technology, human resources, and other general and administrative costs. Certain factors could impact these stand-alone public company costs, including the finalization of our staffing and infrastructure needs.

All transaction related expenses have or will be paid by Xperi and therefore no such expenses are reflected in the unaudited pro forma condensed combined financial information of Xperi Inc.

Additionally, we have provided management adjustments that we believe are necessary to enhance the understanding of the pro forma effects of the Internal Reorganization, Business Realignment and separation and distribution.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

($ in thousands)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Other Adjustments	Notes		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$133,257	$66,743	(A)	$—		$—			$200,000
Accounts receivable, net	79,606	—		—		—			79,606
Unbilled contracts receivable, net	46,487	—		—		—			46,487
Other current assets	30,690	—		—		—			30,690

Total current assets	290,040	66,743		—		—			356,783

Long-term unbilled contracts receivable	3,217	—		—		—			3,217
Property and equipment, net	53,573	—		—		—			53,573
Operating lease right-of-use assets	54,919	—		—		—			54,919
Intangible assets, net	241,583	17,294	(B)	—		50,000	(F	)	308,877
Goodwill	536,441	—		—		—			536,441
Other assets	27,939	—		—		—			27,939

Total assets	$1,207,712	$84,037		$—		$50,000			$1,341,749

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$11,197	$—		$—		$—			$11,197
Accrued liabilities	73,920	1,523	(C)	—					75,443
Deferred revenue	27,163	—		—		—			27,163

Total current liabilities	112,280	1,523		—		—			113,803
Long-term deferred tax liabilities	15,135	—		—		—			15,135
Long-term debt	—	—		—		50,000	(F	)	50,000
Deferred revenue, less current portion	19,237	—		—		—			19,237
Noncurrent operating lease liabilities	42,571	—		—		—			42,571
Other long-term liabilities	4,142	—		—		—			4,142

Total liabilities	193,365	1,523		—		50,000			244,888

Equity:
Net Parent company investment	1,029,487	(1,029,487)	(D)	—		—			—
Common stock	—	42	(D)	—		—			42
Additional paid-in capital	—	1,111,959	(E)	—		—			1,111,959
Accumulated other comprehensive loss	(4,125)	—		—		—			(4,125)
Noncontrolling interest	(11,015)	—		—		—			(11,015)

Total equity	1,014,347	82,514		—		—			1,096,861

Total liabilities and equity	$1,207,712	$84,037		$—		$50,000			$1,341,749

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2022

($ and shares in thousands except par value)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes		Other Adjustments	Notes		Pro Forma
Revenue	$245,092	$—		$—			$—			$245,092
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	54,286	—		—			—			54,286
Research and development	101,572	(255)	(G)	—			—			101,317
Selling, general and administrative	100,193			(510)	(J	)	—			99,683
Depreciation expense	10,707	—		—			—			10,707
Amortization expense	29,553	1,092	(H)	—			—			30,645

Total operating expenses	296,311	837		(510)			—			296,638

Operating loss	(51,219)	(837)		510			—			(51,546)
Interest Expense							(1,500)	(K	)	(1,500)
Other income and expense, net	226	—		—						226

Loss before taxes	(50,993)	(837)		510			(1,500)			(52,820)
Provision for (benefit from) income taxes	10,475	(201)	(I)	122	(I	)	(360)	(I	)	10,036

Net loss	(61,468)	(636)		388			(1,140)			(62,856)

Less: Net loss attributable to noncontrolling interest	(1,816)	—		—			—			(1,816)

Net loss attributable to Xperi Inc.	$(59,652)	$(636)		$388			$(1,140)			$(61,040)

Basic and diluted loss per share (Note L)										$(1.46)
Weighted average shares, basic and diluted (Note L)										41,707,171

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

($ and shares in thousands except par value)	Historical	Transaction Accounting Adjustments	Notes		Autonomous Entity Adjustments	Notes		Other Adjustments	Notes		Pro Forma
Revenue	$486,483	$—			$—			$—			$486,483
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	125,626	—									125,626
Research and development	194,869	(510)	(G	)	—			—			194,359
Selling, general and administrative	199,921				(1,020)	(J	)	—			198,901
Depreciation expense	22,584	—			—			—			22,584
Amortization expense	105,311	2,185	(H	)	—			—			107,496

Total operating expenses	648,311	1,675			(1,020)			—			648,966

Operating loss	(161,828)	(1,675)			1,020			—			(162,483)
Interest expense								(3,000)	(K	)	(3,000)
Other income and expense, net	1,590	—			—			—			1,590

Loss before taxes	(160,238)	(1,675)			1,020			(3,000)			(163,893)
Provision for (benefit from) income taxes	18,840	(402)	(I	)	245	(I	)	(720)	(I	)	17,963

Net loss	(179,078)	(1,273)			775			(2,280)			(181,856)

Less: Net loss attributable to noncontrolling interest	(3,456)	—			—			—			(3,456)

Net loss attributable to Xperi Inc.	$(175,622)	$(1,273)			$775			$(2,280)			$(178,400)

Basic and diluted loss per share (Note L)											$(4.28)
Weighted average shares, basic and diluted (Note L)											41,707,171

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 includes the following pro forma adjustments:

Transaction Accounting Adjustments:

(A)

Reflects the capital contribution of approximately $66.7 million in cash paid to Xperi Inc. from Xperi Holding Corporation in connection with the Internal Reorganization and Business Realignment, separation and distribution as of June 30, 2022.

(B)

Reflects patent assets, in the amount of $17.3 million, being transferred from Xperi Holding Corporation to Xperi Inc., in connection with the Internal Reorganization. While the patent assets are being transferred at fair value, they are recorded in the unaudited condensed combined pro forma balance sheet at their carryover basis, and therefore the value is not necessarily reflective of the fair value of the patent assets, individually or in total, nor can the fair value be ascertained on a per asset basis.

(C)

In connection with the separation, Xperi Holding Corporation will transfer compensation related liabilities of $1.5 million for corporate employees transferred to Xperi Inc. for which the full accrual will be paid by Xperi Inc. when it comes due.

(D)

Represents the reclassification of Xperi Holding Corporation’s net investment in Xperi Inc. to common stock and additional paid-in capital to reflect the number of shares of Xperi Inc. common stock expected to be outstanding at the distribution date. Reflects the issuance of 41,707,171 shares of our common stock with a par value of $0.001 per share pursuant to the Separation and Distribution Agreement. We have assumed the number of outstanding shares of our common stock based on 104,267,929 shares of Xperi common stock outstanding on August 1, 2022, and assuming a distribution of 100% of our common stock to Xperi’s stockholders and a distribution ratio of four shares of our common stock for every ten shares of Xperi common stock. The actual number of shares issued will not be known until the record date for the distribution.

(E)	The additional paid-in-capital adjustments are summarized below:

($ in thousands)
Cash and cash equivalents (A)	$66,743
Intangible assets, net (B)	17,294
Accrued liabilities (C)	(1,523)
Net Parent company investment (D)	1,029,487
Common stock (D)	(42)

Additional paid-in-capital	$1,111,959

Other Adjustments

(F)

Reflects the senior unsecured promissory note issued by TiVo Product Holdco LLC on July 1, 2022 in connection with financing the consideration paid for the Vewd Acquisition. The promissory note bears an interest rate of 6.0% per annum, payable on a quarterly basis. The interest rate might be adjusted in connection with the separation and distribution. See the section entitled “Description of Material Indebtedness” for more information. Given the timing of the transaction, the purchase price allocation has not yet been completed.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 include the following pro forma adjustments:

Transaction Accounting Adjustments:

(G)

Reflects the net patent prosecution costs associated with the transferred intangible assets from Xperi Holding Corporation to Xperi Inc., offset by the transfer of intangible assets from Xperi Inc. to Xperi Holding Corporation, both in connection with the Internal Reorganization.

(H)	Reflects the amortization expense associated with the transferred intangible assets from Xperi Holding Corporation to Xperi Inc. in connection with the Internal Reorganization.

(I)

Reflects the tax effects of the unaudited pro forma adjustments calculated at the statutory rate of 24% based on the statutory rate for the respective jurisdiction. Management believes the statutory tax rate provides a reasonable basis for the pro forma adjustment. However, the effective tax rate of Xperi Inc. could be significantly different depending on actual operating results by jurisdiction and the application of enacted tax law to those specific results.

Autonomous Entity Adjustments:

(J)	Reflects the reimbursement of general and administrative expense associated with post separation services provided by Xperi Inc. to Adeia post separation.

Other Adjustments

(K)	Reflects the estimated interest expense associated with the issuance of the promissory note in connection with the Vewd Acquisition, which bears an interest rate of 6.0% per annum.

Earnings (Loss) Per Share:

(L)

The numbers of Xperi Inc. shares used to compute basic and diluted earnings per share for the six months ended June 30, 2022 and for the year ended December 31, 2021 are based on the number of shares of Xperi Inc. common stock which are expected to be outstanding upon completion of the distribution. We have assumed the number of outstanding shares of common stock based on the number of Xperi Inc. common shares outstanding at August 1, 2022, assuming the anticipated distribution ratio of four shares of Xperi Inc. common stock for every ten shares of Xperi Holding Corporation common stock outstanding. Diluted weighted-average pro forma shares is the same as basic weighted-average pro forma shares because the potentially dilutive equity plans to purchase additional shares were not assumed to have been exercised if their effect is anti-dilutive.

The adjustments shown in the tables below include those that management deems necessary to enhance the understanding of the pro forma effects of the Internal Reorganization, Business Realignment and separation and distribution. The following discussion contains forward-looking statements that reflect the plans, estimates and beliefs of management. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Following the separation, Xperi Inc. expects to incur costs as a standalone public company in connection with certain of its corporate functions including, but not limited to, marketing and other general and administrative functions, that are incremental to Xperi Inc.’s corporate and shared costs allocated in the historical combined financial statements. Xperi Inc. performed a budget assessment of the resources and associated costs required to function as a stand-alone company. This assessment was performed consistently across all functions. The “corporate support functions personnel-based” adjustments presented in the tables below represent incremental expenses for personnel and stock-based compensation related to executive officers and other employees, who were considered shared as part of corporate allocations in the historical combined financial statements but will be employees of Xperi Inc. after the separation. The “corporate support functions non-personnel-based” adjustments presented in the tables below represent costs associated with outside services, legal, marketing, and investor relations fees and were determined by estimating third-party spend in each function.

Xperi Inc. benefits from shared corporate expenses as a segment within Xperi Holding Corporation. In order to operate as a standalone public company, Xperi Inc. expects to incur higher expenses than the prior shared allocation due to dis-synergies. The adjustments below show these dis-synergies, which are represented by higher costs of $20.4 million for the year ended December 31, 2021 and $10.2 million for the six months ended June 30, 2022. Management also expects certain expenses to be lower than the prior shared allocation, resulting in synergies of $1.0 million and $0.5 million for the year ended December 31, 2021 and the six months ended June 30, 2022, respectively.

The tax effect of the management adjustments noted in the table below has been determined by applying the respective statutory tax rates to the aforementioned adjustments in jurisdictions where valuation allowances were not required.

Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the Internal Reorganization, Business Realignment and separation and distribution, and that these adjustments reflect all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. The additional expenses have been estimated based on assumptions that Xperi Inc.’s management believes are reasonable. However, actual additional costs could be different from the estimates, and would depend on several factors, including economic environment and strategic decisions made in areas such as separation, selling and marketing, research and development, information technology and infrastructure. Xperi Inc. may increase or reduce investments, expenses, or resources in the future that are not included in management adjustments below.

The tables below set forth each management adjustment in forms of synergies and dis-synergies for the periods presented.

For the Six Months Ended June 30, 2022	Net loss attributable to Xperi Inc.*	Basic and diluted loss per share	Weighted average shares
($ in thousands except share and per share amounts)
Pro Forma*	$(61,040)	$(1.46)	41,707,171
Management adjustments
Synergies
Corporate support functions personnel-based (1)	214
Corporate support functions non-personnel-based (2)	293
Dis-synergies
Corporate support functions personnel-based (3)	(7,096)
Corporate support functions non-personnel-based (4)	(3,112)

Total Management adjustments	(9,701)

Tax effect	2,328

Pro forma net loss after management adjustments	$(68,413)	$(1.64)	41,707,171

*	As shown in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022.
(1)	Represents primarily general and administrative expenses related to financial planning.
(2)	Represents primarily facilities costs.
(3)	Represents primarily general and administrative expenses, selling and corporate marketing expenses, and stock-based compensation expense.
(4)	Represents costs associated with outside services, equipment, materials and supplies, investor relations costs, depreciation, facilities and insurance costs.

For the Year Ended December 31, 2021	Net loss attributable to Xperi Inc.*	Basic and diluted loss per share	Weighted average shares
($ in thousands except share and per share amounts)
Pro Forma*	$(178,400)	$(4.28)	41,707,171
Management adjustments
Synergies
Corporate support functions personnel-based (1)	428
Corporate support functions non-personnel-based (2)	586
Dis-synergies
Corporate support functions personnel-based (3)	(14,191)
Corporate support functions non-personnel-based (4)	(6,224)

Total Management adjustments	(19,401)

Tax effect	4,656

Pro forma net loss after management adjustments	$(193,145)	$(4.63)	41,707,171

*	As shown in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.
(1)	Represents primarily general and administrative expenses related to financial planning.
(2)	Represents primarily facilities costs.
(3)	Represents primarily general and administrative expenses, selling and corporate marketing expenses, and stock-based compensation expense.
(4)	Represents costs associated with outside services, equipment, materials and supplies, investor relations costs, depreciation, facilities and insurance costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following in conjunction with the sections in this information statements entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and Distribution,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Business” and “Certain Relationships and Related Party Transactions” as well as the combined financial statements of Xperi Product and accompanying notes for the years ended December 31, 2021, 2020 and 2019, and the unaudited condensed combined financial statements of Xperi Product for the three and six months ended June 30, 2022 and 2021, the audited combined financial statements of TiVo Product for the year ended December 31, 2019, and the unaudited condensed financial statements of TiVo Product for the three months ended March 31, 2020 and 2019, filed as Exhibits 99.2, 99.3 and 99.4, respectively, to the Form 10 of which this information statement forms a part.

The management’s discussion and analysis of Xperi Inc.’s historical financial condition and results of operations presented below is that of the product segment of Historical Xperi. The following refers to and should be read in conjunction with the combined financial statements and accompanying notes, which are incorporated by reference herein and filed as Exhibit 99.2 to the Form 10, of which this information statement forms a part. This management’s discussion and analysis has been included to help provide an understanding of Xperi Inc.’s financial condition, changes in financial condition and results of operations.

The combined financial information and results of operations that are discussed in this section relate to Xperi Inc., without giving effect to the Internal Reorganization and Business Realignment that will occur in connection with the separation and distribution. The discussion in this section does not reflect Xperi Inc. as it will be constituted following the separation as a separate, publicly traded company holding Xperi’s product business. As a result, the discussion does not necessarily reflect the expected financial position, results of operations and cash flows of Xperi Inc. following the separation or what Xperi Inc.’s financial position, results of operations and cash flows would have been had Xperi Inc. been an independent, publicly traded company during the periods presented. See the section entitled “The Separation and Distribution” and “Certain Relationships and Related Party Transactions” for a discussion of the Internal Reorganization and Business Realignment, and the separation and distribution.

The following discussion may contain forward-looking statements that reflect the plans, estimates and beliefs of Historical Xperi. The words “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “estimates” or other words of similar meaning and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements.

Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “Business” and “Cautionary Statement Concerning Forward-Looking Statements.” We disclaim and do not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

Key Metrics

In evaluating our financial condition and operating performance, we focus on revenue and cash flow from operations.

For the quarter ended June 30, 2022 as compared to the quarter ended June 30, 2021:

•

Total revenue increased by $5.8 million, or 4.8%, from $120.4 million to $126.2 million. The change was primarily due to the settlement of a contract dispute with a large mobile imaging customer partially offset by a decrease in revenue from consumer hardware and legacy guides within the PayTV market vertical and a one-time benefit to revenue in the second quarter of 2021 from a Stream 4K customer within the Media Platform market vertical.

For the six months ended June 30, 2022 as compared to the six months ended June 30, 2021:

•

Total revenue increased by $1.1 million, or 0.4%, from $244.0 million to $245.1 million. The change was primarily due to increased revenue from the settlement of a contract dispute with a large mobile imaging customer, partially offset by significant settlement of past royalties from a customer in the first quarter of 2021, and due to continued supply chain constraints that impacted our customers’ shipment volumes in our Connected Car and Consumer Electronics product categories.

•	Net cash from operating activities decreased modestly by $1.5 million.

For the year ended December 31, 2021 as compared to the year December 31, 2020:

•

Total revenue increased by $110.4 million, or 29%, from $376.1 million to $486.5 million. The first five months of TiVo revenue in 2020, which was pre-acquisition, thus excluded in the 2020 financial statements, was roughly $130 million. This TiVo revenue increase was offset by COVID-19 impacts in 2021.

•	Net cash from operating activities decreased by $0.3 million, or 1.4%, from a net cash outflow of $23.8 million to a net cash outflow of $23.5 million.

For the year ended December 31, 2020 as compared to the year December 31, 2019:

•

Total revenue increased by $178.0 million, or 90%, from $198.1 million to $376.1 million. The increase was primarily due to the inclusion of $193.9 million in revenue from TiVo Product operations following the Mergers. This increase was partially offset by a decrease in royalty revenue from existing licensing agreements, due primarily to a decline in our product sales, driven by declines in automotive sales as a result of supply chain disruptions from the COVID-19 pandemic.

•

Net cash from operating activities decreased by $48.5 million, or 196%, from a net cash inflow of $24.7 million to a net cash outflow of $23.8 million. The decrease was primarily due to merger related transaction costs of $15.2 million, severance and retention costs of $12.3 million, as well as net cash outflows from timing of settlement of receivables, accounts payable and accruals totaling $15.9 million in 2020 as compared to 2019.

Business Overview

Following the closing of Pre-Merger Xperi merger with Pre-Merger TiVo in 2020, the new parent company following the merger, Xperi, announced plans to separate into two independent publicly traded companies, one comprising its intellectual property licensing business and one comprising its product business. The separation is intended to take the form of a tax-free spin-off to Xperi’s stockholders of 100% of the shares of its product-related business, which will be renamed Xperi Inc. In connection with the separation, Xperi will be renamed and continue as Adeia. In connection with the distribution of Xperi Inc., Adeia is expected to change its stock symbol to “ADEA.” The separation is subject to certain conditions, including, among others, obtaining final approval from Xperi’s board of directors, receipt of an opinion confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Xperi and its shareholders for U.S. federal income tax purposes and the U.S. Securities and Exchange Commission declaring the effectiveness of the registration statement of which this information statement forms a part.

On December 18, 2019, Xperi entered into an Agreement and Plan of Merger and Reorganization with Pre-Merger TiVo to combine in an all-stock merger of equals transaction. Immediately following the consummation of the Mergers on June 1, 2020, Xperi Holding Corporation, a Delaware corporation founded in December 2019 under the name “XRAY-TWOLF HoldCo Corporation” became the parent company of both Pre- Merger Xperi and Pre-Merger TiVo. See “Note 9 – Business Combinations” of our combined financial statements incorporated by reference into this information statement for a more detailed description of the Mergers.

Xperi was determined to be the accounting acquirer in the Mergers. As a result, the historical financial statements of Xperi for periods prior to the Mergers are considered to be the historical financial statements of Xperi Holding Corporation. As used herein, “Parent” refers to Pre-Merger Xperi when referring to periods prior to June 1, 2020, and to Xperi Holding Corporation when referring to periods subsequent to June 1, 2020.

On August 8, 2022, TiVo Product HoldCo LLC was converted into TiVo Product HoldCo Corporation, a Delaware corporation. On August 15, 2022, TiVo Product HoldCo Corporation was renamed Xperi Inc. Xperi Inc. is a direct, wholly owned subsidiary of Xperi.

Xperi Inc. has a portfolio of software and technology that addresses one of the biggest consumer trends in entertainment today – the massive proliferation of content and the rapidly changing habits for how consumers are finding, watching and enjoying entertainment. We create extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it in a way that is more intelligent, immersive and personal. Powering smart devices, connected cars, entertainment experiences and more, we’ve created a unified ecosystem that reaches highly engaged consumers, uncovering significant new business opportunities, now and in the future. We offer consumers a unique and seamless end-to-end entertainment experience, from choice to consumption, in the home, in the car and on-the-go. Additionally, through our technology solutions, we can offer our customers and partners additional ways to monetize that consumption. Lastly, we offer automotive original equipment manufacturers (“OEMs”) in-cabin monitoring solutions that enhance safety within the car. We group our business into four categories based on the products delivered and customers served: Pay-TV, Consumer Electronics, Connected Car, and Media Platform. Headquartered in Silicon Valley with operations around the world, we have approximately 2,100 employees and more than 35 years of operating experience.

Basis of Presentation

Our combined financial statements were prepared in connection with the Internal Reorganization, Business Realignment and separation and distribution and on a “carve-out” basis from the consolidated financial statements and accounting records of our Parent as if we had operated on a standalone basis during the periods presented and were prepared in accordance with U.S. GAAP. The accounting policies used to derive our combined financial statements amounts are the same as those used by our Parent. As a direct ownership relationship did not exist among all the various legal entities comprising the product business, Net Parent company investment in us is shown in lieu of stockholders’ equity in the combined financial statements.

Our combined balance sheets include Parent assets and liabilities that are specifically identifiable or otherwise attributable to us, including subsidiaries in which our Parent has a controlling financial interest. In the fourth quarter of 2018, we funded a new subsidiary, Perceive, which was created to focus on delivering edge inference solutions. As of June 30, 2022, we owned approximately 80.0% of Perceive. The operating results of Perceive have been included in our combined financial statements since the fourth quarter of 2018.

We are dependent on Parent for all our working capital and financing requirements as our Parent uses a centralized approach to cash management and financing our operations. Financial transactions relating to our Parent and us are accounted for through the Net Parent company investment on the combined balance sheets. Accordingly, none of Parent’s cash and cash equivalents have been allocated to our Company for any of the periods presented, unless those balances were directly attributable to us. We reflect transfers of cash to and from Parent’s cash management system as a component of Net Parent company investment on the combined balance sheets. Parent’s long-term debt has not been attributed to us for any of the periods presented because Parent’s borrowings are not our legal obligation.

Our combined statements of operations and comprehensive loss reflect allocations of general corporate expenses from our Parent, including, but not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount or other measures as determined appropriate. Our management and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to us. The allocations may not, however, reflect the expenses our company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if we had been a standalone company would depend on several factors, such as the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

Our Parent maintains various benefit and stock-based compensation plans at a corporate level. Our employees participate in those programs and a portion of the cost of those plans is included in our combined financial statements. Our combined balance sheets and combined statements of equity do not include any benefit plan obligations, or any equity related to stock-based compensation plans. See “Note 12—Stock-Based Compensation Expense” of our combined financial statements incorporated by reference into this information statement for a description of the accounting for stock-based compensation.

Our fiscal year ends on December 31. We employ a calendar month-end reporting period for our quarterly reporting.

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Our historical results are included as a part of the Parent’s financial statements which are filed with the SEC. As a result, we track the effective dates and adopt all guidance applicable to us consistent with the manner that the Parent tracks and adopts all applicable guidance. However, we intend to adopt future standards at the appropriate date for emerging growth companies once we are established as a stand-alone company. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

The audited combined financial statements of TiVo Product for the year ended December 31, 2019 and the unaudited combined financial statements of TiVo Product for the three months ended March 31, 2020 and 2019 have been derived from the consolidated financial statements and accounting records of TiVo Corporation as if TiVo Product operated on a standalone basis during the periods presented and were prepared in accordance with U.S. GAAP.

The combined statements of operations of TiVo Product reflect allocations of general corporate expenses from Pre-Merger TiVo, including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Pre-Merger TiVo management considered these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, TiVo Product. The allocations may not, however, reflect the expense TiVo Product would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if TiVo Product had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

The combined balance sheets of TiVo Product include TiVo assets and liabilities that are specifically identifiable or otherwise attributable to TiVo Product, including subsidiaries and affiliates in which TiVo has a controlling financial interest. TiVo Product was dependent on TiVo for all its working capital and financing requirements as TiVo used a centralized approach to cash management and financing its operations. Financial transactions relating to TiVo Product were accounted for through the TiVo parent company investment on the combined balance sheets. Accordingly, none of TiVo’s cash, cash equivalents or investments have been assigned to TiVo Product for any of the periods presented, unless those balances were directly attributable to TiVo Product. TiVo Product reflects transfers of cash to and from TiVo’s cash management system as a component of TiVo parent company investment on the combined balance sheets. TiVo’s long-term debt was not attributed to TiVo Product for any of the periods presented because TiVo’s borrowings were not the legal obligation of TiVo Product.

The COVID-19 Pandemic Impact

The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business. The impact to date has included periods of significant volatility in markets we serve, in particular the automotive and broad consumer electronics markets. Additionally, the pandemic has caused some challenges and delays in acquiring new customers and executing license renewals. These factors have negatively impacted our financial condition and results of operations, and may result in an impairment of our long-lived assets, including goodwill, increased credit losses and impairments of investments in other companies.

Our operations and those of our customers have also been negatively impacted by certain trends arising from the COVID-19 pandemic, including labor market constraints, shortage of semiconductor components and manufacturing capacities, and delays in shipments, product development and product launches. Moreover, the COVID-19 pandemic, its related impact, and United States federal, state and foreign government policies enacted to combat the pandemic have contributed to a recent rise of inflation that may increase the cost of our operations and reduce demand for our products and services and those of our customers, which may adversely affect our financial performance.

Our per-unit and variable-fee based revenue will continue to be susceptible to the volatility, labor shortages, supply chain disruptions, microchip shortages, and potential market downturns precipitated by the COVID-19 pandemic.

The impact of the pandemic on our overall results of operations remains uncertain for the foreseeable future. Further discussion of the potential impacts on our business from the COVID-19 pandemic is provided under the section entitled “Risk Factors.”

Results of Operations

Significant events occurred over the past two years that affect the comparability of our financial statements. On June 1, 2020, we completed the Mergers with Pre-Merger TiVo, and as a result we incurred significant one-time expenses in 2020 such as transaction related costs (e.g., bankers fees, legal fees, consultant fees), lease impairment charges due to facilities consolidation, and severance and retention costs (including stock-based compensation expense resulting from the contractually required acceleration of equity instruments for departing executives). Additionally, our amortization expense increased significantly due to the valuation of Pre-Merger TiVo’s intangible assets recorded as a result of the Mergers.

We derive the majority of our revenue from licensing our technology to customers. These arrangements are summarized below based on how the technology is delivered to customers: License arrangements and Technology Solutions arrangements. For License arrangements, the customer obtains rights to the technology delivered at the commencement of the agreement. For Technology Solutions arrangements, the customer receives access to a platform, media or data that includes frequent updates, where access to such updates is critical to the functionality of the technology. The timing of when performance obligations are satisfied, as well as the fee arrangements underlying each agreement, determine when revenue is recognized.

License Arrangements

We license our audio, digital radio and imaging technology to CE manufacturers, automotive manufacturers or their supply chain partners.

We generally recognize royalty revenue from licenses based on units shipped or manufactured. Revenue is recognized in the period in which the customer’s sales or production are estimated to have occurred. This may result in an adjustment to revenue when actual sales or production are subsequently reported by the customer, generally in the month or quarter following sales or production. Estimating customers’ quarterly royalties prior to receiving the royalty reports requires us to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue we report on a quarterly basis.

Certain customers enter into fixed fee or minimum guarantee agreements, whereby customers pay a fixed fee for the right to incorporate our technology in the customer’s products over the license term. In arrangements with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. We generally recognize the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license, net of the effect of any significant financing components calculated using customer-specific, risk-adjusted lending rates, with the related interest income being recognized over time on an effective rate basis. For minimum guarantee agreements where the customer exceeds the minimum, we recognize revenue relating to any additional per-unit fees in the periods we believe the customer will exceed the minimum and adjust the revenue based on actual usage once that is reported by the customer.

Technology Solutions Arrangements

For Technology Solutions, we provide on-going media or data delivery, hosting and access to its platform, and software updates. For these solutions, we generally receive fees on a per-subscriber per-month basis or as a fixed fee, and revenue is recognized during the month in which the solutions are provided to the customer. For most of the Technology Solutions offerings, substantially all functionality is obtained through our continuous hosting and/or updating of the data and content. In these instances, we typically have a single performance obligation related to these ongoing activities in the underlying arrangement. For those arrangements that include multiple performance obligations, we allocate the consideration in accordance with the allocation of transaction price principle and recognize revenue for each distinct performance obligation when control of the promised goods or services is transferred to the customer.

We also generate revenue from non-recurring engineering (“NRE”) services, advertising, and hardware products, each of which was less than 5% of total revenue for all periods presented.

Management Discussion of Results of Operations of Xperi Product for the Three and Six Months ended June 30, 2022 and June 30, 2021, filed as Exhibit 99.2

The following table sets forth our historical operating results (in thousands) for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$126,203	$120,426	$245,092	$244,008
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	26,879	26,484	54,286	55,682
Research and development	51,372	46,425	101,572	94,397
Selling, general and administrative	50,341	50,171	100,193	101,978
Depreciation expense	5,144	5,206	10,707	10,572
Amortization expense	14,760	27,742	29,553	55,437

Total operating expenses	148,496	156,028	296,311	318,066

Operating loss	(22,293)	(35,602)	(51,219)	(74,058)
Other income and expense, net	(290)	150	226	368

Loss before taxes	(22,583)	(35,452)	(50,993)	(73,690)
Provision for income taxes	8,395	1,879	10,475	5,328

Net loss	(30,978)	(37,331)	(61,468)	(79,018)

Less: Net loss attributable to noncontrolling interest	(848)	(755)	(1,816)	(1,516)

Net loss attributable to Xperi Inc.	$(30,130)	$(36,576)	$(59,652)	$(77,502)

The following table sets forth our historical operating results for the periods presented (indicated as a percentage of revenue):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	21	22	22	23
Research and development	41	39	41	39
Selling, general and administrative	40	42	41	42
Depreciation expense	4	4	4	4
Amortization expense	12	23	12	23

Total operating expenses	118	130	121	130

Operating loss	(18)	(30)	(21)	(30)
Other income and expense, net	0	0	0	0

Loss before taxes	(18)	(29)	(21)	(30)
Provision for income taxes	7	2	4	2

Net loss	(25)	(31)	(25)	(32)

Less: Net loss attributable to noncontrolling interest	(1)	(1)	(1)	(1)

Net loss attributable to Xperi Inc.	(24)%	(30)%	(24)%	(32)%

Revenue

The following table sets forth our revenue (in thousands, except for percentages) for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
	2022	2021	Increase	% Change
Total revenue	$126,203	$120,426	$5,777	4.8%

The $5.8 million or 4.8% increase in total revenue for the three months ended June 30, 2022, compared to the prior year, was primarily due to the settlement of a contract dispute with a large mobile imaging customer partially offset by a decrease in revenue from consumer hardware and legacy guides within the PayTV market vertical and a one-time benefit to revenue in the second quarter of 2021 from a Stream 4K customer within the Media Platform market vertical.

The following table sets forth our revenue (in thousands, except for percentages) for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021	Increase	% Change
Total revenue	$245,092	$244,008	$1,084	0.4%

The $1.1 million or 0.4% increase in total revenue for the six months ended June 30, 2022, compared to the prior year, was primarily due to increased revenue from the settlement of a contract dispute with a large mobile imaging customer partially offset by significant settlement of past royalties from a customer in the first quarter of 2021, and to continued supply chain constraints that impacted our customers’ shipment volumes in our Connected Car and Consumer Electronics product categories.

The following table sets forth our revenue percentages by product categories for the three and six months ended June 30, 2022 and June 30, 2021:

	Three Months Ended June 30,
	2022	2021
Pay-TV	48%	56%
Consumer Electronics	31	19
Connected Car	17	19
Media Platform	4	6

Total revenue	100%	100%

	Six Months Ended June 30,
	2022	2021
Pay-TV	51%	54%
Consumer Electronics	28	22
Connected Car	17	19
Media Platform	4	5

Total revenue	100%	100%

We use four product categories for our revenue, each of which has unique characteristics from a growth perspective. Pay-TV, which is the largest product category, has been experiencing the impact of cord cutting on legacy electronic program guides, partially offset by growth from Internet-Protocol Television (“IPTV”) solutions. This trend is expected to continue. The Consumer Electronics category has recently been impacted by pandemic-related supply chain constraints but is expected to experience single-digit growth over time as market conditions improve and new technologies are adopted in the market. Within the Connected Car category, revenue has also been impacted by supply chain constraints that have resulted in fewer cars being shipped, but the category is also expected to grow over time from improvement in supply chain constraints and the adoption of our AutoSense and AutoStage technologies. The Media Platform category, which is currently the smallest product category, has recently been growing, and is expected to experience significant growth in the future as we monetize the installed base of our newer TV OS platform and related solutions.

Cost of Revenue, Excluding Depreciation and Amortization of Intangible Assets

Cost of revenue, excluding depreciation and amortization of intangible assets consists primarily of employee-related costs, royalties paid to third parties, maintenance costs and an allocation of facilities costs, service center and other expenses related to providing Pay-TV and platform solutions, NRE services and our metadata offering, as well as all product-related costs associated primarily with TiVo-enabled devices.

Cost of revenue, excluding depreciation and amortization of intangible assets, is relatively flat for the three months ended June 30, 2022 at $26.9 million, as compared to $26.5 million for the three months ended June 30, 2021.

Cost of revenue, excluding depreciation and amortization of intangible assets, for the six months ended June 30, 2022 was $54.3 million, as compared to $55.7 million for the six months ended June 30, 2021, a decrease of $1.4 million primarily due to inventory reserves recorded in the six months ended June 30, 2021.

Research and Development

Research and development (“R&D expense”) is comprised primarily of employee-related costs, stock-based compensation expense, engineering consulting expenses associated with new product and technology development, product commercialization, quality assurance and testing costs, as well as costs related to information technology, patent applications and examinations, materials, supplies and allocation of facilities costs. All R&D expense is expensed as incurred.

R&D expense for the three months ended June 30, 2022 was $51.4 million as compared to $46.4 million for the three months ended June 30, 2021, an increase of $5.0 million. The increase was primarily due to increased hiring of employees, primarily due to the MobiTV Acquisition in May 2021, as well as increased bonus expense driven by expected higher bonus percentage attainment.

R&D expense for the six months ended June 30, 2022 was $101.6 million as compared to $94.4 million for the six months ended June 30, 2021, an increase of $7.2 million. The increase was primarily due to increased hiring of employees, primarily due to the MobiTV Acquisition in May 2021, as well as increased bonus expense driven by expected higher bonus percentage attainment.

Selling, General and Administrative

Selling expenses consist primarily of compensation and related costs for sales and marketing personnel engaged in sales and licensee support, reverse engineering personnel and services, marketing programs, public relations, promotional materials, travel, trade show expenses, and stock-based compensation expense. General and administrative expenses consist primarily of compensation and related costs for general management, information technology, finance personnel, legal fees and expenses, facilities costs, stock-based compensation expense, and professional services. Our general and administrative expenses, other than facilities-related expenses, are not allocated to other expense line items.

Selling, general and administrative expenses (“SG&A expenses”) for the three months ended June 30, 2022, were $50.3 million, as compared to $50.2 million for the three months ended June 30, 2021, an increase of $0.1 million. The increase was due to increased bonus expense driven by expected higher bonus percentage attainment, partially offset by lower marketing and advertising costs and lower bad debt expense.

Selling, general and administrative expenses (“SG&A expenses”) for the six months ended June 30, 2022, were $100.2 million, as compared to $102.0 million for the six months ended June 30, 2021, a decrease of $1.8 million. The decrease was primarily due to less marketing and advertising expenses as well as lower bad debt expenses.

Depreciation Expense

Depreciation expense was $5.1 million for the three months ended June 30, 2022, relatively flat as compared to $5.2 million for the three months ended June 30, 2021, a decrease of $0.1 million.

Depreciation expense was $10.7 million for the six months ended June 30, 2022, relatively flat as compared to $10.6 million for the six months ended June 30, 2021.

Amortization Expense

Amortization expense for the three months ended June 30, 2022 was $14.8 million, as compared to $27.7 million for the three months ended June 30, 2021, a decrease of $12.9 million. The decrease was due to certain intangible assets becoming fully amortized in late 2021.

Amortization expense for the six months ended June 30, 2022 was $29.6 million, as compared to $55.4 million for the six months ended June 30, 2021, a decrease of $25.8 million. The decrease was due to certain intangible assets becoming fully amortized in late 2021.

As a result of the Mergers, we anticipate that amortization expenses will continue to be a significant expense since we acquired approximately $266.3 million of intangible assets which will be amortized over the next several years. See “Note 8— Goodwill and Identified Intangible Assets” of our combined financial statements incorporated by reference into this information statement for additional information.

Stock-based Compensation Expense

The following table sets forth our stock-based compensation expense (in thousands) for the three months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30,
	2022	2021
Cost of revenue	$773	$529
Research and development	5,681	4,353
Selling, general and administrative	4,085	3,446

Total stock-based compensation expense	$10,539	$8,328

Stock-based compensation awards include restricted stock awards and units, employee stock plan purchases and employee stock options. The increase in stock-based compensation for the three months ended June 30, 2022, compared to the prior year, was primarily a result of MobiTV acquisition related headcount increases which increased the associated expenses.

The following table sets forth our stock-based compensation expense (in thousands) for the six months ended June 30, 2022 and 2021 (in thousands):

	Six Months Ended June 30
	2022	2021
Cost of revenue	$1,398	$852
Research and development	10,780	8,204
Selling, general and administrative	6,998	7,188

Total stock-based compensation expense	$19,176	$16,244

Stock-based compensation awards include restricted stock awards and units, employee stock plan purchases and employee stock options. The increase in stock-based compensation for the six months ended June 30, 2022, compared to the prior year, was primarily a result of increased headcount which increased the associated expenses.

Provision for Income Taxes

For the three months ended June 30, 2022, we recorded an income tax expense of $8.4 million on a pretax loss of $(22.6) million, which resulted in an effective tax rate of (37.2)%. The income tax expense was primarily related to foreign withholding taxes and foreign income tax expense.

For the six months ended June 30, 2022, we recorded an income tax expense of $10.5 million on a pretax loss of $(51.0) million, which resulted in an effective tax rate of (20.5)%. The income tax expense was primarily related to foreign withholding taxes and foreign income tax expense.

For the three months ended June 30, 2021, we recorded an income tax expense of $1.9 million on a pretax loss of $(35.5) million, which resulted in an effective tax rate of (5.3)%. The income tax expense was primarily related to foreign withholding taxes.

For the six months ended June 30, 2021, we recorded an income tax expense of $5.3 million on a pretax loss of $(73.7) million, which resulted in an effective tax rate of (7.2)%. The income tax expense was primarily related to foreign withholding taxes.

At June 30, 2022, our 2017 through 2021 tax years are generally open and subject to potential examination in one or more jurisdictions. Our earlier tax years are also open in certain jurisdictions which are currently subject to examination. In addition, in the U.S., any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of our net deferred tax assets, we determined that it was unlikely that we would realize our federal, certain state and certain foreign deferred tax assets given the substantial amount of tax attributes that will remain unutilized to offset reversing deferred tax liabilities. We intend to continue maintaining a full valuation allowance on our federal deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain federal deferred tax assets and a decrease to income tax expense for the period the release is recorded. The exact timing and amount of the valuation allowance release depends on the level of profitability that we are able to achieve.

Management Discussion of Results of Operations of Xperi Product for the Years Ended December 31, 2021, 2020 and 2019, Filed as Exhibit 99.2

The following table sets forth our historical operating results (in thousands) for the periods presented:

	Years Ended December 31,
	2021	2020	2019
Revenue	$486,483	$376,101	$198,124
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	125,626	77,788	7,786
Research and development	194,869	163,407	94,627
Selling, general and administrative	199,921	172,594	91,408
Depreciation expense	22,584	16,666	5,666
Amortization expense	105,311	98,209	88,074

Total operating expenses	648,311	528,664	287,561

Operating loss	(161,828)	(152,563)	(89,437)
Other income and expense, net	1,590	1,535	1,012

Loss before taxes	(160,238)	(151,028)	(88,425)
Provision for (benefit from) income taxes	18,840	(9,735)	(6,054)

Net loss	(179,078)	(141,293)	(82,371)

Less: Net loss attributable to noncontrolling interest	(3,456)	(2,966)	(1,503)

Net loss attributable to Xperi Product	$(175,622)	$(138,327)	$(80,868)

The following table sets forth our historical operating results for the periods presented (indicated as a percentage of revenue):

	Years Ended December 31,
	2021	2020	2019
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	26	21	4
Research and development	40	43	48
Selling, general and administrative	41	46	46
Depreciation expense	4	5	3
Amortization expense	22	26	44

Total operating expenses	133	141	145
Operating loss	(33)	(41)	(45)
Other income and expense, net	0	0	1
Loss before taxes	(33)	(41)	(44)
Provision for (benefit) from income taxes	4	(3)	(3)
Net loss	(37)	(38)	(41)

Less: Net loss attributable to noncontrolling interest	1	1	1

Net loss attributable to Xperi Product	(36)%	(37)%	(40)%

Revenue

The following table sets forth our revenue (in thousands, except for percentages) for the periods presented:

	Years Ended December 31,
	2021	2020	Increase	% Change
Total revenue	$486,483	$376,101	$110,382	29%

The $110.4 million or 29% increase in total revenue for the year ended December 31, 2021, compared to the prior year, was primarily due to the inclusion of a full year of revenue from TiVo Product operations following the Mergers. TiVo Product revenue accounted for $119.8 million of the increase and the inclusion of MobiTV accounted for $7.2 million which was partially offset by a decrease in royalty revenue from existing licensing agreements, due primarily to a decline in our product sales, driven by declines in automotive sales as a result of supply chain disruptions from the COVID-19 pandemic.

	Years Ended December 31,
	2020	2019	Increase	% Change
Total revenue	$376,101	$198,124	$177,977	90%

The $178.0 million or 90% increase in total revenue for the year ended December 31, 2020, compared to the prior year, was primarily due to the inclusion of $193.9 million in revenue from TiVo Product operations following the Mergers. The increase in revenue was partially offset by a decrease in royalty revenue from existing licensing agreements, due primarily to a decline in our product sales, driven by declines in automotive sales as a result of supply chain disruptions from the COVID-19 pandemic.

The following table sets forth revenue percentages by product categories for the periods presented:

	Years Ended December 31,
	2021	2020	2019
Pay-TV	54%	44%	0%
Consumer Electronics	21	30	59
Connected Car	18	21	41
Media Platform	7	5	0

Total revenue	100%	100%	100%

The revenue percentages by product category for the years ended December 31, 2021, 2020 and 2019 are not comparable due to the effects of the Mergers consummated on June 1, 2020.

Cost of Revenue, Excluding Depreciation and Amortization of Intangible Assets

Cost of revenue, excluding depreciation and amortization of intangible assets consists primarily of employee- related costs, royalties paid to third parties, maintenance costs and an allocation of facilities costs, service center and other expenses related to providing Pay-TV and platform solutions, NRE services and our metadata offering, as well as all product-related costs associated primarily with TiVo-enabled devices.

Cost of revenue, excluding depreciation and amortization of intangible assets, for the year ended December 31, 2021 was $125.6 million, as compared to $77.8 million for the year ended December 31, 2020, an increase of $47.8 million. The increase was primarily due to the inclusion of a full year of cost of revenue from TiVo Product operations following the Mergers. An increase of $26 million related to a full year inclusion of cost of revenue hardware, while the remainder of the increase related to a full year inclusion of TiVo cost of revenue personnel costs and facility costs.

Cost of revenue, excluding depreciation and amortization of intangible assets, for the year ended December 31, 2020 was $77.8 million, as compared to $7.8 million for the year ended December 31, 2019, an increase of $70.0 million. The increase was primarily due to the inclusion of TiVo Product expenses of $68.6 million following the Mergers, related to service center and other expenses associated with providing Pay-TV and platform solutions, costs of non-recurring engineering services and all product-related costs including third-party manufacturing costs, warranty and fulfillment costs.

Research and Development Expense

Research and development expense (“R&D expense”) is comprised primarily of employee-related costs, stock-based compensation expense, engineering consulting expenses associated with new product and technology development, product commercialization, quality assurance and testing costs, as well as costs related to information technology, patent applications and examinations, materials, supplies and allocation of facilities costs. All R&D expense is expensed as incurred.

R&D expense for the year ended December 31, 2021 was $194.9 million as compared to $163.4 million for the year ended December 31, 2020, an increase of $31.5 million. The increase was primarily due to the inclusion of a full year of R&D expense from TiVo Product operations following the Mergers, as well as employees hired in connection with the acquisition of certain assets of MobiTV on May 31, 2021. The TiVo Product related employees accounted for an increase of $40.5 million which was partially offset by a decrease in personnel-related costs resulting from cost synergies implemented subsequent to the Mergers.

R&D expense for the year ended December 31, 2020 was $163.4 million as compared to $94.6 million for the year ended December 31, 2019, an increase of $68.8 million. The increase was due to the inclusion of $61.7 million of R&D expenses from TiVo Product following the Mergers, increased headcount and personnel costs of $2.1 million in Perceive, and retention and severance charges of $2.9 million incurred in connection with consolidating and optimizing post-merger operations.

We believe that a significant level of R&D expense will be required for us to remain competitive in the future. We also anticipate that R&D expense will increase in 2022 when compared to 2021 due primarily to including a full year of the expenses related to the acquisition of MobiTV assets in our combined results and increased investments in Stream OS and Connected Car.

Selling, General and Administrative Expense

Selling expenses consist primarily of compensation and related costs for sales and marketing personnel engaged in sales and licensee support, reverse engineering personnel and services, marketing programs, public relations, promotional materials, travel, trade show expenses, and stock-based compensation expense. General and administrative expenses consist primarily of compensation and related costs for general management, information technology, finance personnel, legal fees and expenses, facilities costs, stock-based compensation expense, and professional services. Our general and administrative expenses, other than facilities-related expenses, are not allocated to other expense line items.

Selling, general and administrative expenses (“SG&A expenses”) for the year ended December 31, 2021 were $199.9 million, as compared to $172.6 million for the year ended December 31, 2020, an increase of $27.3 million. The increase was due principally to the inclusion of a full year of SG&A expenses from TiVo Product operations following the Mergers. Personnel expense, including stock-based compensation expense, increased by $28.3 million which was related to the TiVo Product employees, this was partially offset by a decrease in outside services expense that in 2020 included payments for the TiVo related transaction costs.

Selling, general and administrative expenses for the year ended December 31, 2020 were $172.6 million, as compared to $91.4 million for the year ended December 31, 2019, an increase of $81.2 million. The increase was due principally to the inclusion of $65.0 million of TiVo Product expenses following the Mergers, merger related transaction costs of $15.2 million and post-merger severance and retention costs of $9.4 million due to personnel reductions following the Mergers, partially offset by a reduction in travel and entertainment expenses of $3.9 million resulting from the reduction of nearly all travel due to the COVID-19 pandemic.

We anticipate SG&A expenses will increase in 2022 when compared to 2021 due to investments in IT infrastructure.

Depreciation Expense

Depreciation expense was $22.6 million for the year ended December 31, 2021, as compared to $16.7 million for the year ended December 31, 2020, an increase of $5.9 million. The increase was entirely attributable to the inclusion of a full year of depreciation expense from TiVo Product operations following the Mergers as well as depreciation of assets acquired from MobiTV.

Depreciation expense was $16.7 million for the year ended December 31, 2020, as compared to $5.7 million for the year ended December 31, 2019, an increase of $11.0 million. The increase was primarily attributable to the inclusion of depreciation expense from TiVo Product operations following the Mergers.

Amortization Expense

Amortization expense for the year ended December 31, 2021 was $105.3 million, as compared to $98.2 million for the year ended December 31, 2020, an increase of $7.1 million. The increase was entirely attributable to the inclusion of a full year of amortization expense from TiVo Product operations following the Mergers, partially offset by completing the amortization of certain intangible assets from prior acquisitions during 2021.

Amortization expense for the year ended December 31, 2020 was $98.2 million, as compared to $88.1 million for the year ended December 31, 2019, an increase of $10.1 million. The increase was primarily attributable to $17.7 million amortization of intangible assets recorded in connection with the Mergers in June 2020, partially offset by $7.6 million certain intangible assets becoming fully amortized during 2020.

As a result of the Mergers, we anticipate that amortization expenses will continue to be a significant expense since we acquired approximately $266.3 million of intangible assets which will be amortized over the next several years. The estimated annual amortization expense is approximately $30.4 million. See “Note 10—Goodwill and Identified Intangible Assets” of our combined financial statements incorporated by reference into this information statement for additional information.

Stock-based Compensation Expense

The following table sets forth our stock-based compensation expense (in thousands) for the periods presented:

	Years Ended December 31,
	2021	2020	2019
Cost of revenue	$1,972	$585	$—
Research and development	17,914	11,383	11,572
Selling, general and administrative	13,623	7,215	5,739

Total stock-based compensation expense	$33,509	$19,183	$17,311

Stock-based compensation awards include restricted stock awards and units, employee stock plan purchases and employee stock options. The increase in stock-based compensation for the year ended December 31, 2021, compared to the prior year, was primarily a result of including a full year of TiVo related expense. The increase in stock-based compensation for the year ended December 31, 2020, compared to the prior year, was primarily a result of including incremental expense from assumed Pre-Merger TiVo stock awards and expenses from new, post-merger grants to Pre-Merger TiVo employees in 2020 as well as increases in restricted stock awards and units as a result of the Mergers.

Provision for (Benefit from) Income Taxes

For the year ended December 31, 2021, we recorded an income tax expense of $18.8 million on a pretax loss of $160.2 million, which resulted in an effective tax rate of (11.8)%. The income tax expense of $18.8 million was primarily related to foreign withholding taxes of $9.5 million and foreign income tax expense of $7.9 million. Foreign income tax expense of $7.9 million was primarily due to an increase in valuation allowance of $7.1 million on the deferred tax assets of the UK subsidiary and a $1.4 million tax on a one-time foreign dividend distribution.

Past volatility in the relationship between foreign pre-tax income or loss and foreign effective tax rates is primarily due the establishment of a valuation allowance against the deferred tax assets of the UK subsidiary in year ended December 31, 2021. The establishment of the valuation allowance was recorded to income tax expense in a loss year for this entity, and valuation allowance caused us to forgo recording a tax benefit for 2021 pre-tax losses. We will continue to evaluate the need for a valuation allowance for this entity, and subsequent changes in our assessment could result in a similar level of volatility.

For the year ended December 31, 2020, we recorded an income tax benefit of $9.7 million on a pretax loss of $151.0 million, which resulted in an effective tax rate of 6.4%. The income tax benefit of $9.7 million was primarily related to a net $16.9 million decrease in valuation allowance, partially offset by $7.6 million in foreign withholding taxes. The $16.9 million decrease in valuation allowance was the result of Mergers, which made available new sources of income for the realization of deferred tax assets in the U.S. The $7.6 million in foreign withholding taxes represents taxes withheld by our customers based on foreign sales.

For the year ended December 31, 2019, we recorded an income tax benefit of $6.1 million on a pretax loss of $88.4 million, which resulted in an effective tax rate of 6.9%. The income tax benefit of $6.1 million was primarily related to deferred tax benefits from current year losses in the U.S. and Ireland of $6.9 million and $2.5 million, respectively. This was partially offset by $2.9 million in foreign withholding taxes withheld by our customers based on foreign sales.

At December 31, 2020, our 2016 through 2019 tax years were generally open and subject to potential examination in one or more jurisdictions. Our earlier tax years are also open in certain jurisdictions which are currently subject to examination. In addition, in the U.S., any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of our net deferred tax assets, we determined that it was unlikely that we would realize our federal, certain state and certain foreign deferred tax assets given the substantial amount of tax attributes that will remain unutilized to offset reversing deferred tax liabilities as of December 31, 2020. We intend to continue maintaining a full valuation allowance on our federal deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain federal deferred tax assets and a decrease to income tax expense for the period the release is recorded. The exact timing and amount of the valuation allowance release depends on the level of profitability that we are able to achieve.

Management Discussion of Results of Operations of TiVo Product for the Year Ended December 31, 2019, Filed as Exhibit 99.3

The following section discusses the combined results of operations for TiVo Product for the year ended December 31, 2019. This discussion is presented to provide visibility into the financial results of TiVo Product in the period prior to the Mergers. See the combined financial statements of TiVo Product included in Exhibit 99.3 to the Form 10 and incorporated by reference herein.

The following table sets forth the combined results of operations (in thousands) of TiVo Product for the period presented:

Year Ended December 31,
2019
Revenues, net:
Services and software	$342,113
Hardware	8,868

Total Revenues, net	350,981
Costs and expenses:
Cost of services and software revenues, excluding depreciation and amortization of intangible assets	95,355
Cost of hardware revenues, excluding depreciation and amortization of intangible assets	15,268
Research and development	148,422
Selling, general and administrative	118,139
Depreciation	20,452
Amortization of intangible assets	42,008
Restructuring and asset impairment charges	7,282
Goodwill impairment	58,853

Total costs and expenses	505,779

Operating loss	(154,798)
Other income, net	3,831

Loss before income taxes	(150,967)
Income tax expense	9,056

Net loss	$(160,023)

Total Revenues, Net

The following table sets forth total revenues, net, by product offering (in thousands) of TiVo Product for the period presented:

Year Ended December 31,
2019
Platform Solutions	$267,441
Services and Software	80,443
Other	3,097

Total Revenues, net	$350,981

For the year ended December 31, 2019, TiVo Product’s Platform Solutions revenue experienced a significant decline due primarily to a decrease of $34.5 million in revenue from an international cable operator that exercised a contractual option in 2018 to purchase a fully paid license to its then-current version of the TiVo software and additional engineering services. In addition, consumer subscriber erosion continued into 2019 which resulted in a $14.3 million downward trend in revenue consistent with the trend from prior years.

These revenue declines were partially offset by a $10.7 million revenue increase for the year ended December 31, 2019 from an international software customer exceeding its cumulative contractual minimums in 2019.

Cost of Services and Software Revenues, Excluding Depreciation and Amortization of Intangible Assets

Cost of services and software revenues, excluding depreciation and amortization of intangible assets, consists primarily of employee-related costs and an allocation of overhead and facilities costs, as well as service center and other expenses related to providing the TiVo service and TiVo Product’s metadata offering. These costs totaled 27.9% of service and software revenue.

For the year ended December 31, 2019, cost of services and software revenues, excluding depreciation and amortization of intangible assets were favorably impacted by TiVo Product’s transformation and restructuring activities, including a $2.8 million decrease in compensation costs, a $1.7 million decrease in non-recurring engineering costs, a $1.4 million reduction in royalty fees, a $1.2 million decrease in facilities and information technology costs and a $1.2 million decrease in costs to acquire data from third parties to support TiVo Product’s metadata operations.

Cost of Hardware Revenues, Excluding Depreciation and Amortization of Intangible Assets

Cost of hardware revenues, excluding depreciation and amortization of intangible assets includes all product- related costs associated with TiVo-enabled devices, including manufacturing costs, employee-related costs, warranty costs and order fulfillment costs, as well as certain licensing costs and an allocation of overhead and facilities costs. Hardware is sold by TiVo Product primarily as a means to generate revenue from the TiVo service. As a result, generating positive gross margins from hardware sales is not the primary goal of TiVo Product’s hardware operations.

For the year ended December 31, 2019, Cost of hardware revenues, excluding depreciation and amortization of intangible assets reflects benefits from TiVo Product’s transformation and restructuring activities, which were partially offset by a $2.4 million inventory impairment charge during the year ended December 31, 2019 due to a reduced forecast for sales of refurbished units.

Research and Development

Research and development expenses are comprised primarily of employee-related costs, consulting costs and an allocation of overhead and facilities costs.

For the year ended December 31, 2019, research and development expenses of $148.4 million reflected decreases of 16% compared to the prior year, primarily due to a $21.0 million decrease in compensation costs and a $6.0 million decrease in consulting costs as a result of benefits from Pre-Merger TiVo’s transformation and restructuring activities.

Selling, General and Administrative

Selling expenses are comprised primarily of employee-related costs, including travel costs, advertising costs and an allocation of overhead and facilities costs. General and administrative expenses are comprised primarily of employee-related costs, including travel costs, corporate accounting, consulting, legal and tax fees and an allocation of overhead and facilities costs.

For the year ended December 31, 2019, selling, general and administrative expenses of $118.1 million included the benefit of Pre-Merger TiVo transformation and restructuring activities of $9.0 million.

Depreciation and Amortization of Intangible Assets

Depreciation and amortization of intangible assets totaled $62.5 million during the year ended December 31, 2019. Certain property and equipment and intangible assets reached the end of their economic life during 2019.

Restructuring and Asset Impairment Charges

Restructuring and asset impairment charges of $7.3 million during the year ended December 31, 2019 related to several cost-saving and transformation actions that Pre-Merger TiVo put in place in 2018 and 2019.

Goodwill Impairment

Following the Pre-Merger TiVo’s announcement of the planned merger with Xperi Corporation in December 2019, management concluded sufficient indicators of potential impairment were identified and that it was more- likely-than-not that goodwill was impaired and that quantitative interim goodwill impairment tests should be performed as of December 31, 2019. Although the long-range forecasts did not materially change from those used in performing the quantitative interim goodwill impairment test as of September 30, 2019, the fair value decreased. The decrease in fair value was primarily due to the elimination of an assumed control premium from the fair value estimate following execution of the Merger Agreement with Xperi Corporation. Based on this decline in fair value, a goodwill impairment charge of $25.2 million was recognized during the three months ended December 31, 2019.

During September 2019, sufficient indicators of potential impairment were identified that management concluded it was more-likely-than-not that goodwill was impaired and a quantitative interim goodwill impairment test should be performed as of September 30, 2019. Indicators of potential impairment included a significant and sustained decline in the trading price of TiVo Corporation’s common stock, as well as lower- than-previously forecast revenue and profitability levels and downward revisions to management’s short- and long-term forecasts. The forecast revisions were identified as part of TiVo Corporation’s 2020 budgeting process and reflect lower expectations for its Platform Solutions products, including changes in both the market and business models internationally. The changes in such expectations related to revenue growth rates, current market trends, business mix, cost structure and other expectations about the anticipated short- and long-term operating results. As a result of the quantitative interim goodwill impairment test performed as of September 30, 2019, a Goodwill impairment charge of $33.7 million was recognized.

For further details about the goodwill impairment charge, see Note 5 of our combined financial statements incorporated by reference into this information statement.

Other Income, Net

Other income, net was $3.8 million during the year ended December 31, 2019 primarily due to a $2.0 million gain on sale of a strategic investment, $0.9 million of favorable movements in foreign currency exchange rates, and $0.9 million of income from an equity method investment.

Income Tax Expense

TiVo Product recorded an income tax expense for the year ended December 31, 2019 of $9.1 million, which primarily consisted of $9.4 million of foreign withholding tax and $1.9 million of foreign income tax, which was partially offset by a $1.6 million benefit from the goodwill impairment charge recognized during the year ended December 31, 2019.

Management Discussion of Results of Operations of TiVo Product for the Three Months Ended March 31, 2020 and March 31, 2019, filed as Exhibit 99.4

The following section discusses the condensed combined results of operations for TiVo Product for the three months ended March 31, 2020 and 2019. This discussion is presented to provide visibility into the financial results of TiVo Product in the periods prior to the Mergers. See the combined financial statements of TiVo Product included in Exhibit 99.4 to the Form 10, which is incorporated by reference herein.

The following table sets forth the combined results of operations (in thousands) of Tivo Product for the periods presented:

	Three Months Ended March 31,
	2020	2019
Revenues, net:
Services and software	$83, 853	$89,229
Hardware	2,623	2,074

Total Revenues, net	86,476	91,303
Costs and expenses:
Cost of services and software revenues, excluding depreciation and amortization of intangible assets	23,003	26,812
Cost of hardware revenues, excluding depreciation and amortization of intangible assets	5,022	3,870
Research and development	33,744	41,381
Selling, general and administrative	22,520	31,601
Depreciation	4,779	5,124
Amortization of intangible assets	10,351	10,639
Restructuring and asset impairment charges	691	1,803
Goodwill impairment	81,428	—

Total costs and expenses	181,538	121,230

Operating loss	(95,062)	(29,927)
Other income, net	39	714

Loss before income taxes	(95,023)	(29,013)
Income tax expense	(250)	2,144

Net loss	$(94,773)	$(31,357)

Total Revenues, Net

The following table sets forth total revenues, net, by product offering (in thousands, except for percentages) of TiVo Product for the periods presented:

	Three Months Ended March 31,
	2020	2019	Change $	Change%
Platform Solutions	$64,535	$71,037	$(6,502)	(9)%
Services and Software	21,636	19,902	1,734	9%
Other	305	364	(59)	(16)%

Total Revenues, net	$86,476	$91,303	$(4,827)	(5)%

Platform solutions revenue decreased $6.5 million for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to $6.7 million of revenue from a perpetual Passport license agreement with an international multiple system operator customer in the three months ended March 31, 2019.

Services and Software revenue increased $1.7 million for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to a $2.9 million increase in TV viewership data revenue, which was partially offset by a $0.9 million decline in metadata revenue.

Cost of Services and Software Revenue, Excluding Depreciation and Amortization of Intangible Assets

Cost of services and software revenue, excluding depreciation and amortization of intangible assets, consists primarily of employee-related costs and an allocation of overhead and facilities costs, as well as service center and other expenses related to providing the TiVo service and our metadata offering.

Cost of services and software revenue, excluding depreciation and amortization of intangible assets decreased 16% for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to a $1.2 million decrease in compensation costs from a decrease in overall headcount and a $1.4 million decrease in total costs of revenue as a result of cost saving initiatives.

Cost of Hardware Revenue, Excluding Depreciation and Amortization of Intangible Assets

Cost of hardware revenue, excluding depreciation and amortization of intangible assets includes all product- related costs associated with TiVo-enabled devices, including manufacturing costs, employee-related costs, warranty costs and order fulfillment costs, as well as certain licensing costs and an allocation of overhead and facilities costs. Hardware is sold by us primarily as a means to generate revenue from the TiVo service. As a result, generating positive gross margins from hardware sales is not the primary goal of our hardware operations.

Cost of hardware revenue, excluding depreciation and amortization of intangible assets increased by $1.2 million for the three months ended March 31, 2020, as compared to the three months ended March 31, 2019, primarily due to the charge from a non-cancellable purchase commitment.

Research and Development

R&D expenses are comprised primarily of employee-related costs, consulting costs and an allocation of overhead and facilities costs.

R&D expenses decreased 18% for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to benefits from our transformation and restructuring activities, including a $5.2 million decrease in compensation costs, a $1.9 million decrease in facility and information technology costs and a $1.2 million decrease in consulting costs.

Selling, General and Administrative

Selling expenses are comprised primarily of employee-related costs, including travel costs, advertising costs and an allocation of overhead and facilities costs. General and administrative expenses are comprised primarily of employee-related costs, including travel costs, corporate accounting, consulting, legal and tax fees and an allocation of overhead and facilities costs.

Selling, general and administrative expenses decreased 29% during the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to a $6.5 million decrease in compensation costs as a result of reducing our footprint in worldwide sales particularly within the European and Latin American regions, as well as a decrease in personnel and stock-based compensation expenses due to a reduction in headcount. The decrease is also attributable to a $1.3 million decrease in facilities costs as a result of our ongoing cost reduction efforts and an increase in sublease rentals which are recorded as an offset to the facilities expense. These decreases were partially offset by a $2 million increase in finance costs, primarily as a result of transaction, transition and integration costs associated with the Mergers in the three months ended March 31, 2020.

Depreciation and Amortization of Intangible Assets

The decrease in depreciation and amortization of intangible assets during the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 was due to certain property and equipment and intangible assets reaching the end of their economic life.

Restructuring and Asset Impairment Charges

The decrease in restructuring charges during the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 related to several cost-saving and transformation actions that Pre-Merger TiVo put in place in 2018 and 2019.

Goodwill Impairment

Due to significant and sustained decline in the trading price of Pre-Merger TiVo’s common stock during the three months ended March 31, 2020, Pre-Merger TiVo’s management concluded sufficient indicators of potential impairment were identified and that it was more likely-than-not that goodwill was impaired and that a quantitative impairment test should be performed as of March 31, 2020. Although the long-range forecasts did not materially change from those used in performing the quantitative impairment test as of December 31, 2019, the fair value decreased due to the significant and sustained decline in the trading price of Pre-Merger TiVo’s common stock. Based on this decline in fair value, a Goodwill impairment charge of $81.4 million was recognized during the three months ended March 31, 2020.

Other Income, Net

Other income, net decreased $0.7 million during the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to the reversal of $0.6 million of accrued interest associated with escheatment liabilities recognized in the three months ended March 31, 2019.

Income Tax Expense (Benefit)

TiVo Product recorded an income tax benefit for the three months ended March 31, 2020 of $0.3 million, which primarily consists of a $1.7 million benefit from the goodwill impairment charge recognized during the three months ended March 31, 2020, which was partially offset by $1.3 million of foreign withholding tax.

TiVo Product recorded an income tax expense for the three months ended March 31, 2019 of $2.1 million, which primarily consists of $1.4 million of foreign withholding tax and $0.7 million of foreign income tax.

Segment Operating Results

In connection with the planned separation, we evaluated our reportable segments and determined we have one reportable segment. Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision-maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources and evaluating financial performance. We concluded that we have one reportable segment. Our Chief Executive Officer has been determined to be the CODM in accordance with the authoritative guidance on segment reporting.

Liquidity and Capital Resources

The following table presents selected financial information related to our liquidity and significant sources and uses of cash and cash equivalents as of and for the six months ended June 30, 2022 and 2021:

	As of June 30,
	2022	2021
(in thousands, except for percentages)
Cash and cash equivalents	$133,257	$90,928
Current ratio	2.6	2.1

	Six Months Ended June 30,
	2022	2021
(in thousands)
Net cash from operating activities	$(22,254)	$(20,797)
Net cash from investing activities	$(7,223)	$(25,640)
Net cash from financing activities	$44,131	$46,064

The following table presents selected financial information related to our liquidity and significant sources and uses of cash and cash equivalents as of and for the years ended December 31, 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019
(in thousands, except for percentages)
Cash and cash equivalents	$120,695	$85,624	$47,264
Short-term investments	—	—	1,123

Total cash, cash equivalents and short-term investments	$120,695	$85,624	$48,387

Current ratio	2.3	1.8	4.0

	Years Ended December 31,
	2021	2020	2019
(in thousands)
Net cash from operating activities	$(23,453)	$(23,777)	$24,708
Net cash from investing activities	$(21,480)	$26,522	$(4,600)
Net cash from financing activities	$83,330	$34,244	$(17,070)

Our primary sources of liquidity and capital resources are our cash on hand and cash provided by Parent. Cash, cash equivalents and short-term investments were $133.3 million at June 30, 2022, an increase of $42.3 million from $91.0 million at June 30, 2021. This increase resulted primarily from net transfers from Parent, partially offset by cash used in operating activities and cash used for property plant and equipment additions. Cash, cash equivalents and short-term investments were $120.7 million at December 31, 2021, an increase of $35.1 million from $85.6 million at December 31, 2020. This increase resulted primarily from $83.3 million in cash generated from financing activities. Cash, cash equivalents and short-term investments were $85.6 million at December 31, 2020, an increase of $37.2 million from $48.4 million at December 31, 2019. This increase resulted primarily from $26.5 million in cash generated from investing activities and $34.2 million in cash generated from financing activities, offset by $23.8 million used by operating activities.

Our material cash requirements include the following contractual and other obligations.

Leases

We have lease arrangements for office and research facilities, data centers and office equipment. As of June 30, 2022, fixed lease payment obligations amounted to $57.0 million, with $16.8 million payable within 12 months. As of December 31, 2021, fixed lease payment obligations amounted to $71.4 million, with $17.6 million payable within 12 months. See “Note 8 – Leases” of our combined financial statements for additional information on lease obligations and maturities.

Inventory Purchase Commitments

We use contract manufacturers to provide manufacturing services for our products. As of June 30, 2022, we had total purchase commitments for inventory of $5.5 million, all of which were payable within 12 months. As of December 31, 2021, we had total purchase commitments for inventory of $15.4 million, all of which were payable within 12 months.

Other Purchase Obligations

Our other purchase obligations primarily consist of noncancelable obligations related to advertising, engineering services and internet and telecommunications services. As of June 30, 2022, we had purchase obligations of $114.5 million, with approximately $34.0 million payable within 12 months. See “Note 12 – Commitments and Contingencies” of our combined financial statements as of and for the three and six months ended June 30, 2022 and 2021 for additional detail. As of December 31, 2021, we had purchase obligations of $122.7 million, with $33.4 million payable within 12 months. These purchase obligations represent commitments under enforceable and legally binding agreements, and do not represent the entire anticipated purchases in the future. See “Note 14 – Commitments and Contingencies” of our combined financial statements as of and for the years ended December 31, 2021, 2020 and 2019 for additional detail.

Income Tax Payable

As of June 30, 2022, we had accrued $0.5 million of unrecognized tax benefits in long-term income taxes payable related to uncertain tax positions, which included zero accrued interest and penalties. As of December 31, 2021, we had accrued $0.5 million of unrecognized tax benefits in long-term income taxes payable related to uncertain tax positions, which included zero accrued interest and penalties. At this time, we are unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time.

Cash Flows

Cash Flows From Operating Activities

Net cash used by operations was $22.3 million for the six months ended June 30, 2022, primarily due to our net loss of $61.5 million and $21.2 million in changes in operating assets and liabilities, partially offset by non-cash items of depreciation of $10.7 million, amortization of intangible assets of $29.6 million, stock-based compensation expense of $19.2 million and an increase in deferred income taxes of $1.0 million.

Net cash used by operations was $20.8 million for the six months ended June 30, 2021, primarily due to our net loss of $79.0 million, $24.8 million in changes in operating assets and deferred income taxes of $0.1 million, partially offset by non-cash items of depreciation of $10.6 million, amortization of intangible assets of $55.4 million, and stock-based compensation expense of $16.2 million.

Net cash used by operations was $23.5 million for the year ended December 31, 2021, primarily due to our net loss of $179.1 million, $10.9 million in changes in operating assets and liabilities, and provision for credit losses of $1.0 million, partially offset by a reduction in deferred income taxes of $6.9 million and non-cash items of depreciation of $22.6 million, amortization of intangible assets of $105.3 million, and stock-based compensation expense of $33.5 million. The net loss included $1.4 million of merger-related expenses charged to us and $6.5 million of severance and retention expenses incurred in 2021 which were primarily merger related.

Net cash used by operations was $23.8 million for the year ended December 31, 2020, primarily due to our net loss of $141.3 million, $5.7 million in changes in operating assets and liabilities and a reduction in deferred income taxes of $20.1 million, partially offset by non-cash items of depreciation of $16.7 million, amortization of intangible assets of $98.2 million, stock-based compensation expense of $19.2 million and provision of credit losses of $6.0 million. The net loss included $8.9 million of merger-related expenses charged to us and $10.6 million of severance and retention expenses incurred in 2020 which were primarily merger related.

Net cash provided by operations was $24.7 million for the year ended December 31, 2019, primarily due to our net loss of $82.4 million, non-cash items of depreciation of $5.7 million, amortization of intangible assets of $88.1 million and stock-based compensation expense of $17.3 million, plus $10.2 million in changes in operating assets and liabilities. These increases were partially offset by a reduction of $14.0 million in deferred income taxes.

Cash Flows From Investing Activities

Net cash used in investing activities was $7.2 million for the six months ended June 30, 2022, primarily related to net cash paid for capital expenditures of $7.2 million. Net cash used in investing activities was $25.6 million for the six months ended June 30, 2021, primarily related to net cash paid for capital expenditures of $13.1 million and $12.4 million of cash used for the MobiTV Acquisition.

Net cash used in investing activities was $21.5 million for the year ended December 31, 2021, primarily related to net cash paid of $12.4 million for the MobiTV Acquisition, capital expenditures of $8.9 million and purchases of intangible assets $0.2 million.

Net cash provided by investing activities was $26.5 million for the year ended December 31, 2020, primarily related to net cash acquired in the Mergers of $33.1 million and maturities and sales of securities of $0.4 million, partially offset by purchases of intangible assets of $0.4 million and capital expenditures of $6.6 million.

Net cash used in investing activities was $4.6 million for the year ended December 31, 2019, primarily related to $6.9 million in capital expenditures, partially offset by maturities and sales of securities of $2.3 million.

Cash Flows From Financing Activities

Net cash provided by financing activities was $44.1 million for the six months ended June 30, 2022, and $46.1 million for the six months ended June 30, 2021, in each case principally due to net transfers from Parent.

Net cash provided by financing activities was $83.3 million for the year ended December 31, 2021 and $34.2 million for the year ended December 31, 2020, in each case principally due to net transfers from parent.

Net cash used in financing activities was $17.1 million for the year ended December 31, 2019 due to net transfers to Parent of $15.9 million and contingent consideration payments of $1.2 million.

Following the separation from Xperi Holding Corporation, our capital structure and sources of liquidity will change significantly from our historical capital structure and sources of liquidity. Subsequent to the separation, we will no longer participate in cash management and funding arrangements managed by Parent. Xperi Holding Corporation intends to capitalize us such that Xperi Inc. will carry an estimated amount of cash and cash equivalents of approximately $200.0 million at the distribution date.

This cash and cash equivalents balance will be sufficient to support our operations, capital expenditures and income tax payments, in addition to any investments and other capital allocation needs, for at least the next 12 months.

Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that such equity financing will be on terms satisfactory to us and not dilutive to our then-current stockholders or that debt financing will not impose significant restrictions on the operation of our business.

We plan to supplement this short-term liquidity, if necessary, with access to capital markets. Our access to capital markets may be constrained and our cost of borrowing may increase under certain business, market and Our liquidity is subject to various risks including the risks identified in “Risk Factors” included elsewhere in this information statement

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our combined financial statements. These financial statements have been prepared in conformity with U.S. GAAP which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We evaluate our estimates based on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates relate to revenue recognition, the assessment of recoverability of goodwill and intangible assets, business combinations, recognition and measurement of deferred income tax assets and liabilities, the assessment of unrecognized tax benefits, and others. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

We believe the following accounting policies and estimates are most critical to the understanding of our combined financial statements. See “Note 2—Summary of Significant Accounting Policies” and “Note 4—Revenue” of our combined financial statements incorporated by reference into this information statement for a full description of our accounting policies.

Revenue Recognition

General

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration we expect to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales taxes collected from customers which are subsequently remitted to governmental authorities.

Some of our contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In an arrangement with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative stand-alone selling price basis. The determination of stand-alone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, stand-alone selling price for separate performance obligations is based on the cost-plus-margin approach, considering overall pricing objectives.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of technology or when a license of technology is the predominant item to which the variable consideration relates, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

We derive the majority of our revenue from licensing our technology to customers. These arrangements are summarized below based on how the technology is delivered to customers: License arrangements and Technology Solutions arrangements. For License arrangements, the customer obtains rights to the technology delivered at the commencement of the agreement. For Technology Solutions arrangements, the customer receives access to a platform, media or data that includes frequent updates, where access to such updates is critical to the functionality of the technology. The timing of when performance obligations are satisfied, as well as the fee arrangements underlying each agreement, determine when revenue is recognized.

License Arrangements

We license our audio, digital radio and imaging technology to CE manufacturers, automotive manufacturers or their supply chain partners.

We generally recognize royalty revenue from licenses based on units shipped or manufactured. Revenue is recognized in the period in which the customer’s sales or production are estimated to have occurred. This may result in an adjustment to revenue when actual sales or production are subsequently reported by the customer, generally in the month or quarter following sales or production. Estimating customers’ quarterly royalties prior to receiving the royalty reports requires us to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue we report on a quarterly basis.

Certain customers enter into fixed fee or minimum guarantee agreements, whereby customers pay a fixed fee for the right to incorporate our technology in the customer’s products over the license term. In arrangements with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. We generally recognize the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license, net of the effect of any significant financing components calculated using customer-specific, risk-adjusted lending rates, with the related interest income being recognized over time on an effective rate basis. For minimum guarantee agreements where the customer exceeds the minimum, we recognize revenue relating to any additional per-unit fees in the periods we believe the customer will exceed the minimum and adjust the revenue based on actual usage once that is reported by the customer.

Technology Solutions Arrangements

For Technology Solutions, we provide on-going media or data delivery, hosting and access to its platform, and software updates. For these solutions, we generally receive fees on a per-subscriber per-month basis or as a fixed fee, and revenue is recognized during the month in which the solutions are provided to the customer. For most of the Technology Solutions offerings, substantially all functionality is obtained through our continuous hosting and/or updating of the data and content. In these instances, we typically have a single performance obligation related to these ongoing activities in the underlying arrangement. For those arrangements that include multiple performance obligations, we allocate the consideration as described above and recognize revenue for each distinct performance obligation when control of the promised goods or services is transferred to the customer.

We also generate revenue from NRE services, advertising, and hardware products, each of which was less than 5% of total revenue for all periods presented.

Our Management evaluates the estimates, inputs and assumptions related to revenue recognition on an ongoing basis. The use of different estimates, inputs or assumptions may materially affect the reported amounts of assets and liabilities as of the date of the financial statements and the results of operations for the reporting period.

Business combinations

The fair value valuation of assets acquired and liabilities assumed in a business combination under ASC 805 requires management to make significant estimates and assumptions. Critical estimates in determining the fair value of certain intangible assets include, but are not limited to: future expected cash flows from customer contracts, customer lists, and acquired developed technologies and patents; competitive trends and market comparables; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; and discount rates. For additional information, see “Note 9 – Business Combinations” of the notes to our combined financial statements incorporated by reference into this information statement.

Valuation of goodwill and intangible assets

We make judgments about the recoverability of intangible assets whenever events or changes in circumstances indicate that impairment may exist. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life. Such changes could result in impairment charges or higher amortization expense in future periods, which could have a significant impact on our operating results and financial condition.

We perform an annual review of the valuation of goodwill in the fourth quarter, or more often if indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Evaluations of possible impairment and, if applicable, adjustments to carrying values require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our assets. When we conduct our evaluation of goodwill, the fair value of goodwill is assessed using valuation techniques that require significant management estimates and judgment. Should conditions be different from management’s last assessment, significant impairments of goodwill may be required, which would adversely affect our operating results.

As part of the annual goodwill impairment test, we elected to proceed with a quantitative goodwill impairment test as of October 1, 2021. Based on the quantitative assessment, we concluded that the fair value of the product business reporting unit exceeded its carrying amount and there have been no significant events or circumstances affecting the valuation of goodwill subsequent to the annual impairment test through December 31, 2021 with the fair value of the product business unit calculated as approximately 25% in excess of its carrying value. In performing the quantitative impairment test for goodwill, the fair value of the reporting unit is compared to its carrying amount. We determine the fair value of a reporting unit using weighted results derived from an income approach and market approaches. Under the income approach, the fair value of a reporting unit is estimated based on the present value of future cash flows and considers projected revenue growth rates, future operating margins, income tax rates and economic and market conditions, as well as risk-adjusted discount rates. Under the market approaches, the fair value of a reporting unit is estimated based on the market comparable method, which estimates the fair value based on revenue multiples from comparable companies in similar lines of business, and the market transaction method, which estimates the fair value of the reporting unit by utilizing comparable transactions and transaction multiples.

Identified finite-lived intangible assets consist of acquired patents, existing technology, customer relationships, trademarks and trade names, non-compete agreements resulting from business combinations, and acquired patents under asset purchase agreements. Our identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to 15 years. We make judgments about the recoverability of finite-lived intangible assets whenever facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, we would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

Identified indefinite-lived intangible assets include TiVo trademarks and tradenames resulting from business combinations. We evaluate the carrying value of indefinite-lived intangible assets on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

Income Taxes

Our operations have historically been included in the tax returns filed by the respective Parent entities of which our businesses are a part. Income tax expense and other income tax-related information contained in our combined financial statements incorporated by reference into this information statement are presented on a separate return basis as if we filed our own tax returns. The separate return method applies the accounting guidance for income taxes to our standalone financial statements as if it were a separate taxpayer and a standalone enterprise for the periods presented. Current income tax liabilities related to entities which file jointly with Parent are assumed to be immediately settled with Parent and are relieved through the Net Parent company investment and are presented in net transfers from and to Parent in the combined statements of cash flows.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which those temporary differences are expected to reverse.

A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of our net deferred tax assets, we determined that it was unlikely that we would realize our federal, certain state and certain foreign deferred tax assets given the substantial amount of tax attributes that will remain unutilized to offset reversing deferred tax liabilities as of December 31, 2020. We intend to continue maintaining a full valuation allowance on our federal deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain federal deferred tax assets and a decrease to income tax expense for the period the release is recorded. The exact timing and amount of the valuation allowance release depends on the level of profitability that we are able to achieve.

From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Accruals for unrecognized tax benefit liabilities, which represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized for financial reporting purposes, are recorded when we believe it is not more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Adjustments to unrecognized tax benefits are recognized when facts and circumstances change, such as the closing of a tax audit, notice of an assessment by a taxing authority or the refinement of an estimate. Income tax benefit includes the effects of adjustments to unrecognized tax benefits, as well as any related interest and penalties.

Recent Accounting Pronouncements

See “Note 2 – Summary of Significant Accounting Policies” of our unaudited condensed combined financial statements incorporated by reference into this information statement for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Quantitative and Qualitative Disclosures About Market Risk

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash and cash equivalents with high quality financial institutions in the countries in which we do business. Our cash and cash equivalents and future investments are subject to risks including:

Investment Risk

We are not currently exposed to market risk because we hold no investments, however we expect to hold such investments after separation. We will be exposed to market risk as it relates to changes in the market value of our investments in addition to the liquidity and credit worthiness of the underlying issuers of our investments. Our investments are subject to fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities.

Bank Liquidity Risk

As of June 30, 2022, we had approximately $133.3 million of cash in operating accounts that are held with both domestic and international financial institutions, the majority held with domestic financial institutions. These cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and they are not supported by the government of the jurisdiction where such cash is held. We have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term.

Exchange Rate Risk

Our international business is subject to risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility when compared to the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors.

Due to our operations outside the U.S., we are subject to the risks of fluctuations in foreign currency exchange rates, particularly related to the Euro, Indian rupee and British pound. As a substantial majority of our non-U.S. revenue and expense transactions are denominated in U.S. dollars, fluctuations in foreign currency exchange rates could cause our products and services to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Some of our subsidiaries operate in their local currency, which mitigates a portion of the exposure related to fluctuations in foreign currency exchange rates.

We are also affected by exchange rate fluctuations as the financial statements of our foreign subsidiaries are translated into U.S. dollars in our combined financial statements. As exchange rates vary, these results, when translated, may vary from expectations and could adversely or positively impact overall profitability. During 2021, the impact of foreign exchange rate fluctuations related to translation of our foreign subsidiaries’ financial statements was immaterial to our combined financial statements.

BUSINESS

We make the ordinary extraordinary. Our product business creates extraordinary experiences at home and on the go for millions of consumers around the world, elevating audio and video content and how audiences connect with it in a way that is more intelligent, immersive and personal. Powering smart devices, connected cars, entertainment experiences and more, we have created ecosystems that reach highly engaged consumers and uncover new business opportunities. We group our business into four categories based on the products delivered and customers served: Pay-TV, Consumer Electronics, Connected Car, and Media Platform.

Market Opportunity

Consumer preferences and behavior around media consumption is undergoing a significant transformation, driven by new platforms for content delivery, greater availability of diverse content, and an increase in time spent consuming video content. Video content delivery is rapidly shifting from linear broadcast to over-the-top (“OTT”) platforms, not just impacting how users consume content, but also the ad-based programming ecosystem. Our technologies sit on the forefront of this transformation, enhancing consumer experiences where consumers spend their time the most – in their homes and in their cars. Our technologies not only enhance user experiences, but also enable players across the entire ecosystem to participate in the evolving content delivery value chain.

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Shift to OTT and Streaming: OTT has rapidly become a mainstream content delivery mechanism through a wide variety of providers such as Netflix, Disney+ and YouTube. OTT media now accounts for 38% of weekly video viewing for adults ages 18+ and has a 95% penetration of broadband households in the U.S. Proliferation of OTT has created demand for a new generation of entertainment products that are centered on the OTT viewing experience. Consumers are increasingly looking for solutions that allow them to navigate across the fragmented and complex entertainment landscape of OTT content.

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The shift to OTT has not only impacted user needs for entertainment devices, but also disrupted the ad-based programming model that was centered on linear TV programming. While delivering ad-based programming to OTT audiences has presented new challenges, it has also created opportunities for advertisers to deliver customized, highly relevant, and targeted ad content to a critical, growing demographic. There is a new set of players that are looking for ways to monetize the ad-based ecosystem, including consumer electronics manufacturers, OEMs, and our other partners that have historically not participated in the OTT value chain. Thus, we believe there is a significant market opportunity for tools that enable OEMs to monetize their products through recurring revenue streams across the lifecycle of the device rather than just a one-time monetization opportunity at point-of-sale.

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Increasing Consumption of Video Content: Average weekly video viewing has increased 10%, from 40 hours per week in 2015 to 44 hours per week in 2020, driven by a number of factors, including increased availability of content catering to various consumer tastes and preferences, new platforms for consumption such as personal devices (e.g., mobiles and tablets), and recent disruption from the COVID-19 pandemic. Consumers are increasing their spend on entertainment devices that deliver superior experiences and simplify the consumption of content across multiple platforms and devices. Omdia S.A. estimates revenues from the shipment of these platforms and devices in North America alone (including TVs, Smartphones, Tablets and PCs, Streaming Media Players, connected Blu-Rays, and Video Game consoles) are expected to surpass $190 billion in 2023 and continue to grow by 3% year-over-year to 2025.

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Growth Connectivity in Cars and the Future of Semi-Autonomous and Autonomous Vehicles: As the automobile dashboard interface becomes more integral to the in-car experience, purchasing a car for its infotainment capabilities start to move up on the list of consideration for car buyers. A McKinsey survey reported that 37% of consumers state they’re eager to switch to cars with increased connectivity and nearly half of high-end auto consumers express an interest in exploring the digital capabilities of their new cars. The transformation of in-car media will happen in content format, consumption mode and the vehicle interface. Autonomous and semi-autonomous driving technologies have made significant progress over the last several years and passenger cars are widely expected to be fitted with autonomous driving features. As autonomous driving technologies become mainstream, cars will become a common place for media consumption. Over time consumers will place significant importance on the quality of media delivery and will expect the quality of media in the car to be comparable to media quality in their living rooms.

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Increasing Use of “Smart” Devices: Consumers have long relied on smartphones enabled with virtual assistants, talk-to-text, and other intelligent features, and increasingly want other home devices (as well as their automobiles) to be enabled with similar smart capabilities. “Smart” devices have created attractive opportunities to deliver personalized content discovery and highly differentiated experiences in the car, on par with consumers’ home media devices.

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New Use Cases for Edge AI Computing: AI and machine learning (“ML”) based technologies are finding new use cases in consumer devices and technologies at a rapid rate. Similar to consumer reliance on smart phones, consumers increasingly expect their smart speakers, virtual assistants, security cameras, and other devices to learn user behavior and adapt to it. However, consumer privacy and data protection are critical features that limit the ability to transfer personal data from the device to the cloud for computing, further limited by challenges such as low bandwidth and unreliable connectivity. AI/ML capabilities need to be built into consumer devices to fully leverage AI/ML capabilities and deliver the experience users expect. The shift toward edge-based device capabilities is creating a potentially massive opportunity for semiconductor components that are AI/ML capable, have low power requirements, and can be produced at reasonable cost.

Strategy

Our product segment focuses on creating extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it, in a way that is more intelligent, immersive and personal:

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Pay-TV: We transform the traditional television user experience from linear MVPD with cloud-based DVR to an immersive, intuitive and hyper-personalized experience. Our iconic user experience enables consumers to navigate to the entertainment they love faster than ever. Content-first and AI-powered, it’s the one place for today’s amazing TV shows, movies, sports and more across live, recorded, on- demand and streaming TV. Brilliant imagery and relevant, personalized recommendations make the experience more enjoyable and engaging, everywhere people watch.

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Consumer Electronics: We create memorable entertainment experiences at every turn. With clear, bright visuals and heart-pounding, immersive sound, we’re everywhere people listen, watch and play – at the movies, throughout the home and on the most popular mobile devices and gaming platforms. Also, we are developing our machine-learning capabilities through our Perceive subsidiary which delivers datacenter-class accuracy and performance to edge-based devices at ultra-low power, performing tasks such as face recognition, and audio/video event detection.

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Connected Car: We transform the automotive experience by bringing high-quality multimedia and personalization to the connected car, just like at home. We immerse drivers in more of their favorite audio content, with crystal-clear, subscription-free digital radio. We give drivers confidence, as vehicles with our AI-powered in-cabin sensing solutions improve the safety, comfort and security of everyone in the car. With autonomous vehicles evolving consumer expectations, we are innovating to create the dashboard of the future, accommodating more types of entertainment, from video to gaming and more.

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Media Platform: We reach highly engaged consumers wherever they watch. We endeavor to connect advertisers and entertainment producers to audiences they can’t reach on other platforms, thanks to our content-first user experience that monetizes live and streaming TV across devices. Our unique footprint includes millions of traditional, linear TV households, where we deterministically capture viewership throughout the home, as well as anyone streaming from our ad-supported content network. With users searching less and watching more, networks and studios grow audiences, while consumer brands build incremental exposure to their campaigns over time.

The following table sets forth our revenue percentages by product categories for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
	2022	2021
Pay-TV	48%	56%
Consumer Electronics	31	19
Connected Car	17	19
Media Platform	4	6

Total revenue	100%	100%

	Six Months Ended June 30,
	2022	2021
Pay-TV	51%	54%
Consumer Electronics	28	22
Connected Car	17	19
Media Platform	4	5

Total revenue	100%	100%

The following table sets forth revenue percentages by product categories for the years ended December 31, 2021,

2020 and 2019:

	Years Ended December 31,
	2021	2020	2019
Pay-TV	54%	44%	0%
Consumer Electronics	21	30	59
Connected Car	18	21	41
Media Platform	7	5	0

Total revenue	100%	100%	100%

The revenue percentages by product category for the years ended December 31, 2021, 2020 and 2019 are not comparable due to the effects of the Mergers consummated during the year ended December 31, 2020.

Pay TV

Our Pay-TV business delivers a range of UX solutions servicing Pay-TV operators on a world-wide basis with products that address the evolving user experience around TV content consumption, creating a truly unified media experience. Immersive, intuitive and hyper-personalized, our iconic user experience gets people to the entertainment they love faster than ever. Content-first and AI-powered, it’s the one place for today’s amazing TV shows, movies, sports and more across live, recorded, on-demand and streaming TV. Brilliant imagery and relevant, personalized recommendations make the experience more enjoyable and engaging. We integrate virtual channels of internet-delivered video directly into the consumer’s primary video consumption platform to provide universal search, discovery and consumption regardless of where the content originates. Our solutions make it easy for consumers to find, watch and enjoy content. The following are some of the key solutions we license to operators.

Electronic Program Guides

Electronic Program Guides is our interactive program guide offering that includes intuitive, easy-to-use TV listings navigation plus integrated VOD and DVR capabilities.

Our UX Solutions:

•	allow service providers to customize certain elements of the interactive program guide for their customers and to upgrade the programming features and services they offer;

•	provide content producers with a platform for monetizing their content;

•	allow viewers to build their own entertainment bundle to truly personalize their experience with current and future program information; and

•	are compatible with service providers’ linear, network DVR, Start-Over/Catch-Up subscription management, PPV and VOD services.

We currently offer UX Solutions to service providers under the TiVo, iGuide and Passport brands in the U.S., Canada and Latin America. Service providers generally pay us a monthly per-subscriber fee to license our UX Solutions. We also offer UX Solutions to the consumer electronics industry under the G-GUIDE brand in Japan. Our UX Solutions may include advertising and we typically share a portion of the advertising revenue with the service provider. Such advertising revenue tied to our UX Solutions is included in the Media Platform category described below.

IPTV Solutions

The TiVo IPTV Service is our most advanced platform, offering a fully integrated, cloud-based solution that powers the TiVo client software which operates on set-top-boxes in consumer homes, as well as applications that operate on third-party software platforms, such as iOS, Android, and bring-your-own-device (BYOD) streaming devices that power tablets, smartphones and streaming devices. Our IPTV solution supports multiple services and applications, such as TV programming, broadband OTT video content, digital music, photos and other media experiences. The cloud-based service manages interaction with the clients, automatically connecting TiVo-enabled devices to provide program guide data, content recommendations, media promotion, advertising, broadband content and client software upgrades. We have enabled the TiVo client software to operate on set-top-boxes as well as Android TVTM boxes and streamers from a variety of manufacturers, for deployment in MVPD networks. We also enable a full suite of cloud-based IPTV experiences, including internet protocol linear, VOD, start-over, catch-up and network DVR. We allow Pay-TV operators the flexibility to transition to IPTV while utilizing their current infrastructure to take advantage of internet video and OTT content. Our IPTV solution allows set-top-boxes to operate in multiple settings in the home. Over the past few years, the TiVo client software has undergone a significant restructuring of the source code. In addition to developing a new look and feel, our next generation IPTV service platform integrates all of our most advanced technologies and solutions, including advanced cross-platform conversational voice search, personalized recommendations, predictions and insights, rich video metadata, robust data collection and new back-office capabilities. These advanced technologies allow our hardware partners’ devices to connect with third-party consumer devices and services to enable both existing and future functionality.

TV as a Service IPTV Program

We also offer a Managed IPTV Service that is a customizable, cloud-enabled, end-to-end streaming video solution that enables operators to quickly launch a branded, fully compliant, full- featured Pay-TV service that leverages devices such as Apple TV, Android TV, and Amazon Fire TV.

Our Managed IPTV Service enables broadband operators, 5G network providers and cable operators to offer TV-as-a-service without having to invest in video head-end infrastructure or end-user set-top-boxes. Our TV as a Service IPTV solution includes a full cable programming lineup with local channels, DVR, recommendations, Dynamic Ad Insertion and more, all with the same ease as signing up for and using top streaming services.

Video Metadata

Our metadata products are a critical component of delivering an interactive entertainment experience. We offer one of the industry’s most comprehensive metadata library covering television, sports, movies, digital-first, celebrities, books, and video games. We develop our metadata through a technology platform that combines machine learning techniques and platform-mediated work with our proprietary and patented knowledge graph technology. Our focus on quality, robustness and consistent international depth has made us a recognized leader in entertainment metadata services worldwide.

We offer several metadata and service offerings, including the following: schedules, listings, app content linking services, and advanced metadata such as moods, tones, themes and topics. Customers typically pay us a monthly or quarterly licensing fee for the rights to use the metadata, receive regular updates, and integrate metadata into their own service. We deliver metadata using real-time APIs and as bulk data files depending on customer requirements.

Personalized Content Discovery, Natural Language Voice and Insights

Personalized Content Discovery with conversation services provides our customers (including content owners and applications, CE device manufacturers, and application/service developers and providers) with a way to enable their customers (the device user) to quickly find, discover and access content across linear broadcast television, VOD, DVR, and OTT sources. The ongoing investment in our Personalized Content Discovery platform enables us to provide some of the most advanced capabilities in media personalization, prediction and voice search. The advanced algorithms of our technology understand the nature and relationship of content information and the context surrounding a user’s behavior to deliver an advanced personalized content discovery experience. Results can be generated through traditional text entry, voice interaction, or through our content recommendations. Our natural language voice solution, when combined with our advanced search and recommendations technology, enables a conversational interaction between a viewer and their content experience. Engagement behaviors are then analyzed and may be optimized through our Insight platform, thereby providing our customers with the ability to continuously engage and improve the consumer experience, with the ultimate goal of reducing churn.

Legacy TiVo DVR Subscriptions

We offer a direct-to-consumer retail TiVo subscription in North America. The TiVo Service Platform includes a modular front-end that allows the basic platform to be used by hardware manufacturers to build set-top-boxes that support digital and analog broadcast, cable, internet TV, OTT and VOD services. Consumers purchase TiVo DVRs and companion TiVo Mini whole-home devices for a user experience upgrade to the set-top-box experience provided by a standard cable service.

Our customers apply these technologies to Pay-TV, internet TV, and video services from virtual service providers, content producers, and CE manufacturers. Customers typically pay us a per-subscriber or per-device fee. Our search and recommendation solutions are widely deployed with many leading Pay-TV service providers including Charter Communications Inc. and Vodafone Group Plc.

UX Business Operations and Technical Support

Our UX business has the following technical support and certification operations to support our products:

•	we provide training, technical support and integration services to Pay-TV service providers who license our products;

•	we operate the internet-based services required for our service offerings, including data delivery, search, recommendation, advertising, device management and media recognition;

•

we provide broadcast delivery of television programming data and advertising to UXs on TVs and set-top-boxes in major European markets and in Japan. In North America, we deliver similar programming and advertising data via the internet;

•	we support our customers with porting and engineering services to ensure our interactive program guides and DVRs operate properly; and

•	we also provide customer care for UX and DVR customers to resolve data, advertising and consumer functional issues.

Consumer Electronics

Our Consumer Electronics business provides technology solutions delivered to our customers to enhance their entertainment experience in the home and on-the-go. Below are some of the key solutions we license:

Home and Mobile Audio Solutions

Our solutions consist of premier audio technology for high-definition entertainment experiences. Our DTS codec is designed to enable recording, delivery and playback of immersive high-definition audio and is incorporated by hundreds of customers around the world into an array of consumer electronics devices. We provide products and services to entertainment media ecosystem partners such as motion picture studios, game developers and other content creators to facilitate the inclusion of compelling, realistic DTS-encoded audio within their content. This in turn allows consumers to experience immersive and compelling audio wherever they choose to enjoy it. Home and mobile devices that incorporate DTS audio codec technology include TVs, PCs, smartphones, tablets, set top boxes, video game consoles, Blu-ray Disc players, audio/video receivers, soundbars, wireless speakers and home theater systems. We also offer DTS post-processing audio solutions designed to enhance the entertainment experience for users of consumer electronics devices, particularly those subject to the physical limitations of smaller speakers, such as TVs, PCs and mobile devices. In 2018, we launched the IMAX Enhanced program, which we manage and license to consumer electronics customers worldwide to deliver the ultimate home cinema experience with unique IMAX cinematic content that leverages the DTS:X audio format to deliver signature IMAX audio mixes. In addition, our DTS Play-Fi technology leverages our audio and technology expertise to enable a variety of high-quality audio playback options across wireless speakers, set-top-boxes, TVs and mobile devices.

The proliferation of connected devices that can support streaming and downloadable content has made our active participation within the digital ecosystem increasingly important, as the availability of DTS-encoded content helps drive consumer demand for electronics that support DTS technologies.

Our immersive audio solutions, such as DTS-HD and DTS:X, empower content creators and are supported by all major Hollywood studios, many cinema operators in the U.S. and Asia, and leading streaming service providers in the U.S., Europe and Asia. We have licensed our audio technologies and related trademarks to substantially all the major consumer electronics product manufacturers worldwide. These customers include Denso, Harman, Hisense, LG, Microsoft, Panasonic, Samsung, Sony, and others.

Traditionally, our audio technologies are delivered as software code on IC chips. We license a defined and limited set of rights to incorporate our technology onto IC chips, and the IC manufacturers deliver these chips to our customers, the consumer electronics product manufacturers. We also work closely with the world’s leading IC manufacturers to support our technologies on the new programmable architectures that enable our customers to deploy our technologies in their consumer electronic products. Our IC partners specialize in key vertical markets and work closely with us to enable our latest technologies for these programmable parts. Together, we license solutions to our consumer electronics manufacturers.

We have devoted significant time and resources to develop a broad range of solutions with key partners including Amlogic, Analog Devices, Cadence, Cirrus Logic, Mediatek, Mstar, NXP, Qualcomm, Realtek, Synaptics, Texas Instruments, and others.

Perceive

Our Perceive subsidiary delivers silicon and software solutions for edge inference, enabling the device to gather data in the field utilizing artificial intelligence and providing two differentiating factors: low power and high performance. Perceive’s Ergo chip and associated software deliver breakthrough innovation – delivering datacenter class accuracy and performance at ultra-low power, performing tasks such as face recognition, and audio/video event detection. These solutions are expected to have initial market applications in consumer security cameras and doorbells, laptops, PCs, advanced wearables and other battery powered consumer devices, made by industry leaders.

Connected Car

We group our Connected Car business into three main categories based on the products delivered to our customers: HD Radio, Automotive Connected Media, and In-Cabin Monitoring Solutions.

HD Radio

HD Radio is the only digital terrestrial broadcast system approved by the FCC for AM/FM radio in the U.S., offering additional channels, crystal-clear sound and advanced data services with no subscription fees. HD Radio enables a high-quality in-vehicle radio experience with innovative features and digital capabilities such as real time traffic and weather updates.

HD Radio technology enables digital AM/FM broadcast radio, which we believe creates significant benefits to all participants in the radio broadcasting ecosystem. HD Radio is supported by more than 2,400 radio stations, including 98 of the top 100 most listened to stations in the U.S. Furthermore, we believe HD Radio provides compelling advantages to consumers over traditional radio as listeners enjoy upgraded audio quality, expanded content choices, content information (such as song and artist names) and new digital services.

Our HD Radio technology is incorporated into several of our automotive partners’ products, including vehicles from Acura, Audi, BMW, Ford, Honda, Hyundai, Tesla, and Toyota, among many others.

DTS AutoStage

DTS AutoStage is our comprehensive automotive infotainment offering integrating industry- leading music and audio entertainment metadata, media search and discovery and our DTS premium audio solutions. DTS AutoStage is a global system that enables car makers to utilize a single platform to deliver an enhanced radio experience across different analog and digital broadcast systems deployed regionally. Using an internet protocol connection installed in a vehicle, DTS AutoStage delivers an innovative analog AM/FM and digital (DAB and HD Radio) experience by pairing broadcast programming with internet-protocol-delivered content. Daimler launched the first series of automobiles featuring the DTS AutoStage platform in September 2020.

DTS AutoSense In-Cabin Monitoring (“ICM”)

Built upon our legacy as a pioneer in computational imaging solutions, DTS AutoSense includes driver monitoring systems (“DMS”) and occupant monitoring systems (“OMS”) to enable a full suite of detection and analysis products for automakers. These technologies enable state-of-the-art attentiveness assessment and fatigue detection for the driver as well as in-cabin monitoring and customization options, based on occupant detection and analysis.

International agencies that publish automotive safety ratings are increasingly requiring in-cabin sensing solutions to award automakers high safety ratings. To meet these requirements, DTS AutoSense Occupancy Monitoring System is dedicated to saving the lives of vehicle passengers and drivers and to improving the in-cabin experience. DTS AutoSense is effective even if vehicle passengers/occupants are masked, and includes child seat detection, child presence detection, occupant detection, emotion detection, and passenger authentication. DTS AutoSense OMS uses a single camera and leverages our extensive experience with image processing for over 20 years and artificial intelligence. The solution’s advanced computer vision and machine learning techniques enable vehicles to sense, in real time, the presence of occupants and objects (for example, a laptop accidentally left in the vehicle). The technology can also enable personalization of infotainment recommendations, such as playlists, content, volume of music, choice of radio station options, in-cabin temperature adjustments or any setting that can be adapted to a user’s specific taste. Working together the OMS and DMS provide insights into activity inside the vehicle, including the driver, passengers, pets and objects. BMW launched the first automobiles with DTS AutoSense in 2021.

Media Platform

Media Platform provides industry-leading technology that enables extraordinary experiences as consumers find, watch, and enjoy their favorite media entertainment on connected devices. We license proprietary streaming middleware solutions, and we connect advertisers and entertainment producers to audiences they can’t reach on other platforms due to our content-first user experience that monetizes live and streaming TV across devices. Our unique footprint includes millions of linear TV households, where we capture viewership throughout the home, as well as anyone streaming from our ad- supported content network. With users searching less and watching more, networks and studios grow audiences, while consumer brands build incremental exposure to their campaigns over time.

Media Platform includes the recently acquired Vewd Smart TV video app framework and core middleware solution, TiVo OS, our evolving proprietary media operating system, consumer devices that leverage the TiVo OS (TiVo Stream 4K), future potential consumer devices that leverage the TiVo OS (connected TVs and connected cars), and the monetization of TiVo OS.

The Vewd Smart TV video app framework and core middleware solution is licensed to leading Smart TV OEMs and serves as an integral part of TiVo OS. It provides OEMs flexibility in choice of SOC partners and ensures compliance with regional broadcast streaming standards when OEMs choose our TiVo OS solution. This provides cost advantages to customers and solves a key market entry barrier when addressing global streaming markets that have a fragmented regulatory standards environment. Vewd solutions have shipped on hundreds of millions of Smart TVs and other streaming devices.

TiVo OS is monetized in several ways: through ad-supported video content displayed on TiVo OS client-connected devices; subscription video-on-demand, virtual multichannel video programming distributor (“vMVPD”) service bounties and revenue shares facilitated by TiVo OS client connected devices; on screen display advertisements on TiVo OS client connected devices; data licensing of anonymous behavior data sourced from TiVo OS client connected devices, off-platform ads leveraging TiVo OS client connected device data, and other opportunities on device clients that connect to and leverage TiVo OS.

Revenue in this category will be driven primarily by expanding the active footprint of client-connected devices utilizing the TiVo OS, increasing user engagement with media via the TiVo OS, and successfully executing monetization tactics.

Platform – TiVo OS

TiVo OS leverages the key technologies and services that enable consumers to easily find their favorite media entertainment across an increasingly fragmented content service provider landscape. TiVo OS is built upon over 25 years of experience in media technology development learnings, and services more than 20 million TiVo DVR service households.

TiVo OS enables ubiquitous footprint scale required by content service providers, advertisers, and other ecosystem partners; drives platform consumer engagement by leveraging proprietary content discovery, display, and delivery technologies; and serves as a control mechanism to ensure extraordinary experience quality for consumers.

TiVo OS deploys our proprietary video app framework and core middleware solution that provide OEMs flexibility in choice of SOC partners and ensure compliance with regional broadcast streaming standards when OEMs choose our TiVo OS solution. This provides cost advantages to customers and solves a key market entry barrier when addressing global streaming markets that have a fragmented regulatory standards environment.

TiVo OS scales across client-connected devices by creating and deploying uniform micro services across multiple endpoints to direct device provisioning, account management, firmware updates, media discovery, voice services, content service provider integration, ad delivery, usage reporting, and other future needs. Upon integration of a content service provider’s media catalogue and service with TiVo OS, it is rapidly deployed across multiple client-connected devices with minimal customization. Additionally, advertisers can plan campaigns across multiple client-connected devices to reach their intended audiences leveraging TiVo OS singular ad delivery service.

TiVo OS drives industry-leading consumer engagement by delivering rich metadata, personalization, natural language understanding and voice control, and content integration services. TiVo OS provides client-connected devices with rich metadata including imagery and content descriptors, inviting consumers to continually engage with media. TiVo OS provides industry-leading content recommendations based on AI-defined insights encouraging consumers to continually discover their next new favorite. These insights are derived from anonymous behavioral data combined with multiple on-device and off-device contextual variables. TiVo OS provides best-in-class voice services and natural language understanding providing customers an effortless navigation and media discovery experience. This voice technology is media platform optimized, based on proprietary AI-produced insights derived from an entertainment-based knowledge graph. TiVo OS uniquely brings services from long-time partners such as Disney, Sling, and YouTube TV, among others, and seamlessly integrates local TV, free ad-based TV and the most popular AVOD, SVOD and vMVPD services. As the TiVo OS footprint increases, the inventory of Free Ad Supported TV and Ad-supported Video on Demand (“AVOD”) services such as our own TiVo+ network increases and provides a robust opportunity to monetize this unique connected TV advertisement inventory. This inventory is further enriched based on anonymous user behavioral data collected from the TiVo OS devices.

Devices – TiVo Stream 4K

TiVo Stream 4K is a best-in-class streaming media player that currently leverages components of TiVo OS with market-leading networking, video and sound technologies to provide a powerful hardware platform on which TiVo OS can operate to upgrade any screen with an HDMI connection to a smart, connected device. TiVo Stream 4K is sold via online and traditional retail channels as well as through broadband partners seeking to provide a vMVPD service and streaming media player bundled offerings to their customers.

Devices – TiVo OS for TV

TiVo OS for TV is a Linux-based Smart TV operating system that leverages TiVo OS technologies, features, and capabilities. We expect the TiVo OS platform for Smart TVs to launch in 2023 or 2024.

TiVo OS for TVs will leverage TiVo OS micro services to direct device provisioning, account management, firmware updates, media discovery, voice services, content service provider integration, ad delivery, usage reporting, and other future needs. It also leverages TiVo OS content onboarding and delivery process to rapidly deploy a content service provider’s media catalogue and services with minimal customization. Lastly, the solution leverages TiVo OS singular ad delivery service to plan and ad execute campaigns to reach intended TiVo OS for TVs users.

TiVo OS for TVs will be licensed as a software-as-a-service to consumer electronic OEMs and will include the right to monetize all or part of the end-user content engagement over the life of the product. For Tier 2 and Tier 3 Smart TV OEMs, TiVo OS will provide a platform to participate in the fast-growing connected TV monetization value chain with scale and cross platform end-user insight not available to OEMs on a standalone basis.

Monetization – TiVo OS

TiVo OS is primarily monetized through video or display advertisement impressions; subscription video on demand and pay TV service bounties and revenue shares; TV viewership data licensing; off-platform connected TV ads; and other opportunities on device clients that connect to and leverage TiVo OS.

As the platform scales, we expect to monetize through the following vehicles:

•	Ad Supported Content: The sale of ad inventory on services, including our own TiVo+ and certain third-party AVOD services.

•	SVOD and MVPD Services: Revenue shared by SVOD and virtual MVPD services on new user subscriptions activated or re-activated through our OS platform.

•	Home Screen Ad Placements: Ad placements on the TiVo OS platform’s home screen by streaming services, studios, and other consumer brands.

•	Data Licensing: Revenue from advertisers, advertising agencies, and networks to license data generated from TiVo platforms to inform their ad buying decisions.

•	Off-Platform Ads: Household identifications taken from the TiVo OS platform and used to target on other media sources.

Monetization – TV Viewership Data

We offer TV viewership data with program airings data for millions of households. Broadcasters, MVPDs, content producers, advertising agencies and advertisers that utilize our TV viewership data can activate subscribers’ TV viewership alone or in combination with third-party data sources using industry-leading data safe havens to target promotions and advertising directly, or through third-party viewer segments, to monetize their subscriber customer base.

Monetization – Advertising Solutions

We provide advertisers with nationwide or regionally targeted advertising on our various owned or operated devices. Advertisers place ads in a variety of display formats in both traditional linear television and digital advertising for internet delivered content, seamlessly incorporated into the user interface. Utilizing our Personalized Content Discovery platform, we also target content promotions as “paid search” by directly including the sponsored content in user interface’s recommended content carousel. We work with service providers bundling their non-TiVo advertising inventory with our native inventory, thereby giving us a more significant national footprint.

Growth Factors

There are several facets of our product growth strategy. These growth drivers include: the delivery and monetization of the TiVo OS onto TVs, proliferation of in-cabin monitoring (AutoSense) and connected radio (AutoStage) solutions into the connected car market, increased adoption of our IPTV solutions in the Pay TV market, and unit growth in consumer electronics from in-home Wi-Fi solutions (Play-Fi) and IMAX Enhanced. We have a long track record of developing premium solutions for the marketplace that provide an extraordinary experience for end users.

Competition

Pay-TV

There are a number of companies that produce and market advanced media solutions such as UXs, interactive program guides, DVRs, search, recommendation, natural language voice, metadata, and advanced data and analytics in the various formats which compete, or we believe will compete, with our products and services over time. Principal competitive factors include brand recognition and awareness, product and service functionality, innovation, ease of use, personalization, content access and availability, mobility and pricing. While we are competitive across this range of factors, we believe our primary competitive differentiation includes our ability to integrate all our products to create unique value to our customers and the depth and breadth of our IP portfolio.

Our Platform faces competition from companies such as Synamedia, MediaKind, Kudelski, Enghouse Systems Limited, and from solutions developed by multiple system operators such as Comcast X1 and Liberty Global plc’s Horizon Media, which have created competing products that provide user interface software for use on set-top-boxes and CE and mobile devices. Such companies may offer more economically attractive agreements to service providers and CE manufacturers by bundling multiple products together. We face competition for our Pay-TV product offerings from customers who choose to build their own interactive program guide and DVR solutions. We believe that we provide a strong alternative to “do-it-yourself,” as we have innovative, high-quality products ready to be implemented, with local and network DVR, integrated data distribution infrastructure and content, as well as third-party services (such as VOD services). We differentiate our products by continuing to integrate our broad portfolio of products into a suite of solutions and services for our customers. We believe our solutions speed our customers’ time to market, are superior to “do-it-yourself” products, and can be deployed at a lower cost than internally built products.

In video metadata, we compete with other providers of entertainment-related content metadata such as Gracenote (a subsidiary of Nielsen Holdings plc) and Ericsson Group’s Red Bee Media, as well as a number of local metadata providers. While we do not believe that our competitors’ metadata sets offer the same comprehensive breadth of focus on media exploration, discovery, and management in as many regions of the world as we do, they present competition to our metadata business for each of their areas of focus.

Consumer Electronics

Our audio licensing products face competition from other third-party providers of similar solutions as well as internal engineering and design groups among industry IC provider and consumer electronics manufacturers.

Our primary competitor is Dolby Laboratories, which develops and markets, among other things, high-definition audio products and services. Dolby’s long-standing market position, brand, business relationships, resources and inclusion in various industry standards provide it with a strong competitive position.

In addition to Dolby, we compete in specific product markets with companies such as Fraunhofer IIS and various other consumer electronics product manufacturers. Many of these competitors have a wide variety of strengths that afford them competitive advantages, such as longer operating histories, greater resources, greater name recognition, or the ability to offer their technologies for a lower price or for free. We have historically competed effectively against these companies due in part to position our brand as a premium offering that contains superior proprietary technology, the quality of our customer service, our inclusion in industry standards and our industry relationships.

Connected Car

Our HD Radio and DTS AutoStage solutions face competition from subscription-based digital service providers such as Sirius/XM, Pandora, Gracenote, and other digital audio and data service providers.

Our in-cabin monitoring technologies broadly compete with other image processing software vendors targeting the automotive industry, such as SmartEye and Seeing Machines, as well as engineering and design groups of tier one automotive suppliers that seek to provide similar technologies by employing different approaches with their internal teams.

Media Platform

TV Audience Data. We collect and analyze audience research data in an area where companies such as comScore, Inc. and Nielsen Holdings plc and other online data analytics companies compete for research spend from advertisers, advertising agencies and television networks. Other large companies are also focusing resources in this area including Comcast, Meta Platforms Inc. (Facebook) and Alphabet, Inc.’s Google business. Many of our existing customers are investing in platforms to enable their businesses with these capabilities. We believe that there is a significant opportunity for us as an independent data and technology provider, with proprietary access to critical data assets associated with consumers’ engagement with entertainment media.

The TiVo Stream 4K. We compete against products with on-demand OTT streaming capabilities offered by internet CE manufacturers. For example, many CE manufacturers have television or internet-enabled streaming devices for accessing video over the internet such as Apple TV, Amazon Fire TV, Google Chromecast and Roku. TVs with integrated streaming capabilities from manufacturers such as Samsung, Vizio and LG also represent competition to the TiVo Stream 4K.

TiVo OS. We compete for Smart TV platform support with Roku, Alphabet, Inc’s Google TV and Amazon’s FireTV. We believe the overall OTT streaming market growth, our differentiated end-user solution, and our more inclusive business model for Tier 2 and Tier 3 Smart TV OEMs represents an opportunity where we can establish a strong niche position.

In approaching content owners, advertisers and ad agencies to participate in the TiVo OS platform, we are competing with the same platforms and TV OEMs operating their own TV operating systems such as Samsung, Vizio and LG. In this fast-expanding connected TV advertising market, we believe our cross-platform data insight from Pay-TV and TiVo OS households will allow us to create and promote a unique and compelling offering for advertisers.

Over time, we expect to see new competitors and other competing technologies emerge.

Intellectual Property Portfolio

We operate in an industry in which innovation, investment in new ideas and protection of our intellectual property rights are critical for success. We protect our innovations and inventions through a variety of means, including, but not limited to, applying for patent protection domestically and internationally.

At the time of the distribution, we anticipate having approximately 737 United States issued patents and 194 patent applications, as well as approximately 957 foreign issued patents and 314 patent applications. The last of the issued patents to expire is in 2041.

To facilitate our separation and distribution and allow our and Adeia’s operations to continue with minimal interruption, we expect to enter a series of intellectual property license agreements. For more information, see the section entitled “Certain Relationships and Related Party Transactions.”

Property

We lease our principal corporate headquarters in San Jose, California with approximately 127,000 square feet, where we house administrative, sales, marketing and research and development personnel. We also own a building in Calabasas, California with approximately 89,000 square feet, which houses administrative, sales, marketing and research and development personnel. We also lease facilities in other locations, including Canada, China, India, Japan, Mexico, Poland, Republic of Ireland, Romania, Singapore, South Korea, Taiwan, the United Kingdom and the United States. We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space, to the extent needed, will be available in the future on commercially reasonable terms.

Human Capital Resources

The opportunities for our success and growth depend in large part on our ability to attract, develop, and retain a talented and engaged workforce. In particular, we are competing for technical talent and we need to offer not only robust and attractive compensation packages but also provide broad opportunities for our employees to make an impact, grow, and develop. As of June 30, 2022, we had a global talent base consisting of approximately 1,800 full-time employees, excluding approximately 275 employees who joined the Company on July 1, 2022 in connection with the Vewd Acquisition.

To enable our talent to actively contribute to – and have a positive impact on – the overall business and culture, we have developed a set of programs and initiatives that include competitive compensation and benefits offerings, skills and management development, diversity and inclusion initiatives, goal and performance management, and succession planning. In support of these efforts, our Board of Directors monitors these programs and initiatives and provides guidance and feedback as appropriate. Our goal is to provide a work environment that empowers our teams and enables them to enjoy a healthy and productive work-life balance for themselves, their families, and their community.

Our incentives are based on merit and we have a strong pay-for-performance culture. We benchmark our total rewards annually to ensure our compensation and benefit programs remain competitive with industry peers. Our compensation framework for employees reflects a combination of fixed and variable pay including base salary, bonuses, performance awards, and stock-based compensation. We offer employees benefits that vary by country and are designed to meet or exceed local laws and are competitive in the marketplace.

We invest in the career growth of our employees by providing a wide range of development opportunities, including face-to-face, virtual, social and self-directed learning, mentoring, coaching, and external development. Annual assessments are performed to identify talent needs based on department goals and to evaluate how each function is positioned from a talent perspective. We believe in the principles of a learning organization and strive to provide continuous educational opportunities for our employees. In 2020, we invested in a global online learning platform. More than 200 courses and programs have been created, offering a wide range of skill development opportunities for employees to become more knowledgeable and effective in their roles. Additionally, we also offer customized leadership and management development programs for our management teams.

We leverage our manager ecosystem, coupled with industry-standard performance management tools, to align corporate goals with employee objectives. Employees are encouraged to create and align individual, functional and team-based goals, track performance against goals, write self-evaluations, and solicit feedback.

We have demonstrated support and commitment to developing a culture of non-discrimination and embracing diversity and inclusion throughout our workforce. Our current employee resource groups represent the LGBTQ+ community, the black community, women, and veterans. We also have formed a Diversity and Inclusion council comprised of all levels of employees and senior executives. The purpose of the council is, among other things, to identify and address issues of diversity and inclusion through multiple and unique perspectives from a diverse group of our employees. In June 2020, we joined the business coalition in support of the Equality Act, a measure that supports federal legislation that would provide the same basic protections to LGBTQ+ people as are provided to other protected groups under federal law. Additionally, we comply fully with California’s board diversity legislation that requires a minimum number of female directors and directors from underrepresented communities.

We measure employee experience by collecting insight and understanding of engagement and satisfaction. We use an employee engagement survey, executive roundtables and employee focus groups to solicit input. Task forces are regularly created to identify and address gaps which result in changes to policies and practices and benefits offerings. A recent survey to assess employee well-being during the initial working-from-home period related to the COVID-19 pandemic resulted in the payment of working-from-home stipend to employees which covered certain costs associated with setting up home offices.

During the ongoing COVID-19 pandemic, we have focused on the health, safety, and well-being of our employees. We have:

•	established office reentry guidelines consistent with CDC and local government mandates;

•	conducted a working-from-home survey to pulse check employee well-being;

•	offered various training and learning opportunities, including relevant trainings to help employees better manage remote working, childcare, social isolation and other challenges;

•	enhanced internal communications strategies using multiple vehicles such as a corporate intranet, Zoom, Slack, videos and other communication media to ensure connection and contacts with employees;

•	provided several well-being offerings and events, including online yoga, Headspace (a mindfulness app); and

•	various online contests, and virtual happy hours.

None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We have not experienced any organized work stoppages and we consider the relationships with our employees to be positive.

Climate Change

Xperi published its first Environmental, Social and Corporate Governance (“ESG”) report on February 7, 2022, which can be found at Xperi’s website home page.

Using insights we gleaned from the development of our inaugural materiality assessment, we developed an ESG program around three key focus areas: Culture & Belonging, Community Impact, and Resilience. Our Resilience pillar includes a focus on reducing the impact of climate change. We have already taken steps to reduce our carbon footprint through actions such as increasing energy efficiency within our office buildings and reducing and migrating the majority of on-premise IT assets towards more energy efficient solutions. At the beginning of 2022, we began the exercise of measuring our greenhouse gas baseline emissions and will establish associated goals linked to that activity, and we intend to present those goals in a subsequent ESG report.

Legal Proceedings

In the normal course of our business, we are involved in legal proceedings. In the past, we have litigated to enforce the terms of license agreements, to protect trade secrets, and to defend ourselves or our customers against claims of infringement or invalidity. We expect to continue to be involved in similar legal proceedings in the future. Although considerable uncertainty exists, our management does not anticipate that the ultimate disposition of these matters will have a material adverse effect on our results of operations, combined financial position or liquidity. However, the ultimate liabilities could be material to our results of operations in the period recognized.

BOARD OF DIRECTORS AND MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information regarding individuals who are expected to serve as our executive officers, including their positions, after the distribution. While some of these individuals currently serve as executive officers of Xperi, after the distribution, none of our executive officers will be executive officers or directors of Adeia.

Name	Age	Position with Xperi Inc.
Jon E. Kirchner	(54)	Chief Executive Officer, President and Director
Robert Andersen	(58)	Chief Financial Officer
Geir Skaaden	(55)	Chief Products and Services Officer
Matt Milne	(54)	Chief Revenue Officer

There are no family relationships among any of the officers named above. Each of our officers will hold office from the date of election until a successor is elected. Set forth below is information about the executive officers identified above.

Jon Kirchner. Mr. Kirchner will be appointed to our board of directors and appointed as our Chief Executive Officer and President upon the consummation of the spin-off. Mr. Kirchner has served on the board of directors and as Chief Executive Officer of Xperi since June 2020 following the Mergers. Previously he served as Chief Executive Officer of Xperi Corporation beginning in June 2017. Prior to that, Mr. Kirchner was President of Xperi Corporation following the completion of the acquisition of DTS in December 2016. Mr. Kirchner served as DTS’s chairman of the board of directors and Chief Executive Officer from 2010 to December 2016 and had been a member of DTS’s board of directors from 2002 to December 2016. He served as DTS’s Chief Executive Officer from 2001 to 2010 and served in a number of senior leadership roles at DTS from 1993 to 2001. Prior to joining DTS, Mr. Kirchner worked for the consulting and audit groups at Price Waterhouse LLP (now PricewaterhouseCoopers LLP). Mr. Kirchner holds a B.A. in economics from Claremont McKenna College.

Robert Andersen. Mr. Andersen has served on our board of directors and as our Chief Financial Officer and Secretary since August 2022. Mr. Andersen will continue to serve as our Chief Financial Officer upon the consummation of the spin-off. Mr. Andersen is the Chief Financial Officer of Xperi. Prior to the Mergers, he served as Executive Vice President and Chief Financial Officer of Xperi Corporation. Mr. Andersen joined Xperi Corporation in 2014 as Chief Financial Officer of Tessera Technologies, Inc., the predecessor to Xperi Corporation before the acquisition of DTS, Inc. in 2016. Mr. Andersen has many years of leadership experience in Silicon Valley at both private and public technology companies, including Phoenix Technologies, Wind River Systems and Hewlett Packard. Mr. Andersen served on the board of directors of Quantum Corporation through March 2017. He currently serves as chairman of the board of directors of the Alameda County Community Food Bank. Mr. Andersen holds a B.A. in economics from the University of California, Davis, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Geir Skaaden. Mr. Skaaden has served on our board of directors and as our President since August 2022. Mr. Skaaden will be appointed as our Chief Products and Services Officer upon the consummation of the spin-off. Mr. Skaaden is the Chief Products and Services Officer of Xperi, leading the Xperi’s portfolio of imaging, audio, media platform user experience and discovery solutions. Prior to the Mergers, Mr. Skaaden was Chief Products and Services Officer of Xperi Corporation. He served as DTS’s Executive Vice President, Products, Platforms and Solutions from October 2015 until its acquisition by Xperi Corporation in December 2016, having previously served as DTS’s Senior Vice President, Corporate Business Development, Digital Content and Media Solutions. Earlier, he held a number of leadership roles where he oversaw product management, business development, global licensing and marketing. Before joining DTS in 2008, Mr. Skaaden had served as the Chief Executive Officer at Neural Audio Corporation. Mr. Skaaden holds a B.A. in Finance from the University of Oregon, a Business degree from the Norwegian School of Management and an M.B.A. from the University of Washington.

Matt Milne. Mr. Milne will be appointed as our Chief Revenue Officer upon the consummation of the spin-off. Mr. Milne is the Chief Revenue Officer of Xperi. Prior to the Mergers, he served as TiVo’s Chief Revenue Officer beginning in January 2017. Mr. Milne joined TiVo (then Rovi) in February 2011 and served as Senior Vice President, CE Sales from 2011 to 2012. During his employment at TiVo, he also served as Executive Vice President, Worldwide Sales and Marketing from January 2012 to May 2014 and as Senior Vice President responsible for Tier 1 Intellectual Property Licensing and Sales from May 2014 to April 2016. He was promoted to Chief Revenue Officer in January 2017 after serving as Senior Vice President and General Manager of Intellectual Property and Licensing from April 2016. Prior to joining TiVo, Mr. Milne held various sales, marketing and product leadership positions at DivX, MediaFLO USA (a wholly owned subsidiary of Qualcomm Incorporated), Viewsonic, Gateway, Inc., Cameo Technologies and Western Digital. Mr. Milne holds a B.A. in Business Administration, with a Finance Emphasis, from California State University, Fullerton and an M.B.A. from California State Polytechnic University, Pomona.

Board of Directors Following the Distribution and Director Independence

The following table sets forth information regarding individuals who are expected to serve as members of our board of directors following the distribution.

Name	Age	Position with Xperi Inc.
Jon E. Kirchner	(54)	Chief Executive Officer, President and Director
Darcy Antonellis	(60)	Director
Laura J. Durr	(61)	Director
Dave Habiger	(53)	Chairman of the board of directors
Christopher A. Seams	(59)	Director

Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide our board of directors.

Jon Kirchner. Mr. Kirchner will be appointed to our board of directors and appointed as our Chief Executive Officer and President upon the consummation of the spin-off. Mr. Kirchner has served on the board of directors and as Chief Executive Officer of Xperi since June 2020 following the Mergers. Previously he served as Chief Executive Officer of Xperi Corporation beginning in June 2017. Prior to that, Mr. Kirchner was President of Xperi Corporation following the completion of the acquisition of DTS in December 2016. Mr. Kirchner served as DTS’s chairman of the board of directors and Chief Executive Officer from 2010 to December 2016 and had been a member of DTS’s board of directors from 2002 to December 2016. He served as DTS’s Chief Executive Officer from 2001 to 2010 and served in a number of senior leadership roles at DTS from 1993 to 2001. Prior to joining DTS, Mr. Kirchner worked for the consulting and audit groups at Price Waterhouse LLP (now PricewaterhouseCoopers LLP). Mr. Kirchner holds a B.A. in economics from Claremont McKenna College. Mr. Kirchner’s financial background and extensive leadership, technology and business experience will make him a well-qualified addition to the board of directors.

Darcy Antonellis. Ms. Antonellis will be appointed to our board of directors upon the consummation of the spin-off. Ms. Antonellis has served on the board of directors of Xperi since June 2020 following the Mergers. Ms. Antonellis is Executive Advisor of Amdocs since August 2021. Prior to that, she served as Division President, Amdocs Media, and Chief Executive Officer of Vubiquity Inc. until it was acquired by Amdocs in 2018. From June 1998 until December 2013, she held numerous positions at Warner Bros. Entertainment Inc., a Time Warner company, including President, Technical Operations and Chief Technology Officer. Ms. Antonellis also serves on the board of directors of each of Cinemark Holdings Inc. and Metaverse Acquisition Corp. Ms. Antonellis holds a B.S. from Temple University’s School of Electrical Engineering with a focus on engineering development and commercial applications and an M.B.A. from Fordham University. Ms. Antonellis also completed the Director Professionalism Curriculum at the NACD. Ms. Antonellis’ extensive leadership, media and technology experience will make her a well-qualified addition to the board of directors.

Laura J. Durr. Ms. Durr will be appointed to our board of directors in September 2022. Ms. Durr has served on the board of directors of Xperi since June 2020 following the Mergers. Prior to that, she served as a member of the board of directors of Pre-Merger TiVo beginning in April 2019. Ms. Durr served as the Executive Vice President and Chief Financial Officer of Polycom, Inc. from May 2014 until its acquisition by Plantronics Inc. in July 2018. Prior to becoming Chief Financial Officer, Ms. Durr held various finance leadership roles at Polycom between 2004 and 2014, including Senior Vice-President-Worldwide Finance, Chief Accounting Officer and Worldwide Controller. Prior to joining Polycom, Ms. Durr held executive positions in finance and administration at Lucent Technologies and International Network Services and also spent six years at Price Waterhouse LLP. Ms. Durr also serves on the board of directors of each of Netgear, Inc. and Owlet, Inc. Ms. Durr was a certified public accountant and holds a B.S. in Business Administration with an Accounting Concentration from San Jose State University. Ms. Durr’s extensive leadership and business experience will make her a well-qualified addition to the board of directors.

David C. Habiger. Mr. Habiger will be appointed as our Chairman of the board of directors upon the consummation of the spin-off. Mr. Habiger has served on the board of directors of Xperi and as Chairman of the board of directors since June 2020 following the Mergers. Prior to that, Mr. Habiger served on the board of directors of Xperi Corporation beginning in December 2016. Mr. Habiger also served on the DTS board of directors, including as chair of the compensation committee and a member of the audit committee. Mr. Habiger currently serves as the Chief Executive Officer of JD Power, a privately held company. Mr. Habiger served as the interim Chief Executive Officer at Textura Corporation, a software company focused on construction management, from May 2015 until its sale to Oracle Corporation in June 2016. Mr. Habiger also served as Chief Executive Officer at Sonic Solutions prior to its sale to Rovi. Mr. Habiger is currently a member of the board of directors of the Federal Reserve Bank of Chicago. Mr. Habiger serves on the SABOR (Systems Activities, Bank Operations and Risk) Committee and the Governance & HR Committee. Mr. Habiger is also a member of the board of trustees at Rush University Medical Center and a member of the Society of Motion Picture and Television Engineers. Mr. Habiger holds a B.B.A. from St. Norbert College and an M.B.A. from the University of Chicago. Mr. Habiger’s extensive leadership and business experience will make him a well-qualified addition to the board of directors.

Christopher A. Seams: Mr. Seams will be appointed to our board of directors upon the consummation of the spin-off. Mr. Seams has served on the board of directors of Xperi since June 2020 following the Mergers. From 2013 to 2016, Mr. Seams was the Chief Executive Officer of Deca Technologies. Prior to Deca Technologies, Mr. Seams served as executive vice president of sales and marketing at Cypress Semiconductor and held various technical and operational management positions in manufacturing, development and operations. Prior to joining Cypress in 1990, he worked in process development for Advanced Micro Devices and Philips Research Laboratories. Mr. Seams has also served on the Board of Onto Innovation Corporation since its creation from the merger of Nanometrics Corporation and Rudolph Technologies in 2019 and on the Board of Nanometrics Corporation from 2015 to 2019. Mr. Seams is a senior member of the Institute of Electrical and Electronics Engineers, a member of ACCD and a member of NACD where he is a certified director. Mr. Seams holds a B.S. in electrical engineering from Texas A&M University, an M.S. in Electrical and Computer Engineering from the University of Texas at Austin and a Professional Certificate in Advanced Computer Security from Stanford University. Mr. Seams’ extensive technology, leadership and business experience will make him a well-qualified addition to the board of directors.

Upon completion of the distribution, our board of directors is expected to consist of five members. There are no family relationships among any of the directors named above. Each director will be elected annually by the stockholders at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders. We have not yet set the date of the first annual meeting of stockholders to be held following the distribution.

We expect that each of Ms. Antonellis, Ms. Durr, Mr. Habiger and Mr. Seams will meet the independence requirements set forth in the listing standards of the New York Stock Exchange at the time of the distribution.

Committees of the Board of Directors

Effective upon the completion of the distribution, our board of directors will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the distribution.

Audit Committee

The audit committee, which is expected to consist of Ms. Durr, Mr. Habiger and Mr. Seams, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Ms. Durr will serve as the chair of the committee. The audit committee will consist exclusively of members of our board of directors who are financially literate, and each of Ms. Durr and Mr. Habiger is considered an “audit committee financial expert” under the rules and regulations of the SEC. Our board of directors has determined that each of Ms. Durr, Mr. Habiger and Mr. Seams meets the independence requirements set forth in the listing standards of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

The responsibilities of the audit committee will be more fully described in our audit committee charter and will include, among other duties:

•

selecting the independent registered public accounting firm, approving all related fees and compensation, overseeing the work of the independent accountant, and reviewing its selection with the board of directors;

•	annually preapproving the proposed services to be provided by the accounting firm during the year;

•

annually reviewing a report from the independent registered public accounting firm describing the accounting firm’s internal quality-control procedures, any material issues of the accounting firm and all relationships between the accounting firm and us;

•	evaluating the independence of the registered public accounting firm;

•

reviewing our annual and quarterly financial statements, any major issues regarding accounting principles, and any analyses prepared with respect to significant financial reporting issues and judgments;

•	assessing the effectiveness of our internal audit function and overseeing the adequacy of internal controls and risk management processes; and

•	reviewing the type and presentation of information to be included in earnings releases, as well as financial information and earnings guidance to be provided to analysts and rating agencies.

Compensation Committee

The compensation committee, which is expected to consist of Mr. Seams, Ms. Antonellis and Mr. Habiger, will assist our board of directors in discharging its abilities relating to the compensation and benefits of our Chief Executive Officer and other executive officers (as defined in the Exchange Act), employees and non-employee directors, in a manner consistent with and in support of our business objectives, competitive practice and all applicable rules and regulations. Mr. Seams will serve as the chair of the committee. Our board of directors has determined that each of Mr. Seams, Ms. Antonellis and Mr. Habiger meets the independence requirements set forth in the listing standards of the New York Stock Exchange. The responsibilities of the compensation committee will be more fully described in the compensation committee charter and will include, among other duties:

•

reviewing and approving the goals and objectives of our executive compensation plans, evaluating performance in light of those goals and objectives and, determining and approving the executive officers’ compensation based on this evaluation, including any long-term incentive component of compensation, if applicable;

•	reviewing the terms of any compensation “clawback” or similar policies;

•	adopting stock ownership guidelines for executive officers and non-employee directors; and

•	reviewing the goals and objectives of our general compensation plans and other employee benefit plans, including all equity-compensation plans to be submitted for stockholder approval.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of Ms. Antonellis, Mr. Seams and Ms. Durr, will assist our board of directors in discharging its abilities relating to, among other things, providing oversight of nomination and corporate governance matters. Ms. Antonellis will serve as the chair of the committee. Our board of directors has determined that each of Ms. Antonellis, Mr. Seams and Ms. Durr meets the independence requirements set forth in the listing standards of the New York Stock Exchange. The responsibilities of the nominating and corporate governance committee will be more fully described in the nominating and corporate governance committee charter and will include, among other duties:

•

assisting in identifying, recruiting and, if appropriate, interviewing candidates to fill positions on the board of directors, reviewing the background and qualifications of individuals being considered and selecting the director nominees for election by stockholders or appointment by the board of directors;

•

reviewing the suitability for continued services as a director of each member of the board of directors when his or her term expires and when he or she has a change in status and recommending whether or not the director should be re-nominated;

•

advising and making recommendations to the board of directors on the composition and size of the board of directors and each standing committee of the board of directors, frequency and structure of meetings and other procedures of the board of directors and committees;

•	developing and reviewing corporate governance guidelines; and

•	evaluating the performance and effectiveness of the board of directors.

Code of Business Conduct and Ethics Policy

Prior to the completion of the distribution, we will adopt a written code of business conduct and ethics policy for directors, executive officers and employees. The code will be designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	protection of client and third-party information in compliance with applicable privacy and data security requirements;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Corporate Governance Guidelines

The board of directors will adopt a set of Corporate Governance Guidelines in connection with the distribution to assist it in guiding our governance practices, which will be regularly reviewed by the Nominating and Corporate Governance Committee. These guidelines will cover a number of areas, including director independence, leadership, composition (including director qualifications and diversity), responsibilities and operations; director compensation; Chief Executive Officer evaluation and succession planning; board committees; director orientation and continuing education; director access to management and independent advisers; annual board and committee evaluations and others. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE COMPENSATION

We are currently part of Xperi Holding Corporation (referred to herein as Xperi or the “Company”) and not an independent company and our compensation committee has not yet been formed. The historical compensation shown below was determined by Xperi. Prior to the distribution, we will continue to be a part of Xperi, and therefore, compensation of our executives will be determined based on the design and objectives of the Xperi executive compensation programs. Future compensation levels of our executives will be determined based on the compensation policies, programs and procedures to be established by the compensation committee that our board of directors will form in connection with the distribution. Accordingly, the amounts and forms of compensation reported below are not necessarily indicative of the compensation that our Named Executive Officers (“NEOs”) will receive following the distribution, which could be higher or lower than the amounts shown below. All references in the following tables to equity awards are to equity awards granted by Xperi in respect of Xperi common stock.

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation. Accordingly, the NEOs for purposes of the disclosure set forth below are Jon Kirchner, who will serve as our Chief Executive Officer following the distribution, and the expected next two highest paid executive officers, Robert Andersen, who will serve as our Chief Financial Officer following the distribution, and Geir Skaaden, who will serve as our Chief Products and Services Officer following the distribution.

Summary Compensation Table

The following table summarizes the compensation of the Chief Executive Officer and the two other most highly compensated executive officers for the fiscal years ended December 31, 2021 and 2020 based on compensation received from Xperi.

The reported compensation includes compensation earned pursuant to compensation programs adopted by Xperi Corporation prior to June 1, 2020 (before the Mergers), and compensation earned under compensation programs adopted by the Company from June 1, 2020 to December 31, 2021 and for all NEOs.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jon Kirchner
Chief Executive Officer	2021	736,667	—	8,901,693	—	593,880	9,600	10,241,840
	2020	629,137	—	7,306,046	—	1,005,000	63,256	9,003,439
Robert Andersen
Chief Financial Officer	2021	410,000	—	2,223,647	—	239,825	9,600	2,883,072
	2020	392,509	—	2,313,050	—	368,385	43,257	3,117,201
Geir Skaaden
Chief Products and Services Officer	2021	410,000	—	3,113,125	—	234,905	9,600	3,767,630
	2020	392,509	—	2,313,050	—	301,350	39,228	3,046,137

(1)

Includes amounts deferred under the Company’s 401(k) Plan, the Xperi Corporation 401(k) Plan as applicable, each a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code.

(2)

The dollar amount reported in the Stock Awards column is equal to the aggregate grant-date fair value of the time-based and performance-based restricted stock unit awards made during each reported fiscal year, calculated in accordance with FASB ASC Topic 718, without taking into account any estimated forfeitures related to service-vesting conditions. The assumptions used in the calculation of the FASB ASC Topic 718 grant-date fair value of each such award are set forth in Note 14 of the notes to Consolidated Financial

Statements included in our Annual Report on Form 10-K for the year ended December 31, 2021. For time- based restricted stock unit awards, the grant date fair value was determined using the closing share price of the Company’s common stock on the date of grant. The grant date fair value of performance-based restricted stock unit awards that vest based on Company stock price appreciation was estimated utilizing the Monte Carlo valuation model, using the fair value of the Company’s common stock with the effect of market conditions on the date of grant, and assumes the performance goals will be attained. The grant-date fair values of the 2021 performance-based restricted stock unit awards assuming maximum attainment of the performance goals are as follow:

Grant Date Fair Value at Maximum Attainment ($)
Jon Kirchner	13,177,683
Robert Andersen	2,444,830
Geir Skaaden	3,422,783

(3)	Represents the annual cash incentive compensation, which is based on the level of attainment of corporate performance goals payable under the MBO Plan.
(4)	For each of the NEOs, the amounts in the “All Other Compensation” column for fiscal year 2021 consist of the following payments and benefits paid by the Company to or on behalf of the NEOs.

Name	401(k) Employer Match ($)	Life Insurance Premiums ($)	Vacation Balance Payout ($)	Car Allowance ($)	Taxable Prizes ($)	Total ($)
Jon Kirchner	8,700	900	—	—	—	9,600
Robert Andersen	8,700	900	—	—	—	9,600
Geir Skaaden	8,700	900	—	—	—	9,600

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth information concerning the number and value of unexercised stock options and unvested stock awards held by the NEOs at December 31, 2021:

Name	Grant Date	Option Awards (1)					Stock Awards
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Jon Kirchner	2/14/13	39,716	—	$19.34	2/14/23	—	—	—	—
	3/13/14	31,518	—	$19.24	3/13/24	—	—	—	—
	7/28/20	—	—	—	—	85,242	1,611,927	265,196	5,014,857
	3/01/21	—	—	—	—	109,619	2,072,896	255,778	4,836,762
Robert Andersen	1/2/14	39,000	—	$19.73	1/1/24	—	—	—	—
	4/27/18	—	—	—	—	10,000	189,100	—	—
	3/1/19	—	—	—	—	31,774	600,847	—	—
	7/28/20	—	—	—	—	45,956	869,028	61,274	1,158,692

Name	Grant Date	Option Awards (1)					Stock Awards
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Geir Skaaden	3/1/21	—	—	—	—	47,454	897,356	47,454	897,356
	2/13/13	3,142	—	$18.65	2/13/23	—	—	—	—
	4/27/18	—	—	—	—	10,000	189,100	—	—
	3/1/19	—	—	—	—	19,860	375,553	—	—
	7/28/20	—	—	—	—	45,956	869,028	61,274	1,158,692
	3/1/21	—	—	—	—	66,436	1,256,305	66,436	1,256,305

(1)

Stock option awards have a ten-year term from the grant date for Messrs. Kirchner, Andersen and Skaaden. All stock option awards vest as follows: 1/4th of the shares subject to the equity awards will vest annually following the grant date, to the extent the NEO is employed with or retained as a consultant by the Company on the vesting dates. All stock option awards are subject to acceleration of vesting pursuant to agreements entered into with the respective NEO as described and referenced under “—Employment Contracts, Termination of Employment Arrangements and Change of Control Arrangements.” Equity awards listed for Messrs. Kirchner, Andersen and Skaaden for periods prior to June 1, 2020 were granted by Xperi Corporation.

(2)

The RSU awards (other than the RSU awards granted on April 27, 2018) vest as follows: 25% of the shares subject to the equity awards will vest annually following the grant date, to the extent the NEO continues in service as an employee, consultant or director of the Company on the vesting dates. For RSU awards granted on April 27, 2018, 25% of the shares vest on the first anniversary of the grant date, then on each of March 1, 2020-2022 thereafter. All time-based restricted stock awards are subject to acceleration of vesting pursuant to agreements entered into with the respective NEO as described and referenced under “—Employment Contracts, Termination of Employment Arrangements and Change of Control Arrangements.” Equity awards listed for Messrs. Kirchner, Andersen and Skaaden for periods prior to June 1, 2020 were granted by Xperi Corporation.

(3)

This value is based on the December 31, 2021 closing price of our common stock of $18.91 as reported by the Nasdaq Global Select Market and for the performance-based RSUs granted to the NEOs, at 100% of target.

(4)

Represents performance-based RSUs granted to the NEOs. The goals and objectives applicable to the performance-based RSUs are set by the compensation committee of Xperi’s board of directors (the “Xperi Compensation Committee”) and vest at the completion of a three-year performance period based on the achievement of the applicable performance goals and objectives over such period. The performance-based RSUs are subject to acceleration of vesting pursuant to agreements entered into with the NEOs as described in “—Employment Contracts, Termination of Employment Arrangements and Change of Control Arrangements.”

Pension Benefits

We do not offer any plans that provide for specified retirement payments and benefits other than a tax-qualified 401(k) plan generally available to all employees.

Non-qualified Deferred Compensation

We do not offer non-qualified deferred compensation.

Employment Contracts, Termination of Employment Arrangements and Change of Control Arrangements

The Company provides for certain severance payments and benefits if an executive officer’s employment is involuntarily or constructively terminated. In addition, the Company provides enhanced severance payments and benefits if such a termination of employment occurs in connection with a change in control of the Company. Such severance payments and benefits are designed to alleviate the financial impact of an involuntary termination of employment through salary, bonus and health benefit continuation and with the intent of providing for a stable work environment. The Company believes that reasonable severance payments and benefits for those NEOs with whom we have entered into severance agreements are important because it may be difficult for these NEOs to find comparable employment within a short period of time following certain qualifying terminations of employment. The Company also believes these payments and benefits are a means of reinforcing and encouraging the continued attention and dedication of key executives of the Company to their duties of employment without personal distraction or a conflict of interest in circumstances which could arise from the occurrence of a change in control of the Company. We believe that the interests of stockholders will be best served if the interests of our senior management are aligned with them, and providing change in control payments and benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of stockholders.

The Company extends change in control payments and benefits because they are essential to help the Company fulfill its objectives of attracting and retaining key managerial talent. These arrangements are intended to be competitive within our industry and company size and are necessary to attract highly qualified individuals and encourage them to remain employed with the Company. In making the decision to extend the benefits, Xperi Compensation Committee relied on the assurances of its independent advisor that the programs are representative of market practice, both in terms of design and cost.

Employment Agreement with Jon Kirchner

Mr. Kirchner and Xperi Corporation entered into an Employment and Severance Agreement effective as of April 28, 2017 (the “Employment Agreement”) in connection with his appointment as Xperi Corporation’s CEO. The Employment Agreement established his base salary, incentive bonus and initial equity compensation and an initial term through June 1, 2020 with 12-month automatic renewals subject to timely notice of non-renewal and severance payments and benefits in connection with certain terminations.

Effective as of September 29, 2020, the Company and Mr. Kirchner entered into an amendment to the Employment Agreement. The amendment provides for the following material changes to the Employment Agreement:

•	the term was extended until June 1, 2024 (and continues to include a 12-month automatic renewal unless either party provides a timely notice of non-renewal);

•	Mr. Kirchner’s annual base salary was increased from $600,000 to $670,000;

•	Mr. Kirchner will be eligible to receive stock awards, subject to approval by the Xperi Compensation Committee, in accordance with the Company’s annual grant cycle; and

•	Mr. Kirchner will be reimbursed for reasonable attorneys’ fees incurred in connection with negotiating and executing the amendment, not to exceed $30,000.

The Xperi Compensation Committee believes that the Employment Agreement provides the Company with reasonable contractual protections and that making severance commitments to the Company’s CEO leads to stronger retention than if such payments and benefits were not offered.

The Employment Agreement provides the Company a balance of contractual protections in exchange for severance for Mr. Kirchner in the event of his termination of employment without cause and resignation for good reason, each as defined below. The Employment Agreement does not contain a single trigger provision that would generally allow him to voluntarily terminate his employment because of a change of control of the Company, nor does it entitle him to receive severance payments and benefits under the Employment Agreement solely as a result of change of control of the Company. The Xperi Compensation Committee structured the Employment Agreement in this fashion because it believes he should not be eligible to such payments and benefits absent other factors, such as a termination of employment without cause or resignation for good reason.

The Employment Agreement provides that, if Mr. Kirchner’s employment is terminated by the Company without cause or if he resigns for good reason, he will be entitled to receive the following severance payments and benefits:

•	a lump sum cash payment equal to 200% of his annual base salary;

•

200% multiplied by his target annual bonus for the calendar year in which termination occurs (which bonus shall be prorated for the portion of the calendar year that has elapsed prior to the date of termination if such termination occurs more than 60 days prior to or more than 18 months following a change in control of the Company);

•	continuation of health benefits for a period of up to 24 months following the date of termination;

•

immediate acceleration of vesting of his outstanding equity awards that would have vested over the 12-month period following the date of his separation from service had he remained continuously employed during such period (with any performance awards that are eligible to be earned vesting based on performance for the fiscal year in which his termination occurs vesting at the target) (provided that if such termination occurs within 60 days prior to or within 18 months following a change in control of the Company, all of Mr. Kirchner’s unvested equity awards will vest (with performance awards vesting at target) on the later of the date of his termination or the date of the change in control); and

•	a post-termination exercise period for his outstanding stock options of 12 months from the date of termination, or, if earlier, the remaining life of the equity grants.

The post-employment payments benefits described above will be paid upon Mr. Kirchner’s execution of a general release of claims in favor of the Company and shall be subject to his continued compliance with the confidentiality and proprietary rights covenant set forth in the Employment Agreement.

Nonrenewal of the term by the Company so that the term is not extended for the additional 12-month renewal period will be deemed a termination of employment without cause and will result in the payments and benefits described above, while expiration of the term under any other circumstances will not be deemed a termination of employment without cause and will not give rise to any payments or benefits. The term of the Employment Agreement will automatically be extended for 18 months following a change in control of the Company if the term would otherwise have expired during such 18-month period.

Severance Agreements

The Company has entered into severance agreements with Messrs. Andersen and Skaaden. The terms of the agreements are through September 2023 plus a one-year automatic renewal, or, if earlier, the date on which all payments or benefits required thereunder have been paid or provided in their entirety. Each term may be renewed by mutual agreement between the Company and the NEO.

Each of the severance agreements provides that, if the NEO’s employment is terminated by us without cause or if the executive resigns for good reason, the executive will be entitled to receive the following payments and benefits:

•	a lump sum cash payment equal to 100% of the NEO’s annual base salary;

•

the NEO’s target annual bonus for the calendar year in which termination occurs (which bonus shall be prorated for the portion of the calendar year that has elapsed prior to the date of termination); and

•	continuation of health benefits for a period of 12 months following the date of termination.

The severance payments and benefits described above will be paid upon the NEO’s execution of a general release of claims in favor of the Company and shall be subject to the NEO’s continued compliance with the confidentiality and proprietary rights covenant set forth in the severance agreement.

Change in Control Severance Agreements with Messrs. Andersen and Skaaden

The Company has entered into change in control severance agreements with Messrs. Andersen and Skaaden. The terms of the agreements are through September 2023 plus a one-year automatic renewal, or, if earlier, the date on which all payments or benefits required thereunder have been paid or provided in their entirety; provided that the term of each agreement will automatically be extended for 18 months following a change in control of the Company if the term would otherwise have expired during such period.

Each of the change in control severance agreements provide that, if the NEO’s employment is terminated by us without cause or if the executive resigns for good reason, in either case, within 60 days prior to or within 18 months following a change in control, the executive will be entitled to receive the following payments:

•	a lump sum cash payment equal to 100% of the NEO’s annual base salary;

•	the NEO’s target annual bonus for the calendar year in which termination occurs;

•	continuation of health benefits for a period of up to 12 months following the date of termination; and

•

immediate acceleration of vesting of the NEO’s outstanding equity awards (with any performance-based awards vesting at target, except to the extent alternative acceleration is specifically provided for pursuant to the grant documents) as of the later of the date of termination or the date of such change in control.

The severance benefits described above will be reduced by any severance benefits payable under their severance agreements and will be paid upon the NEO’s execution of a general release of claims in favor of the Company and shall be subject to the NEO’s continued compliance with the confidentiality and proprietary rights covenant set forth in the change in control severance agreement.

Defined Terms

For purposes of the Employment Agreement and the severance agreements and the change in control severance agreements, “cause” means, generally, an executive’s gross negligence or willful misconduct in the performance of his duties, the executive’s willful and habitual neglect of or failure to perform his duties, the executive’s commission of any material act of fraud, dishonesty or financial or accounting impropriety with respect to our Company which results in a personal benefit to the executive, the executive’s failure to cooperate with us in any investigation or formal proceeding initiated by a governmental authority or otherwise approved by Xperi’s board of directors or the audit committee of Xperi’s board of directors, the executive’s conviction of or plea of guilty or nolo contender to felony criminal conduct (other than moving vehicle violations), the executive’s material violation of our confidentiality and proprietary rights agreement or any similar agreement with the Company, or the executive’s material breach of any obligation or duty under the agreement or any written employment or other written policies of our Company.

For purposes of the Employment Agreement and the severance agreements and the change in control severance agreements, “good reason” means, generally, a material diminution in the executive’s authority, duties or responsibilities, a material diminution in the executive’s base compensation or target bonus opportunity, unless such a reduction is imposed across-the-board to senior management, a material change in the geographic location at which the executive must perform his duties, or any other action that constitutes our material breach of the agreement.

For purposes of the Employment Agreement and the change in control severance agreements, “change in control” is generally defined as:

•

a merger or consolidation in which the Company is a party, or the sale of all or substantially all of the Company’s assets, in either case other than a transaction that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities; or

•	the acquisition by any person of beneficial ownership of the Company’s securities representing more than 50% of the total combined voting power of the Company.

Xperi Inc. Equity Plans

In connection with the distribution, and prior to the distribution date, the board of directors of Xperi Inc. will adopt the Xperi Inc. 2022 Equity Incentive Plan, which we refer to as the Equity Incentive Plan. We expect the material terms of conditions of the Equity Incentive Plan to be substantially similar to the terms and conditions of Xperi’s 2020 Equity Incentive Plan. In addition to the Xperi equity awards that will be converted upon completion of the distribution, we will be permitted to grant new equity awards to our employees, consultants and directors for services rendered to Xperi Inc. and its subsidiaries in the form of stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents, performance awards and stock payments (or any combination thereof) under the Equity Incentive Plan. No awards may be granted under the Equity Incentive Plan prior to the distribution date.

Prior to the distribution date, we will also adopt the Xperi Inc. 2022 Employee Stock Purchase Plan, which we refer to as the ESPP. The ESPP will permit employees of Xperi Inc. and its designated subsidiaries to contribute a portion of their eligible compensation (after tax) through payroll deductions to purchase shares of Xperi Inc.’s common stock at a discount. No awards may be granted under the ESPP prior to the distribution date or its effective date, which will be October 1, 2022.

Xperi Inc. 2022 Equity Incentive Plan

Purpose

The purpose of the Equity Incentive Plan is to attract and retain the best available personnel for positions of responsibility and to provide additional incentive to promote the success and enhance the value of Xperi Inc. by linking the interests of employees of Xperi Inc. and its subsidiaries to those of its stockholders, and providing such persons with a chance to share in the value created by their efforts.

Share Reserve

The number of shares of Xperi Inc. common stock that may be issued pursuant to awards granted under the Equity Incentive Plan (including incentive stock options, which we refer to as ISOs) shall not exceed, in the aggregate, 10% of the total shares outstanding on the distribution date, plus an additional number of shares to reflect the converted Xperi equity awards which will be determined based on the final distribution ratio.

In addition, the number of shares of Xperi Inc. common stock reserved for issuance under the Equity Incentive Plan will automatically increase on the first day of each year, for a period of not more than ten years from the date the Equity Incentive Plan is approved by the stockholders of Xperi Inc., commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (A) five percent (5%) of the total number of shares of Xperi Inc. common stock outstanding on the last day of the month prior to the date of such automatic increase and (B) such smaller number of shares as determined by the board of directors of Xperi Inc. or a committee appointed by the board of directors of Xperi Inc.

The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Equity Incentive Plan. To the extent that an award is forfeited, expires or is settled in cash, any shares subject to the award will be available for awards under the Equity Incentive Plan in an amount corresponding to the reduction in the share reserve previously made with respect to such award. Shares subject to a restricted stock award forfeited by a participant or repurchased by Xperi Inc. at a price not greater than the price originally paid by the participant will also again be available for awards under the Equity Incentive Plan in an amount corresponding to the reduction in the share reserve previously made with respect to such award. Finally, shares tendered or withheld to satisfy the exercise price of an option or SAR granted under the Equity Incentive Plan or any tax withholding obligation with respect to an award granted under the Equity Incentive Plan, and any shares subject to a SAR that are not issued in connection with the stock settlement of such award on exercise, will also again be available for awards under the Equity Incentive Plan. Notwithstanding the foregoing, shares repurchased by Xperi Inc. on the open market with the cash proceeds from the exercise of options or SARs granted under the Equity Incentive Plan will not be added to the shares authorized for grant under the Equity Incentive Plan.

Administration

The Equity Incentive Plan may generally be administered by the board of directors of Xperi Inc. or a committee appointed by the board of directors of Xperi Inc. (the board of directors of Xperi Inc. or any such committee, the “Committee”). The Committee may make any determinations deemed necessary or advisable for the Equity Incentive Plan. Specifically, the Committee has the authority to determine the fair market value of Xperi Inc. common stock, select the service providers to whom awards will be granted, determine the number of shares subject to each award, approve the forms of agreement for use under the Equity Incentive Plan, to determine the terms and conditions of any awards (such terms and conditions include, but are not limited to, the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award, based in each case on such factors as the Committee, in its sole discretion, shall determine), to prescribe, amend and rescind rules and regulations relating to the Equity Incentive Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws, and to construe and interpret the terms of the Equity Incentive Plan and awards granted pursuant to the Equity Incentive Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all holders. Notwithstanding the foregoing, the full board of directors of Xperi Inc. shall conduct the general administration of the Equity Incentive Plan with respect to awards granted to non-employee directors.

Eligibility

Employees, consultants and directors of Xperi Inc. or any of its participating subsidiaries are eligible to receive awards under the Equity Incentive Plan. However, only those employees and consultants who are selected to receive grants by the Committee may participate in the Equity Incentive Plan. No employee or consultant is entitled to participate in the Equity Incentive Plan as a matter of right nor does any such participation constitute assurance of continued employment.

Awards Under the Equity Incentive Plan

The Equity Incentive Plan provides that the Committee may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonqualified stock options, which we refer to as NQSOs, will provide for the right to purchase shares of Xperi Inc. common stock at a specified price which may not be less than one hundred-percent (100%) of the fair market value of a share of Xperi Inc. common stock on the date of grant, and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date, subject to the participant’s continued employment or service with the company and/or subject to the satisfaction of performance criteria established by the Committee. NQSOs may be granted for any term specified by the Committee, which term may not exceed ten (10) years from the date of grant.

Incentive stock options will be designed to comply with the applicable provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than one hundred-percent (100%) of the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within ten (10) years after the date of grant; but may be subsequently modified to disqualify them from treatment as ISOs. The total fair market value of shares with respect to which an ISO is first exercisable by an optionee during any calendar year cannot exceed $100,000. To the extent this limit is exceeded, the options granted are NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least ten-percent (10%) of the total combined voting power of all of Xperi Inc. classes of stock, the Equity Incentive Plan provides that the exercise price must be at least one hundred and ten-percent (110%) of the fair market value of a share of common stock on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant.

Restricted stock awards may be sold to participants at various prices or granted with a nominal purchase price (which purchase price may not be less than par value) and may be made subject to such conditions or restrictions as may be determined by the Committee. Restricted stock, typically, may be repurchased by Xperi Inc. at the original purchase price, or forfeited if no cash consideration was paid by the participant at the time of grant, if the conditions or restrictions are not met. The Committee shall establish the purchase price, if any, and form of payment for each restricted stock award. A restricted stock award is accepted by the execution of a restricted stock purchase agreement between Xperi Inc. and the purchaser, accompanied by the payment of the purchase price for the shares. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse. Dividends may not be paid on restricted stock awards subject to vesting conditions unless and until such conditions are met.

Restricted stock units (including performance-based restricted stock units) may be awarded to participants, typically without payment of consideration, but subject to such vesting conditions as may be established by the Committee. Like restricted stock, restricted stock units may not be sold, or otherwise hypothecated or transferred except to certain permitted transferees as set forth in the Equity Incentive Plan, until vesting conditions are removed or expire. Unlike restricted stock, restricted stock units will not be issued until the restricted stock unit award has vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

SARs, granted by the Committee typically will provide for payments, if any, to the holder based upon increases in the price of Xperi Inc. common stock over the exercise price of the SAR. The exercise price of a SAR may not be less than one hundred-percent (100%) of the fair market value of Xperi Inc. common stock on the date of grant. The Committee may elect to pay SARs in cash or in ordinary shares or in a combination of both. SARs granted under the Equity Incentive Plan may not have a term that exceeds ten (10) years from the date of grant.

Dividend equivalents represent the value of the dividends, if any, per share paid by Xperi Inc., calculated with reference to the number of shares covered by the awards held by the participant. Dividend equivalents will not be awarded in respect of stock options or SARs. Dividends and dividend equivalents may not be paid on awards subject to vesting conditions unless and until such conditions are met.

Performance awards may be granted by the Committee on an individual or group basis. The Committee may grant performance awards under the Equity Incentive Plan that are paid, vest or become exercisable upon the attainment of performance criteria as set forth in the Equity Incentive Plan or other specific performance criteria determined appropriate by the Committee, determined on a specified date or dates determined by the Committee. Generally, these awards will be based upon the attainment of specific performance goals that are established by the Committee and relate to one or more performance criteria on a specified date or dates determined by the Committee.

Stock Payments may be authorized by the Committee in the form of shares of Xperi Inc. common stock. Stock payments may be based upon the performance criteria as set forth in the Equity Incentive Plan or other specific performance criteria determined appropriate by the Committee, determined on the date such stock payment is made or on any date thereafter.

Award Limits

The maximum aggregate number of shares that may be subject to one or more awards granted to any participant pursuant to the Equity Incentive Plan during any calendar year cannot exceed 1,500,000 shares. However, this number may be adjusted to take into account equity restructurings and certain other corporate transactions as described below. In addition, the maximum aggregate amount of cash that may be paid to any one person during any calendar year with respect to one or more awards initially payable in cash shall be $1,500,000. Finally, the maximum aggregate grant date fair value of awards granted to a non-employee director as compensation for services as a non-employee director in any calendar year shall be $750,000.

Forfeiture, Recoupment and Clawback Provisions

Pursuant to its general authority to determine the terms and conditions applicable to awards under the Equity Incentive Plan, the Committee has the right to provide, in an award agreement or otherwise, that an award shall be subject to the provisions of any recoupment or clawback policies implemented by Xperi Inc., including, without limitation, any recoupment or clawback policies adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

Awards Not Transferable

Awards may generally not be sold, pledged, transferred or disposed of in any manner other than by will or by the laws of descent and distribution. The Committee may allow awards other than ISOs to be transferable pursuant to qualified domestic relations orders. ISOs may not be transferable. If the Committee makes an award transferable, such award shall contain such additional terms and conditions as the Committee deems appropriate.

Adjustments Upon Changes in Capitalization

In the event of any dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution of assets (other than normal cash dividends) to Xperi Inc. stockholders or any other change affecting Xperi Inc. common stock (other than an equity restructuring), the Committee may make appropriate adjustments in the number and type of shares of stock subject to the Equity Incentive Plan, the terms and conditions of any award outstanding under the Equity Incentive Plan, and the grant or exercise price of any such award. In the event of an equity restructuring, the number and type of securities subject to each outstanding award and the grant or exercise price per share for each outstanding award, if applicable, will be proportionately adjusted. Adjustments in the event of an equity restructuring will not be discretionary.

In the event of a change of control, as defined in the Equity Incentive Plan, each outstanding award may be assumed or an equivalent option or right may be substituted by the successor corporation. The vesting of each outstanding award shall be subject to accelerated vesting such that one hundred (100%) of the awards will become vested and exercisable or payable, as applicable, if the successor corporation refuses to assume the awards, or to substitute with substantially equivalent awards.

Amendment and Termination of the Equity Incentive Plan

The Committee may suspend or terminate the Equity Incentive Plan, or any part thereof, at any time and for any reason. The Committee may also amend the Equity Incentive Plan from time to time, except that the Committee may not, without prior stockholder approval, amend the Equity Incentive Plan in any manner that would increase the maximum number of shares issuable pursuant to awards granted under the Equity Incentive Plan, increase the individual award limits, or that would require stockholder approval to comply with any applicable laws, regulations or rules. No action by the Committee or stockholders may alter or impair any award previously granted under the Equity Incentive Plan without the consent of the holder. The Equity Incentive Plan will continue until the tenth anniversary of its effective date, unless terminated earlier by the board of directors of Xperi Inc.

No Repricing of Awards

The Equity Incentive Plan does not permit the Committee, without stockholder approval, to amend the terms of any outstanding option or SAR award under the Equity Incentive Plan to reduce its exercise price or cancel and replace any outstanding option or SAR award for cash or another award when the exercise price per share exceeds the fair market value of the underlying shares.

U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material U.S. federal income tax consequences to participants in the Equity Incentive Plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of U.S. federal income taxation that may be relevant in light of a holder’s personal investment circumstances and a participant receiving an award should rely on the advice of his or her legal and tax advisors. This summarized tax information is not tax advice.

Non-Qualified Stock Options

For federal income tax purposes, if an optionee is granted NQSOs under the Equity Incentive Plan, the optionee will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, on exercise of NQSOs the optionee will recognize ordinary income, and we will be entitled to a deduction subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below, in an amount equal to the difference between the option exercise price and the fair market value of a common share on the date each such option is exercised. The optionee’s basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options

There is no taxable income to an optionee when an optionee is granted an ISO or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an “item of adjustment” for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to us, unless the optionee disposes of the shares within (1) two years after the date of grant of the option or (2) within one year of the date the shares were transferred to the optionee. If the common shares are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the difference between the option exercise price and the fair market value of the shares on the date of the option’s exercise will be taxed at ordinary income rates, and we will be entitled to a deduction to the extent the optionee must recognize ordinary income subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered income for alternative minimum tax purposes. Otherwise, if the optionee sells or otherwise disposes of the shares before the end of the two-year and one-year periods specified above, the maximum amount that will be included as alternative minimum tax income is the gain, if any, the optionee recognizes on the disposition of the shares.

An ISO exercised more than three months after an optionee terminates employment, other than by reason of death or disability, will be taxed as a NQSO, and the optionee will have been deemed to have received income on the exercise taxable at ordinary income rates. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Stock Appreciation Rights

In the case of SARs granted with an exercise price equal to the fair market value of our common stock on the date of grant, no taxable income is realized upon the receipt of the SAR, but upon exercise of the SAR, the fair market value of the shares received, determined on the date of exercise of the SAR, or the amount of cash received in lieu of shares, must be treated as compensation taxable as ordinary income to the recipient in the year of such exercise. We will be entitled to a deduction for compensation paid in the same amount which the recipient realized as ordinary income subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below.

Restricted Stock and Restricted Stock Units

An employee to whom restricted stock or restricted stock units is issued generally will not recognize taxable income upon such issuance and we generally will not then be entitled to a deduction unless, with respect to restricted stock, an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the employee generally will recognize ordinary income and we generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore, and we will be entitled to a deduction for the same amount subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below. Similarly, when restricted stock units vest and the underlying shares of common stock are issued to the participant, the participant generally will recognize ordinary income and we generally will be entitled to a deduction for the amount equal to the fair market value of the shares at the date of issuance subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below. A Section 83(b) election is not permitted with regard to the grant of restricted stock units.

Dividend Equivalents

A recipient of a dividend equivalent award generally will not recognize taxable income at the time of grant, and we will not be entitled to a deduction at that time. When a dividend equivalent is paid, the participant generally will recognize ordinary income, and we will be entitled to a corresponding deduction subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below.

Performance Awards

A participant who has been granted a performance award generally will not recognize taxable income at the time of grant, and we will not be entitled to a deduction at that time. When an award is paid, whether in cash or common shares, the participant generally will recognize ordinary income, and we will be entitled to a corresponding deduction subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below.

Stock Payments

A participant who receives a stock payment will generally be taxed as if the cash payment has been received, and we generally will be entitled to a deduction for the same amount subject to the limit on deductibility of compensation under Section 162(m) of the Code as described below.

Section 409A

Certain types of awards under the Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Equity Incentive Plan and awards granted under the Equity Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the Committee, the Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Section 162(m) Limitation

Section 162(m) of the Code generally disallows a tax deduction to a publicly-held company for compensation in excess of $1 million paid to its “covered employees” which generally includes all NEOs. While the Committee considers the tax deductibility of each element of executive compensation as a factor in our overall compensation program, the Committee retains the discretion to approve compensation that may not qualify for the compensation deduction.

Xperi Inc. 2022 Employee Stock Purchase Plan

Purpose

The purpose of the ESPP is to assist employees of Xperi Inc. and its designated subsidiaries in acquiring a stock ownership interest in Xperi Inc. and to help employees provide for their future security and to encourage them to remain in the employment of Xperi Inc. and its designated subsidiaries.

Share Reserve

The maximum number of shares of Xperi Inc. common stock reserved for issuance under the ESPP is initially limited to 3,000,000 shares of Xperi Inc. common stock, all of which will be available for future issuance.

Administration

The ESPP may generally be administered by the board of directors of Xperi Inc. or a committee appointed by the board, which we refer to as the Committee.

Plan Structure

The ESPP’s plan document is an omnibus document which includes the primary plan document (the “Statutory Plan”) designed to permit offerings of grants to employees of Xperi Inc. and any subsidiary of Xperi Inc. where such offerings are intended to satisfy the requirements of Section 423 of the IRC (although Xperi Inc. makes no undertaking nor representation to obtain or maintain qualification under Section 423 for any subsidiary, individual, offering or grant) and also a separate international plan (the “Non-Statutory Plan”) which permits offerings of grants to employees of certain non-U.S. subsidiaries that are not intended to satisfy the requirements of Section 423 of the Code. The Statutory Plan shall be a separate and independent plan from the Non-Statutory Plan, provided, however, that the total number of shares authorized to be issued under the Plan applies in the aggregate to both the Statutory Plan and the Non-Statutory Plan. Offerings under the Non-Statutory Plan may be made to achieve desired tax or other objectives in particular locations outside the United States or to comply with local laws applicable to offerings in such foreign jurisdictions.

Eligibility

Only employees of Xperi Inc. and any of its majority-owned subsidiaries which have been designated by the board as participating companies under the ESPP may participate in the ESPP. For this purpose, an “employee” is any person who is regularly employed at least twenty (20) hours per week (except as otherwise required by applicable local laws) and five (5) months per calendar year by Xperi Inc. or any of its designated subsidiaries. No employee will be permitted to subscribe for shares under the ESPP if, immediately upon purchase of the shares, the employee would own five percent (5%) or more of the total combined voting power or value of all classes of stock of Xperi Inc. or its subsidiaries (including stock issuable upon exercise of options held by him or her), nor will any employee be granted a purchase right that would permit him or her to buy more than $25,000 worth of stock under the ESPP in any calendar year (valued at the time such purchase right is granted) for each calendar year during which such purchase right is outstanding at any time. If the grant of a purchase right under the ESPP to any employee of a designated subsidiary who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction, as determined by the Committee in its sole discretion, such employee will not be permitted to participate in the ESPP.

Offering Periods

The ESPP is implemented by a series of consecutive, overlapping twenty-four (24)-month offering periods, commencing December 1 and June 1 of each year. The Committee may change the duration and timing of offering periods under the ESPP, but in no event may an offering period exceed twenty-seven (27) months. Each offering period is comprised of four (4) six (6)-month purchase periods. Each purchase period will be approximately six (6) months long and will commence on December 1 or June 1 (or the next day on which Xperi Inc. stock is actively traded, if not actively traded on the relevant September 1 or March 1). Purchase dates are currently set for the last trading day in each six (6)-month purchase period during an offering period and will generally occur on each August 31 and February 28 (or the immediately preceding day on which Xperi Inc. stock is actively traded, if not actively traded on the relevant August 31 or February 28). The Committee may change the frequency or duration of the purchase periods in the future. If the fair market value of Xperi Inc. common stock on any purchase date is less than the fair market value on the first trading day of that offering period, then that offering period will immediately terminate and a new twenty-four (24) month offering period and a new six (6)-month purchase period will commence the day following that purchase date. Subject to the eligibility requirements described above and completion of all required enrollment documentation, an employee will be able to participate in the ESPP on the first day of the first offering period beginning on or after the date on which such employee starts employment.

Purchase Price

The purchase price per share at which shares will be purchased during each purchase period under the ESPP is 85% of the lower of either (a) Xperi Inc. common stock’s fair market value on the first trading day of the offering period or (b) Xperi Inc. common stock’s fair market value on the applicable purchase date. The fair market value of Xperi Inc. common stock on a given date is the closing price as reported by Nasdaq.

Payment of Purchase Price; Payroll Deductions

Participants may contribute up to one hundred percent (100%) of their eligible compensation (after tax) through payroll deductions, or such lesser amount as determined by the Committee, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. All payroll deductions made for a participant are credited to the participant’s account under the ESPP and are included with the general funds of Xperi Inc. Funds received upon purchase of stock under the ESPP will be used for general corporate purposes. An employee may purchase up to 8,000 shares during an offering period under the ESPP and up to 2,000 shares during any six (6)-month purchase period. Any payroll deductions not applied to the purchase of shares due to the application of this limitation will be refunded to the participant. Participants may buy a fraction of a share to the extent permitted by the Committee. Notwithstanding the foregoing, the Committee may exercise discretion in the treatment of any fractional shares including, without limitation, electing to refund payroll deductions attributable to fractional shares or holding such amounts for the purchase of shares as the next exercise date.

Withdrawal

A participant may withdraw from the ESPP by signing and delivering a notice of withdrawal from the ESPP prior to the last day of the offering period.

Termination of Employment

Termination of a participant’s employment for any reason cancels his or her participation in the ESPP immediately. In such event, the payroll deductions credited to the participant’s account will be returned without interest to such participant. A transfer of employment from one participating company to another will not constitute a termination of employment for purposes of the ESPP.

Share Proration

If the number of shares to be purchased exceeds either the number of shares available under the ESPP on either the first day of an offering period or the purchase date, then the available shares may be allocated among the participants on a pro rata basis, and the payroll deductions of each participant, to the extent in excess of the aggregate purchase price payable for Xperi Inc. common stock prorated to such individual, will be refunded to such participant.

Capital Changes

In the event of any increase or decrease in the number of shares of Xperi Inc. common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification or any other increase or decrease effected without Xperi Inc.’s receipt of consideration, the number of shares reserved under the ESPP and the price per share and number of shares of Xperi Inc. common stock covered by each outstanding purchase right will be adjusted proportionately. Such adjustments will be made by the board whose determination in that respect will be final, binding and conclusive.

Effect of Sale of Assets or Merger

In the event of Xperi Inc.’s merger with or into another corporation, or the sale of substantially all of Xperi Inc.’s assets, the ESPP will be assumed or an equivalent purchase right will be substituted for by the successor corporation (or a parent or subsidiary of such successor corporation). If the successor corporation (or a parent or subsidiary of such successor corporation) refuses to assume the purchase rights under the ESPP or to provide equivalent rights, the purchase period and offering periods then in progress will be shortened and a new purchase date will be set.

Amendment and Termination of the ESPP

The ESPP may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the board of directors of Xperi Inc. Stockholder approval of any such amendment or modification will be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange rule. The ESPP will be in effect until the share reserve is exhausted, unless the board terminates the ESPP at an earlier date.

U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material U.S. federal income tax consequences to an employee who participates in the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of federal income taxation that may be relevant in light of a participant’s personal circumstances. This summarized tax information is not tax advice and a participant in the ESPP should rely on the advice of his or her legal and tax advisors.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.

We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above.

DIRECTOR COMPENSATION

Xperi Practice

Xperi uses a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on its board of directors (“Board”). Xperi currently pays each of its non-employee directors an annual retainer of $50,000. Xperi currently pays its non-executive chairman an additional annual retainer of $50,000. In addition, Xperi pays each of its non-employee directors the following annual retainers for their service as a member, or chair, as applicable, of its Board committees:

Annual Retainers for Committee Members:
Audit Committee	$12,000
Compensation Committee	$8,000
Nominating and Corporate Governance Committee	$6,000

Annual Retainers for Committee Chairs:
Audit Committee	$25,000
Compensation Committee	$20,000
Nominating and Corporate Governance Committee	$15,000

All Board and committee retainers are paid in equal quarterly installments over the course of each year of a director’s service on the Board or applicable committee. Xperi also reimburses all non-employee directors for reasonable expenses related to Board or committee meetings. Each of Xperi’s non-employee directors receives restricted stock units covering shares of Xperi’s common stock under its stockholder-approved equity plan. The number of shares of common stock subject to the restricted stock unit award is determined by dividing (1) $190,000 (“Restricted Stock Unit Amount”) by (2) the fair market value per share of our common stock on the date of grant. A non-employee director who is initially appointed after any annual meeting of stockholders will receive a restricted stock unit award on the date of his or her initial appointment to the Board equal to the pro-rated amount of the annual grant. Annual restricted stock unit awards (or any pro-rated grants for directors initially appointed between annual meetings) vest on the earlier to occur of the first anniversary of the date of grant or the next annual meeting of stockholders.

The Xperi Compensation Committee reviews director compensation bi-annually, assisted by an independent compensation consultant, currently Compensia. In setting director compensation, Xperi considered various factors including market comparison studies and trends, the responsibilities of directors generally, including committee chairs, and the significant amount of time that directors expend in fulfilling their duties. In establishing the non-employee director compensation recommendations, the Xperi Compensation Committee utilized a balance of cash and equity, with the majority of the compensation delivered through equity grants. Directors who also serve as employees of Xperi do not receive payment for service as directors.

Stock Ownership Guidelines. Xperi’s non-employee directors are subject to Xperi’s stock ownership guidelines, which require each non-employee director to own common stock of Xperi with a market value equal to three times (3x) the value of the non-employee director’s annual cash retainer (excluding any annual cash retainer for committee membership or chairmanship) for as long as he or she remains a non-employee director.

Going Forward

We expect to use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our board of directors. In setting director compensation, our board of directors expects to be guided by similar principles as Xperi. Our board of directors is also expected to adopt stock ownership guidelines for non-employee directors that largely resembles Xperi’s stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Adeia

In connection with the intended separation of Xperi into two independent publicly traded companies, we and Xperi (which will, after the separation of Xperi Inc., become Adeia) will enter into certain agreements that will effect the separation of Xperi’s product and IP licensing businesses, including by providing for the attribution between us and Adeia of Xperi’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities), and provide a framework for our relationship following the distribution with Adeia. The following is a summary of the material terms of certain of these agreements.

Separation and Distribution Agreement

Prior to the separation and distribution, we intend to enter into a separation and distribution agreement with Adeia. The separation and distribution agreement will set forth our agreement with Adeia regarding the principal actions to be taken in connection with the separation, including those related to the Internal Reorganization and the Business Realignment. It will also set forth other agreements that govern certain aspects of our relationship with Adeia following the separation and distribution. This summary of the separation and distribution agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is incorporated by reference herein and filed as Exhibit 2.1 to the Form 10 of which this information statement forms a part.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will identify assets and liabilities to be allocated to each of us and Adeia as part of the separation. We note, however that (a) the allocation of employee-related liabilities (including pension liabilities) and related assets is set forth in the employee matters agreement (see the section below entitled “—Employee Matters Agreement” for a summary of such allocation) and (b) the allocation of tax liabilities and assets is set forth in the tax matters agreement (see the section below entitled “—Tax Matters Agreement” for a summary of such allocation). In particular, the separation and distribution agreement will provide that, subject to the terms and conditions contained in the separation and distribution agreement:

Assets

•	Generally, assets primarily related to the product business will be assigned to or retained by us;

•

We will be allocated the equity interests of subsidiaries that are intended to be our subsidiaries after the distributions (which includes the subsidiaries listed in Exhibit 21.1 to the Form 10 of which this information statement forms a part);

•	We will accept or retain certain real property set forth on a schedule and Adeia will accept or retain certain real property set forth on a schedule ;

•	Generally, we will be allocated all of the financial assets that are related to the product business and financial assets of Xperi that are not related to the IP licensing business;

•	Generally, Adeia will be allocated all of the financial assets that are related to the IP licensing business and financial assets of Xperi that are not related to the product business;

•

We will be allocated the Xperi and TiVo name and all Xperi and TiVo brands and Adeia will be allocated the Adeia name and all Adeia brands, subject to certain licenses to use certain trademark names and for purposes of publicity, and those cross business licenses described in more detail in the section below entitled “—Cross Business License Agreement”;

Liabilities

•	Generally, liabilities primarily related to the product business will be assigned to or retained by us;

•

Each of us and Adeia will generally retain or assume any liabilities (including under applicable federal and state securities laws) relating to any disclosure document filed or furnished with the SEC in connection with the separation (including, with respect to us, the Form 10 of which this information statement forms a part) based on information supplied by Xperi;

•	Xperi liabilities for borrowed money that were incurred or guaranteed by Adeia will be retained or assumed by Adeia;

•	Xperi liabilities for borrowed money that were incurred or guaranteed by us will be retained or assumed by us or the applicable subsidiary;

•	Generally, Adeia will be allocated all of the financial liabilities that are related to the IP licensing business and the financial liabilities of Xperi that are not related to the product business;

•	Generally, we will be allocated all of the financial liabilities that are related to the product business and the financial liabilities of Xperi that are not related to the IP licensing business;

•

We will be allocated 25% and Adeia will be allocated 75% of certain general corporate liabilities of Xperi, in each case incurred on or prior to the applicable distribution date, including liabilities of Xperi related to (i) Xperi’s filings with the SEC (other than actions arising out of disclosure documents distributed or filed relating to the distribution), (ii) documents distributed or filed by Xperi relating to indebtedness of the product business or the IP licensing business, (iii) Xperi’s corporate and legal compliance and other corporate level actions, (iv) claims made by or on behalf of holders of any of Xperi’s securities and (v) separation expenses that were not allocated to any specific party in connection with the separation under the separation and distribution agreement;

Except as may expressly be set forth in the separation and distribution agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the transferee will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with. In general, none of us or Adeia will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or governmental approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by a party or for which a party will have an indemnification obligation under the separation and distribution agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Such party that continues to be subject to such legal or contractual liability or obligation will rely on the other party that assumed the liability or obligation or the other party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation and distribution agreement have not been consummated on or prior to the applicable distribution date, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement.

The Distribution. The separation and distribution agreement will govern the rights and obligations of the parties regarding the distribution and certain actions that must occur prior to the distribution.

Xperi will cause its agent to distribute to holders of record of Xperi common stock as of the applicable record date all of the then-issued and outstanding shares of Xperi Inc. common stock. Xperi will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The separation and distribution agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Adeia in its sole discretion. For further information regarding these conditions, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Shared Contracts. Generally, shared contracts will be assigned in part if so assignable, or amended, bifurcated or replicated to facilitate the separation of our business from Xperi so that the appropriate party receives the rights and benefits and assumes the related portion of any liabilities inuring to the business of the appropriate party, and each party will use commercially reasonable efforts to obtain the consents required to partially assign, amend, bifurcate or replicate any shared contract.

Intercompany Accounts. The separation and distribution agreement will provide that, subject to certain specified exceptions in the separation and distribution agreement, schedules or any ancillary agreement, certain accounts that were formerly intercompany accounts within Xperi will be settled prior to the completion of the Business Realignment (or, as between members of Xperi that will be subsidiaries of us or Adeia, prior to the distribution).

Release of Claims and Indemnification. Except as otherwise provided in the separation and distribution agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation and distribution agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation and distribution agreement.

The separation and distribution agreement will provide for cross-indemnities that, except as otherwise provided in the separation and distribution agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation and distribution agreement and financial responsibility for the obligations and liabilities allocated to Adeia under the separation and distribution agreement. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses to the extent relating to, arising out of or resulting from:

•

the liabilities each party assumed or retained pursuant to the separation and distribution agreement (or any third-party claim that would, if resolved in favor of the claimant, constitute such a liability); and

•	any breach by such party of any provision of the separation and distribution agreement.

Each party’s indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds or other third-party proceeds received by the party being indemnified that reduce the amount of the loss. In addition, a party’s indemnifiable losses will be subject to, in certain cases, a “de minimis” threshold amount and, in certain cases, a deductible amount. The separation and distribution agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Legal Matters. Except as otherwise set forth in the separation and distribution agreement or any ancillary agreement, each party to the separation and distribution agreement will assume the liability for, and control of, all pending and threatened legal matters related to the liabilities it has been allocated and (unless allocated specifically to one of the other parties) its ongoing business and will indemnify the other party for its indemnifiable losses, if any, arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of the separation.

Insurance. Following the separation, we will generally be responsible for obtaining and maintaining, at our own cost, our own insurance coverage for liabilities for which we are assuming responsibility, although we will continue to have coverage under certain of Xperi’s insurance policies for certain matters that are related to occurrences prior to the separation, subject to the terms, conditions and exclusions of such policies. Such insurance coverage generally will be shared with Adeia for other liabilities existing prior to the date of the distribution that Adeia retained.

Dispute Resolution. Except as otherwise set forth in the separation and distribution agreement, if a dispute arises between us and Adeia under the separation and distribution agreement, the general counsels of the parties and such other executive officers as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then the dispute will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the separation and distribution agreement include access to financial and other information, confidentiality, access to and provision of records and separation of guarantees and other credit support instruments.

Tax Matters Agreement

Prior to the separation and distribution, we intend to enter into a tax matters agreement with Adeia, which will generally govern our respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, taxes, if any, incurred as a result of any failure of the distribution or certain related transactions to qualify as tax-free, and the apportionment of tax attributes. The tax matters agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests, and assistance and cooperation on tax matters. This summary of the tax matters agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is incorporated by reference herein and filed as Exhibit 10.1 to the Form 10 of which this information statement forms a part.

In general, the tax matters agreement governs the rights and obligations of Adeia, on the one hand, and us, on the other hand, after the distribution with respect to taxes for both pre-distribution and post-distribution periods. Under the tax matters agreement, (a) each party will be responsible for any taxes imposed on either party or their respective subsidiaries that arise from the failure of the distribution and/or certain related transactions to qualify as tax-free transactions to the extent that such failure is attributable to certain actions taken by such party or such party’s subsidiaries, (b) Adeia will generally be responsible for (i) taxes payable by Adeia and any of its subsidiaries after the distribution (including any taxes imposed due to an adjustment of taxes due and payable prior to the distribution), and (ii) to the extent not otherwise described in clause (b)(i), taxes required to be paid with respect to any U.S. federal consolidated income tax return and any other consolidated, combined, unitary, or similar income tax return for any taxable period (or portion thereof) ending on or before the distribution date that is required to be filed by any member of the Adeia or our affiliated groups as common parent, in each case other than any such taxes for which we will be responsible pursuant to (a), and (c) we will generally be responsible for taxes payable by us and any of our subsidiaries after the distribution (including any taxes imposed due to an adjustment of taxes due and payable prior to the distribution), other than any such taxes for which Adeia will be responsible pursuant to (a).

The tax matters agreement will also assign responsibilities for administrative matters, such as the filing of returns, retention of records, and conduct of audits, examinations, or similar proceedings. In addition, the tax matters agreement will provide for cooperation and information sharing with respect to tax matters.

Adeia will generally be responsible for preparing and filing any tax return that is required to be filed by Adeia or any of its subsidiaries (as determined immediately after the distribution) under applicable law, which tax returns may include us and/or certain of our subsidiaries to the extent such tax returns relate to periods prior to the distribution. We will generally be responsible for preparing and filing any tax return that is required to be filed by us or any of our subsidiaries (as determined immediately after the distribution) under applicable law, which tax returns may include certain of Adeia’s subsidiaries to the extent such tax returns relate to periods prior to the distribution.

The party that would be primarily responsible for taxes resulting from an audit, examination, or similar proceeding will generally have exclusive authority to control such audit, examination, or similar proceeding, with customary participation and settlement rights for the other party.

We and Adeia will generally be entitled to any tax refund to the extent that we or Adeia, respectively, are responsible for the underlying tax that is refunded.

In addition, during the two-year period following the distribution, the tax matters agreement will generally prohibit us and our subsidiaries from taking certain actions that could cause the distribution and certain related transactions, including certain transactions undertaken pursuant to the Internal Reorganization and Business Realignment, to fail to qualify as tax-free transactions. If we or our subsidiaries intend to take an action that is otherwise prohibited as described above, we are generally required to first obtain a favorable IRS ruling or an unqualified tax opinion, in each case in form and substance reasonably satisfactory to Adeia, that such action will not affect the tax-free status of the distribution and/or relevant related transactions, as the case may be. If we or our subsidiaries take any of the actions described above and such action results in losses to Adeia, we generally will be required under the tax matters agreement to indemnify Adeia for such losses, without regard to whether Adeia has given prior consent to such action and without regard to whether we obtain an IRS ruling or an unqualified tax opinion with respect to such action.

Our indemnity obligations under the tax matters agreement are not subject to a cap.

Employee Matters Agreement

We intend to enter into an employee matters agreement with Xperi, the form of which is filed as Exhibit 10.2 to the Form 10 of which this information statement forms a part. The employee matters agreement identifies employees and employee-related liabilities (and attributable assets) allocated (either retained, transferred, and accepted, or assigned and assumed, as applicable) to us and Xperi as part of the separation of Xperi into two companies, and describes when and how the relevant transfers and assignments occur or will occur. This summary of the employee matters agreement is qualified in its entirety by reference to the full text of the employee matters agreement, the form of which is incorporated by reference herein and is filed as Exhibit 10.2 to the Form 10 of which this information statement forms a part. The terms described in this summary are also subject to exceptions with respect to applicable law and certain other situations.

We and Xperi will comply with all requirements and obligations to inform, consult, or otherwise notify employees in relation to the transactions contemplated by the employee matters agreement and the separation agreement as required by applicable law.

With some exceptions, upon the distribution, we and Xperi have or will, as applicable, cause the employees identified to us or Xperi, as applicable, to commence or continue participation in employee benefit plans, as in effect on or prior to the date of the distribution, and will recognize prior years of service.

With some exceptions, we and Xperi have assumed or retained or will assume or retain, as applicable, liabilities arising out of or in connection with the employment or termination of the employees identified to us or Xperi, as applicable, including under any employee benefit plans, whether arising before or after the distribution.

With some exceptions, the employee matters agreement does not provide for any transfer of assets or liabilities between or in respect of any defined benefit pension plan, nonqualified deferred compensation plan or other post-employment pension benefit plan, but provides for the transfer of Xperi’s 401(k) retirement plan and all applicable accounts, underlying assets, and related trusts and agreements to us.

The employee matters agreement provides for the equitable adjustment of existing equity awards denominated in the common stock of Xperi to reflect the occurrence of the distribution and for the treatment of Xperi’s employee stock purchase plan. For a discussion of the treatment of outstanding equity awards and Xperi’s employee stock purchase plan, see the section entitled “The Separation and Distribution—Treatment of Equity Based Compensation.”

With some exceptions, we and Xperi have assumed or will assume, in each case, effective as of the distribution date, liabilities for accrued but unused vacation benefits for employees identified to us or Xperi, as applicable.

None of the transactions contemplated or undertaken by the employee matters agreement is intended to, and will not, constitute or give rise to an “employment loss” or employment separation within the meaning of the federal Worker Adjustment and Retraining Notification (WARN) Act, or any other federal, state or local law or legal requirement addressing mass employment separations.

Cross Business License Agreement

Prior to the separation and distribution, we intend to enter into a cross-business license agreement (“CBLA”) with Adeia, pursuant to which Adeia will license to us certain patents owned by Adeia or its affiliates that are necessary or useful in our business. There will be no restrictions preventing Adeia from establishing operations in entertainment-related products or services or on us from establishing operations in intellectual property licensing activities after the separation. This summary of the CBLA is qualified in its entirety by reference to the full text of the CBLA, the form of which is incorporated by reference herein and filed as Exhibit 10.3 to the Form 10 of which this information statement forms a part.

Licenses. We and our affiliates will have a non-exclusive license under certain existing, developed, and acquired patents of Adeia to make and have made, sell, offer for sale, lease, offer for lease, import, export, license, or otherwise transfer directly or indirectly to us and our affiliates’ customers, and use, and permit us and our affiliates’ customers to use (a) media licensed products, including (i) certain video entertainment software platforms and the hardware on which such video entertainment software platforms run, to the extent such hardware is used to execute the functions of such video entertainment software platforms and (ii) certain products and services acquired by us pursuant to an acquisition of a line of business (except, in each case, for such products sold to certain excluded customers), and (b) non-media licensed products, including certain products and services not specifically for use in the field of video or other digital media consumption or delivery. We and our affiliates may grant to manufacturers, suppliers, distributors, and resellers of licensed products, limited non-exclusive sublicenses under the licensed patents solely for the purpose of allowing such persons to make, have made, sell, offer for sale, lease, offer for lease, import, export, license or otherwise transfer and/or use licensed products on behalf of and for the benefit of us and our affiliates as licensed under the CBLA.

Fees. For Pay-TV products, we may have to pay certain recurring monthly license fees or annual license fees depending on the territory in which the products are provided to subscribers or customers. For non-Pay-TV products, we may have to pay certain per unit or annual license fees depending on the territory in which the products are provided to customers.

Liability Limitation. Except for certain indemnification obligations of Adeia and for a party’s breach of its confidentiality obligations, neither party is liable to the other party for any special, indirect, incidental or consequential damages. There is no aggregate liability cap under the CBLA.

Term and Termination. The term of the CBLA is 10 years from the effective date. Subject to certain exceptions, Adeia may terminate the CBLA if any of our entities directly or indirectly challenges the validity or enforceability of any licensed patent in any court or administrative agency or provides financing or direction for such challenge by a third party. Either party may terminate the CBLA for material breach by the other party. There is no termination for convenience right by either party. Subject to a number of exceptions (including with respect to certain license grants), if either party terminates the CBLA prior to the end of the term, all of the terms of the CBLA survive for the remainder of the term.

Our Services. As further consideration for Adeia’s grants and obligations under the CBLA, in the context of the broader separation and consideration between Adeia and us, including the rights and the value of the assets retained by Adeia under the separation agreement, we will provide certain unique services to Adeia under the CBLA, including inventor support and litigation support.

Acquisitions and Divestitures. The CBLA addresses scenarios where we may acquire or divest certain entities or be acquired by a third party and where Adeia may sell certain Adeia patents, divest certain entities, or acquire certain entities and outlines the ramifications of each such event.

Indemnification. The CBLA includes an indemnity from Adeia to us for infringement claims in limited circumstances.

Patent Pick Rights. The parties will have the option, in certain circumstances, to purchase certain patents from each other.

Dispute Resolution. Except as otherwise set forth in the CBLA, if a dispute arises between us and Adeia under the CBLA, the general counsel of the parties and such other executive officers as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then the dispute will be resolved through binding arbitration.

Transition Services Agreement

Prior to the separation and distribution, we intend to enter into a transition services agreement with Adeia, pursuant to which we and our subsidiaries will provide to Adeia and its subsidiaries various services for a transitional period. The services to be provided include back office functions and assistance with regard to administrative tasks relating to day-to-day activities as needed, including finance, accounting and tax activities, IT services, customer support, facilities services, human resources, and general corporate support, as well as pass-through services provided by certain vendors. The transition services are specified in a schedule to the agreement, and additional services may be added by mutual agreement of the parties. This summary of the transition services agreement is qualified in its entirety by reference to the full text of the agreement, the form of which is incorporated by reference herein and filed as Exhibit 10.5 to the Form 10 of which this information statement forms a part.

Data Sharing Agreement

Prior to the separation and distribution, we intend to enter into a data sharing agreement with Adeia, which will provide a binding framework for the sharing of data between us and our respective subsidiaries. The data sharing agreement will set forth the rights and obligations of the parties with respect to the retention and care of records, the handling of requests for information and the sharing of data in a legally compliant manner. This summary of the data sharing agreement is qualified in its entirety by reference to the full text of the data sharing agreement, the form of which is incorporated by reference herein and filed as Exhibit 10.6 to the Form 10 of which this information statement forms a part.

Relationship with our Chief Content Officer

In August 2014, Bill Neighbors entered into an employment relationship with DTS, which was acquired by Xperi Corporation in 2016. Xperi Corporation and Pre-Merger TiVo merged in 2020. Mr. Neighbors currently serves as our Chief Content Officer and is expected to continue serving in such role after the spin-off. Mr. Neighbors is the brother-in-law of Jon Kirchner, who is expected to be our Chief Executive Officer and director upon the spin-off. During the three-year period ended December 31, 2021, Mr. Neighbors received from us an aggregate amount of approximately $895,160 in base salary, $328,070 in bonus, and $791,790 (in grant date value) in stock awards. Mr. Neighbors’ current base annual salary is $330,000 and is eligible for a target bonus of 45% of his base annual salary.

Policies and Procedures Regarding Related Party Transactions

In connection with the spin-off, we expect that our board will adopt a written policy and procedures with respect to related party transactions, which will include specific provisions for the approval of related party transactions. Pursuant to this policy, related party transactions would include a transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which we and certain enumerated related parties participate, the amount involved exceeds $120,000 and the related party has a direct or indirect material interest. We expect our audit committee will review: (i) potential conflict of interest situations on an ongoing basis, (ii) any future proposed transaction, or series of transactions, with related parties, and (iii) either approve or disapprove each reviewed transaction or series of related transactions with related parties.

In the event that a related party transaction is identified, such transaction will be reviewed and approved or ratified by our audit committee. If it is impracticable for our audit committee to review such transaction, pursuant to the policy, the transaction will be reviewed by the chair of our audit committee, whereupon the chair of our audit committee will report to the audit committee the approval or rejection of such transaction.

In reviewing and approving related party transactions, pursuant to the policy, the audit committee, or its chair, shall consider all information that the audit committee, or its chair, believes to be relevant and important to a review of the transaction and shall approve only those related party transactions that are determined to be in, or not inconsistent with, our best interests and that of our stockholders, taking into account all available relevant facts and circumstances available to the audit committee or its chair. Pursuant to the policy, these facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. Pursuant to the policy, we expect that no member of the audit committee shall participate in any review, consideration or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all the outstanding shares of Xperi Inc. common stock will be owned beneficially and of record by Xperi. The following table sets forth information with respect to the expected beneficial ownership of our common stock at the time of the distribution by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock.

Except as noted below, we based the share amounts on each person’s beneficial ownership of Xperi common stock on August 1, 2022, giving effect to a distribution ratio of four shares of our common stock for every ten shares of Xperi common stock. Immediately following the distribution, we estimate that 41,707,171 shares of our common stock will be issued and outstanding based on the approximately 104,267,929 shares of Xperi common stock outstanding as of August 1, 2022. The actual number of outstanding shares of our common stock following the distribution will be determined on                 , 2022, the record date.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables has sole voting and investment power with respect to the securities beneficially owned.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding each stockholder who is expected to beneficially own more than 5% of our outstanding common stock immediately following the distribution. The table is based upon an assumption that, for every ten shares of Xperi common stock held by such persons, they will receive four shares of our common stock:

Name and Address of Beneficial Owner	Number of Shares of Xperi Inc. common stock	Percent of Shares Outstanding
BlackRock, Inc. and Subsidiaries(1)	6,567,805	15.7%
Ameriprise Financial, Inc. and Affiliates(2)	4,953,369	11.9%
Vanguard Group, Inc.(3)	4,727,906	11.3%

(1)

Based solely on the Schedule 13G/A filed with the SEC on January 27, 2022 by BlackRock, Inc. and certain subsidiaries (“BlackRock”) with respect to Xperi common stock. BlackRock reported that it had sole voting power over 16,223,911 shares of Xperi common stock and sole dispositive power over 16,419,514 shares of Xperi common stock. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(2)

Based solely on the Schedule 13G/A filed with the SEC on February 14, 2022 by Ameriprise Financial, Inc. and certain affiliates (“Ameriprise”) with respect to Xperi common stock. Columbia Seligman Technology and Information Fund (the “Fund”) reported that it had sole voting power over 7,124,641 shares of Xperi common stock and shared dispositive power over 7,124,641 shares of Xperi common stock. Columbia Management Investment Advisers, LLC (“CMIA”) reported that it had shared voting power over 12,158,642 shares of Xperi common stock and shared dispositive power over 12,380,209 shares of Xperi common stock. CMIA is the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, and therefore may be deemed to beneficially own the shares reported by the Fund. Any remaining shares reported by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by Xperi and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. Ameriprise Financial, Inc.

(“AFI”) is the parent holding company of CMIA, and therefore AFI may be deemed to beneficially own the shares reported herein by CMIA. CMIA and AFI do not directly own any shares of Xperi common stock. The address of AFI is 145 Ameriprise Financial Center, Minneapolis, MN 55474. The address of CMIA and the Fund is 290 Congress St., Boston, MA 02210.
(3)

Based solely on the Schedule 13G/A filed with the SEC on February 9, 2022 by The Vanguard Group (“Vanguard”) with respect to Xperi common stock. Vanguard reported that it had sole voting power over 0 share of Xperi common stock, shared voting power over 105,338 shares of Xperi common stock, sole dispositive power over 11,627,533 shares of Xperi common stock, and shared dispositive power over 192,233 shares of Xperi common stock. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA, 19355.

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned, based on the presentation previously described, as of August 1, 2022, by each of our directors, each of our named executive officers and all of our executive officers and directors as a group. The table is based upon an assumption that, for every ten shares of Xperi common stock held by such persons, they will receive four shares of our common stock.

For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of August 1, 2022. No executive officer or director holds any class of equity securities other than our common stock or our equity awards that may give them the right to acquire beneficial ownership of our common stock, and it is not expected that any of them will own any class of equity securities other than common stock following the distribution. None of the listed shares have been pledged as security or otherwise deposited as collateral.

Name of Beneficial Owner	Number of Shares of Xperi Inc. common stock	Percent of Shares Outstanding
Jon Kirchner	163,629	*
Robert Andersen	42,371	*
Geir Skaaden	24,650	*
Darcy Antonellis	13,385	*
Laura J. Durr	10,837	*
Dave Habiger	22,766	*
Christopher A. Seams	28,545	*
All executive officers and directors (eight persons)	335,870	*

*	Less than 1%.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a discussion of the U.S. federal income tax consequences to Xperi and Xperi stockholders in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This discussion assumes that the separation will be consummated in accordance with the separation and distribution agreement and as described in this information statement.

Except as specifically described below, this discussion is limited to Xperi stockholders that are “U.S. Holders,” as defined immediately below. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Xperi common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This discussion also does not discuss all tax considerations that may be relevant to Xperi stockholders in light of their particular circumstances, nor does it address the consequences to Xperi stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of Xperi common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of Xperi’s equity;

•

holders owning Xperi common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Xperi common stock through partnerships or other pass-through entities.

This discussion does not address the U.S. federal income tax consequences to stockholders who do not hold shares of Xperi common stock as a capital asset. Moreover, this discussion does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Xperi common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Distribution

It is a condition to the distribution that Xperi receives the Tax Opinion, in form and substance acceptable to Xperi, substantially to the effect that, among other things, the distribution and certain related transactions will qualify as a tax-free transaction under Section 368(a)(1)(D) and Section 355 of the Code. Additionally, Xperi has received the IRS Ruling, substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 368(a)(1)(D) and Section 355 of the Code.

Assuming the distribution qualifies as tax-free under Section 368(a)(1)(D) and Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Xperi as a result of the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a Xperi stockholder solely as a result of the receipt of Xperi Inc. common stock in the distribution;

•

the aggregate tax basis of the shares of Xperi common stock and shares of Xperi Inc. common stock in the hands of each Xperi stockholder immediately after the distribution (including any fractional shares deemed received, as discussed below) will be the same as the aggregate tax basis of the shares of Xperi common stock held by such holder immediately before the distribution, allocated between the shares of Xperi common stock and shares of Xperi Inc. common stock (including any fractional shares deemed received, as discussed below) in proportion to their relative fair market values immediately following the distribution; and

•

the holding period with respect to shares of Xperi Inc. common stock received by Xperi stockholders (including any fractional shares deemed received) will include the holding period of their shares of Xperi common stock.

Xperi stockholders that have acquired different blocks of Xperi common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of Xperi common stock.

Although the IRS Ruling will generally be binding on the IRS, the IRS Ruling is based on certain facts and assumptions and certain representations and undertakings from Xperi and us that certain necessary conditions to obtain tax-free treatment under the Code have been or will be satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code, except in limited situations, the IRS will not rule on whether a distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS will not rule that the distribution was effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits or that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). Instead, the IRS Ruling is based on representations made to the IRS by Xperi that these requirements have been established.

Xperi expects to obtain the Tax Opinion, which is expected to include a conclusion that the distribution is being effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits and that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). The Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Xperi make. In rendering the Tax Opinion, Skadden also will rely on certain covenants that we and Xperi enter into, including the adherence by Adeia and us to certain restrictions on their and our future actions. The Tax Opinion will be expressed as of the date of the distribution and will not cover subsequent periods. As a result, the Tax Opinion is not expected to be issued until after the date of this information statement. Additionally, the Tax Opinion will rely on certain factual representations from Xperi as to the extent of common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers and will rely on the IRS Ruling (discussed further below). If any of the facts, representations, assumptions or undertakings described or made in connection with the IRS Ruling or the Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS and our ability to rely on the Tax Opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

An opinion of counsel represents counsel’s best judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all those conclusions and that a court could sustain that contrary position.

If, notwithstanding the conclusions in the IRS Ruling and those that we expect to be included in the Tax Opinion, it is ultimately determined that the distribution does not qualify as tax-free under Section 368(a)(1)(D) and Section 355 of the Code for U.S. federal income tax purposes, then Xperi would recognize corporate level taxable gain on the distribution in an amount equal to the excess, if any, of the fair market value of Xperi Inc. common stock distributed to Xperi stockholders on the distribution date over Xperi’s tax basis in such stock. In addition, if the distribution is ultimately determined not to qualify as tax-free under Section 368(a)(1)(D) and Section 355 of the Code for U.S. federal income tax purposes, each Xperi stockholder that receives shares of Xperi Inc. common stock in the distribution would be treated as receiving a distribution in an amount equal to the fair market value of Xperi Inc. common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Xperi’s current and accumulated earnings and profits, including Xperi’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in Xperi stock and thereafter treated as capital gain from the sale or exchange of Xperi stock.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to Xperi under Section 355(e) of the Code if either we or Xperi undergoes a 50 percent or greater ownership change as part of a plan or series of related transactions that includes the distribution, potentially including transactions occurring after the distribution. Following the Mergers, and in anticipation of the distribution, Xperi sought and received the IRS Ruling, which included a ruling from the IRS regarding the proper manner and methodology for measuring the common ownership in the stock of Xperi, Pre-Merger Xperi and Pre-Merger TiVo for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code. The Tax Opinion will rely on the continued validity of the IRS Ruling, as well as certain factual representations from Xperi as to the extent of the common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers. Based on the representations made by Xperi as to the common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers and assuming the continued validity of the IRS Ruling, the Tax Opinion will conclude that there was not a 50 percent or greater change of ownership in Xperi, Pre-Merger Xperi or Pre-Merger TiVo for purposes of Section 355(e). Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine that the distribution should nevertheless be treated as a taxable transaction to Xperi if it determines that any of the facts, assumptions, representations or undertakings of Xperi is not correct or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling. Additionally, as discussed above, the Tax Opinion will be expressed as of the date of the distribution and will not cover subsequent periods, and thus will not cover transactions occurring after the distribution. The process for determining whether one or more acquisitions or issuances triggering the application of Section 355(e) has occurred, the extent to which any such acquisitions or issuances results in a change of ownership and the cumulative effect of any such acquisitions or issuances together with any prior acquisitions or issuances (including the Mergers) is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, Xperi would recognize taxable gain as described above, but the distribution would be tax-free to each Xperi stockholder (except for tax on any cash received in lieu of fractional shares). In certain cases, we may be required to indemnify Xperi for all or part of the tax liability resulting from the application of Section 355(e). For further details regarding our potential indemnity obligation, see the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

A U.S. Holder that receives cash instead of fractional shares of Xperi Inc. common stock should be treated as though the U.S. Holder first received a distribution of a fractional share of Xperi Inc. common stock, and then sold it for the amount of cash. Such U.S. Holder should recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holding period for such U.S. Holder’s Xperi common stock exceeds one year.

U.S. Treasury Regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within 45 days after the distribution, Xperi will provide stockholders who receive Xperi Inc. common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of Xperi Inc. common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

On July 1, 2022, Xperi and TiVo Product Holdco LLC entered into a Stock Purchase Agreement with Vewd, Shareholder Representative Services LLC, a Colorado limited liability company, and securityholders of Vewd, pursuant to which Xperi acquired Vewd for approximately $109 million through a mixture of cash and debt. After the acquisition, Vewd’s business will be included in Xperi Inc.

In connection with such acquisition, TiVo Product Holdco LLC issued a senior unsecured promissory note (the “Promissory Note”) to the sellers of Vewd in a principal amount of $50 million. The issuer’s obligations under the Promissory Note are guaranteed by Xperi prior to the spin-off. Indebtedness outstanding under the Promissory Note bears an interest rate of 6.00% per annum, payable in cash on a quarterly basis. If a certain qualified spin-off transaction occurs, the interest rate will be increased to the greater of (a) 6.00% and (b) the sum of (i) the highest interest rate payable under any credit facility or bonds, debentures, notes or similar instruments where the issuer or any guarantor borrows money or guarantees obligations on a secured basis on or after the date of such spin-off transaction, plus (ii) 2.00%. The Promissory Note will mature on July 1, 2025. The issuer may, at any time and on any one or more occasions, prepay all or any portion of the outstanding principal amount, plus accrued and unpaid interest, if any, under the Promissory Note without premium or penalty. In addition, the Promissory Note has mandatory prepayment provisions upon certain change of control or asset sale events.

The Promissory Note will include certain covenants that restrict the issuer and each guarantor’s ability to, among other things, incur certain indebtedness or engage in any material line of business substantially different from those lines of business conducted by such entities on the closing date of the acquisition. The Promissory Note will not contain any financial covenants.

This summary of the Promissory Note is qualified in its entirety by reference to the full text of the Promissory Note, the form of which is incorporated by reference herein and filed as Exhibit 10.7 to the Form 10 of which this information statement forms a part.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to the consummation of the spin-off. The following description of certain terms of our common stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws. The certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to the Form 10, of which this information statement forms a part. See the section entitled “Where You Can Find More Information.”

Under this section of “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Xperi Inc. and not to any of its subsidiaries.

Authorized Capital Stock

The total number of shares of capital stock which Xperi Inc. shall have authority to issue is 146,000,000 shares. This authorized capital stock consists of 140,000,000 shares of common stock and 6,000,000 shares of preferred stock, each having a par value of $0.001 per share. Immediately following the distribution, we expect that there will be approximately 41,707,171 shares of Xperi Inc. common stock issued and outstanding and zero shares of preferred stock will be issued and outstanding.

Common Stock

We estimate that 41,701,171 shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of Xperi common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                     , the record date.

Dividends. Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law, or, if no such surplus exists, out of the corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid. All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off will also be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock will not be subject to any redemption or sinking fund provisions.

Preferred Stock

Under our amended and restated certificate of incorporation, the board of directors will be authorized, subject to limitations prescribed by the DGCL, and by Xperi Inc.’s amended and restated certificate of incorporation, to issue up to 6,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. The Board will have the authority, without further action by the holders of Xperi Inc.’s common stock, subject to limitations prescribed by the DGCL and by Xperi Inc.’s amended and restated certificate of incorporation, to issue preferred stock and fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible into, or exchangeable for shares of any other class or classes of capital stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of Xperi Inc.’s common stock;

•	diluting the voting power of Xperi Inc.’s common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of Xperi Inc.’s common stock; or

•	delaying or preventing a change of control of Xperi Inc.

Anti-Takeover Effects of Various Provisions of Delaware Law and Xperi Inc.’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and Xperi Inc.’s amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Xperi Inc. by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the board of directors may consider inadequate and to encourage persons seeking to acquire control of Xperi Inc. to first negotiate with the board. Xperi Inc. believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Upon the distribution, Xperi Inc. will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203 of the DGCL, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person. The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Size of Board and Vacancies. Xperi Inc.’s amended and restated certificate of incorporation will provide that the number of directors on the board will be designated in the bylaws as adopted or as amended by the board of directors or the stockholders. Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the board of directors resulting from any increase in the authorized number of directors or any vacancy will be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. The right of stockholders to fill vacancies on the board of directors is specifically denied.

Special Stockholder Meetings. Xperi Inc.’s amended and restated certificate of incorporation will provide that special meetings of Xperi Inc. stockholders may be called at any time only by the board of directors, or by a majority of the members of the board of directors, or by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authority, as provided in a resolution of the board of directors or in the bylaws of Xperi, include the power to call such meetings, but such special meetings may not be called by any other person or persons. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Xperi Inc.’s amended and restated certificate of incorporation and bylaws will expressly eliminate the right of Xperi Inc.’s stockholders to act by written consent. Stockholder action must take place at an annual or a special meeting of Xperi Inc. stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Xperi Inc.’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Xperi Inc.’s amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Xperi Inc. through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties by directors and officers, and Xperi Inc.’s amended and restated certificate of incorporation will include such an exculpation provision. Xperi Inc.’s amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Xperi Inc., or for serving at Xperi Inc.’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Xperi Inc.’s amended and restated certificate of incorporation and bylaws will also provide that Xperi Inc. must indemnify and advance reasonable expenses to Xperi Inc.’s directors and officers, subject to Xperi Inc.’s receipt of an undertaking from the indemnified party as may be required under the DGCL. Xperi Inc.’s amended and restated certificate of incorporation will expressly authorize Xperi Inc. to carry directors’ and officers’ insurance to protect Xperi Inc., its directors, officers and certain employees for some liabilities.

Xperi Inc. will also enter into separate indemnification agreements with each of our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and Xperi Inc.’s amended and restated certificate of incorporation and amended and restated bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with the approval of Xperi Inc. and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any indebtedness of Xperi Inc., and (iii) any liabilities incurred as a result of acting on behalf of Xperi Inc. (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to Xperi Inc. if it is found that such indemnitee is not entitled to such indemnification under applicable law and the amended and restated certificate of incorporation and amended and restated bylaws.

Xperi Inc.’s amended and restated certificate of incorporation and amended and restated bylaws will provide that Xperi Inc.’s directors and officers will not be personally liable to Xperi Inc. or its stockholders for monetary damages for breach of a fiduciary duty as a director or officer, except for:

•	any breach of the director’s or officer’s duty of loyalty to Xperi Inc. or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	liability of a director under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock;

•	any transaction from which the director or officer derives an improper personal benefit; or

•	an officer in any action by or in the right Xperi Inc.

The limitation of liability and indemnification provisions that will be in Xperi Inc.’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Xperi Inc.’s directors and officers, even though such an action, if successful, might otherwise benefit Xperi Inc. and its stockholders. However, these provisions will not limit or eliminate Xperi Inc.’s rights, or those of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s or officer’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Xperi Inc. pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Xperi Inc. directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Xperi Inc.’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. Xperi Inc. may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Xperi Inc. by means of a proxy contest, tender offer, merger or otherwise.

Listing

Xperi Inc. has applied to have its shares of common stock listed on the New York Stock Exchange under the symbol “XPER.”

Sale of Unregistered Securities

None.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Xperi Inc.’s common stock will be Computershare.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Form 10 with the SEC with respect to the shares of Xperi Inc. common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the Form 10 and the exhibits and schedules to the Form 10. For further information with respect to us and Xperi Inc. common stock, please refer to the Form 10, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits to the Form 10 for copies of the actual contract or document. You may review a copy of the Form 10, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of Xperi Inc. common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.